Exhibit (a)(1)(i)

LDK Solar Co., Ltd.

Offer to Exchange

Up to $300,000,000 principal amount of its currently outstanding
4.75% Convertible Senior Notes due 2013 (CUSIP Nos. 50183L AA 5 and 50183L AB 3)
For an equal principal amount of a newly issued class of
4.75% Convertible Senior Notes due 2013
Plus cash in an amount not greater than $85 nor less than $60
Plus Accrued and Unpaid Interest Thereon

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M.,
ON DECEMBER 22, 2010,
UNLESS THE EXCHANGE OFFER IS EXTENDED.

LDK Solar Co., Ltd., an exempted company organized under the laws of the Cayman Islands with limited liability (the “Company,” “we,” “our” or “us”), is offering (the “Exchange Offer”) to exchange up to $300,000,000 principal amount (the “Exchange Offer Amount”) of its currently outstanding 4.75% Convertible Senior Notes due 2013 issued pursuant to an indenture between the Company and The Bank of New York, as trustee and securities agent, dated as of April 15, 2008 (the “Existing Notes”) for an equal principal amount of a newly issued class of its 4.75% Convertible Senior Notes due 2013 (the “New Notes”) and cash in an amount not greater than $85 nor less than $60 per $1,000 principal amount of Existing Notes (the “Cash Consideration” and, together with the New Notes, the “Exchange Consideration”) upon the terms and subject to the conditions set forth in this Exchange Offer Memorandum and in the accompanying Letter of Transmittal (which, as they may be amended or supplemented from time to time, collectively constitute the “Exchange Offer Documents”). For each $1,000 principal amount of Existing Notes, holders of Existing Notes (“Holders”) will receive $1,000 principal amount of New Notes plus the Cash Consideration. The amount of Cash Consideration will be determined by the modified “Dutch Auction” procedure described below. In addition, Holders whose Existing Notes are accepted for exchange in the Exchange Offer will be paid in cash in an amount equal to the accrued and unpaid interest on the Existing Notes to, but excluding, the settlement date of the Exchange Offer.

Under the modified “Dutch Auction” procedure, we will determine the Cash Consideration that we will pay per $1,000 principal amount of Existing Notes validly tendered and not properly withdrawn from the Exchange Offer, taking into account the total amount of Existing Notes validly tendered and not properly withdrawn from the Exchange Offer and the range of possible Cash Consideration specified by tendering Holders. We will determine a single price for the Cash Consideration per $1,000 principal amount of Existing Notes, which will not be more than $85 nor less than $60 per $1,000 principal amount of Existing Notes (the “Cash Consideration Range”), that will allow us to purchase the Exchange Offer Amount of Existing Notes, or such lesser amount, validly tendered pursuant to the Exchange Offer and not properly withdrawn. All Existing Notes exchanged in the Exchange Offer will be exchanged for the same Exchange Consideration, including those Existing Notes tendered by Holders for Cash Consideration lower than the Cash Consideration determined by us. Only Existing Notes validly tendered and not properly withdrawn from the Exchange Offer for Cash Consideration at or below the Cash Consideration determined by us will be exchanged. However, due to the proration provisions described herein, we may not exchange all of the Existing Notes tendered at or below the value of the Cash Consideration if more than the aggregate amount of Existing Notes that we seek to exchange are tendered at or below the Cash Consideration. Existing Notes not exchanged in the Exchange Offer will be returned to the tendering Holders at our expense promptly after the expiration of the Exchange Offer. As of the date of this Exchange Offer Memorandum, an aggregate of $395,000,000 principal amount of Existing Notes were outstanding. Accordingly, the Exchange Offer Amount represents approximately 75% of the total aggregate outstanding principal amount of the Existing Notes.

If the amount of Existing Notes validly tendered and not properly withdrawn on or prior to the Expiration Date (as defined herein) at or below the Cash Consideration exceeds the Exchange Offer Amount, we will accept for payment the Existing Notes that are validly tendered and not properly withdrawn from the Exchange Offer at or below the Cash Consideration on a pro rata basis from among such tendered Notes. In all cases we will make appropriate adjustments to avoid exchanges of Existing Notes in a principal amount other than an integral multiple of $1,000.

THE EXCHANGE OFFER IS NOT CONDITIONED ON THE TENDER OF A MINIMUM AGGREGATE PRINCIPAL AMOUNT OF EXISTING NOTES. THE EXCHANGE OFFER IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE “CONDITIONS OF THE EXCHANGE OFFER.”

You should read the Exchange Offer Documents in their entirety. You should carefully consider the risk factors and uncertainties described in the section entitled “Risk Factors” in this Exchange Offer Memorandum, before you decide whether or not to participate in the Exchange Offer.

The Existing Notes are not listed on any national securities exchange and there is no established trading market for the Existing Notes. The New Notes will not be listed on any national securities exchange and we do not expect that there will be an established trading market for the New Notes. Our American depositary shares (“ADSs”) are listed on the New York Stock Exchange (the “NYSE”) under the symbol “LDK.” On November 23, 2010, the closing sale price of our ADSs or the NYSE was $10.71 per ADS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE EXCHANGE OFFER OR THE EXCHANGE CONSIDERATION OFFERED IN THE EXCHANGE OFFER OR DETERMINED IF THIS EXCHANGE OFFER MEMORANDUM IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

OUR BOARD OF DIRECTORS HAS APPROVED THE EXCHANGE OFFER. HOWEVER, NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, PIPER JAFFRAY & CO., THE FINANCIAL ADVISOR FOR THE EXCHANGE OFFER (THE “FINANCIAL ADVISOR”), GEORGESON INC., THE INFORMATION AGENT FOR THE EXCHANGE OFFER (THE “INFORMATION AGENT”), OR THE BANK OF NEW YORK MELLON, THE EXCHANGE AGENT FOR THE EXCHANGE OFFER (THE “EXCHANGE AGENT”), MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR EXISTING NOTES OR AS TO THE CASH CONSIDERATION AT WHICH YOU MAY CHOOSE TO TENDER YOUR EXISTING NOTES. NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE FINANCIAL ADVISOR, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE EXCHANGE OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR EXISTING NOTES AND, IF SO, THE AGGREGATE PRINCIPAL AMOUNT OF EXISTING NOTES TO TENDER AND THE CASH CONSIDERATION AT WHICH YOU WOULD BE WILLING TO TENDER YOUR EXISTING NOTES. IN DOING SO, YOU SHOULD CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS EXCHANGE OFFER MEMORANDUM AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE EXCHANGE OFFER. SEE “PURPOSE OF THE EXCHANGE OFFER; CERTAIN EFFECTS OF THE EXCHANGE OFFER.”

We are relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), to exempt the New Notes portion of the Exchange Consideration from the registration requirements of the Securities Act. We are also relying on Section 18(b)(4)(C) of the Securities Act to exempt the New Notes portion of the Exchange Consideration from the registration and qualification requirements of the state securities laws. We have no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders of Existing Notes in the Exchange Offer.

Based on interpretations of the staff of the Division of Corporation Finance of the SEC, we believe that the New Notes issued in the Exchange Offer, like the Existing Notes, may be offered for resale, resold or otherwise transferred by any holder thereof who is not an affiliate of ours without compliance with the registration requirements of the Securities Act.

There are no guaranteed delivery provisions provided by us in conjunction with the Exchange Offer. Holders must tender their Existing Notes in accordance with the procedures set forth under “Terms of the Exchange Offer — Procedures for Tendering Existing Notes.”

November 24, 2010

IMPORTANT

Any Holder desiring to tender Existing Notes in the Exchange Offer must (i) in the case of a beneficial owner whose Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that such nominee tender your Existing Notes, or (ii) in the case of a Holder who holds physical certificates evidencing such Existing Notes, complete and sign the accompanying Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed (if required by Instruction 1 of the Letter of Transmittal), and deliver the properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), together with the certificates evidencing the Existing Notes and any other required documents, to the Exchange Agent. Only registered Holders of Existing Notes are entitled to tender such Existing Notes (except as set forth in the Letter of Transmittal). A beneficial owner whose Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender Existing Notes so registered. See “Terms of the Exchange Offer — Procedures for Tendering Existing Notes.”

All tenders of Existing Notes must be made before the Exchange Offer expires at 11:59 p.m., New York City time, on Wednesday, December 22, 2010 (the “Expiration Date”) (unless the Exchange Offer is extended or terminated by us). You must validly tender your Existing Notes for exchange in the Exchange Offer on or prior to the Expiration Date to receive the Exchange Consideration. You may withdraw Existing Notes tendered in the Exchange Offer at any time prior to 11:59 p.m., New York City time, on the Expiration Date.

The Depository Trust Company (“DTC”) has confirmed to us that the Exchange Offer is eligible for DTC’s Automated Tender Offer Program (“ATOP”). Accordingly, DTC participants may electronically transmit their acceptance of the Exchange Offer by causing DTC to transfer their Existing Notes to the Exchange Agent in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message (as defined herein) to the Exchange Agent. Holders desiring to tender their Existing Notes on or prior to the Expiration Date must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on such date. See “Terms of the Exchange Offer — Procedures for Tendering Existing Notes.”

No brokerage commissions are payable by tendering Holders of the Existing Notes to us, the Financial Advisor, the Information Agent or the Exchange Agent. Holders who tender their Existing Notes through a broker, dealer, commercial bank, trust company or other nominee should consult that institution to determine whether it charges any services fees for tendering the Existing Notes in the Exchange Offer.

We will not receive any proceeds from the Exchange Offer. We have agreed to bear the expenses of the Exchange Offer, other than any fees and commissions of beneficial owners to brokers, dealers, commercial banks, trust companies or other nominees tendering on their behalf.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR EXISTING NOTES IN THE EXCHANGE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THOSE CONTAINED IN THE EXCHANGE OFFER DOCUMENTS. YOU SHOULD NOT RELY ON ANY RECOMMENDATION, OR ANY SUCH REPRESENTATION OR INFORMATION, AS HAVING BEEN AUTHORIZED BY US, ANY MEMBER OF OUR BOARD OF DIRECTORS, THE FINANCIAL ADVISOR, THE INFORMATION AGENT OR THE DEPOSITARY.

We are making the Exchange Offer to all Holders. However, if we become aware of any jurisdiction in which the making of the Exchange Offer or the tender of Existing Notes pursuant to the Exchange Offer would not be in compliance with the laws of such jurisdiction, and after making a good faith effort we cannot comply with any such laws, the Exchange Offer will not be made to the Holders residing in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer will be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of such jurisdiction. The delivery of this Exchange Offer Memorandum shall not under any circumstances create any implication that the information contained herein, or incorporated herein by reference, is correct as of any time subsequent to the date hereof or, in the case of information incorporated herein by reference, subsequent to the date thereof, or that there has been no change in the information set forth herein, or incorporated herein by reference, or in our affairs or any of our subsidiaries since the date hereof.

The Exchange Offer Documents contain important information which should be read carefully and in their entirety before you make any decision with respect to the Exchange Offer.

To request additional copies of the Exchange Offer Documents, please contact the Information Agent. The contact information for the Information Agent is set forth on the back cover of this Exchange Offer Memorandum.

AVAILABLE INFORMATION

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file reports and other information with the SEC. Such reports and other information filed with the SEC by us may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Such materials may also be accessed electronically at the SEC’s internet website located at http://www.sec.gov. Statements made in this Exchange Offer Memorandum concerning the provisions of any contract, agreement, indenture, security document or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement, indenture, security document or other document filed with the SEC, reference is made to such filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

We have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”) under Section 13(e)(4) of the Exchange Act and Rule 13e-4, furnishing certain information with respect to the Exchange Offer. The Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Exchange Offer Memorandum. We incorporate by reference the documents listed below.

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2009, as filed with the SEC on June 30, 2010;

•	Our report on Form 6-K to the extent filed with (and not including information deemed furnished to) the SEC on May 11, 2010;

•	Our report on Form 6-K to the extent filed with (and not including information deemed furnished to) the SEC on August 11, 2010; and

•	Our report on Form 6-K to the extent filed with (and not including information deemed furnished to) the SEC on November 9, 2010.

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We will provide without charge to each person to whom a copy of this Exchange Offer Memorandum is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Exchange Offer Memorandum incorporates). Requests should be directed to:

LDK Solar USA, Inc.
1290 Oakmead Parkway
Suite 306
Sunnyvale, CA 94085
Attn: Investor Relations
Email: judy@ldksolar.com
Tel: (408) 245-0858

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Exchange Offer Memorandum and the documents incorporated by reference into this Exchange Offer Memorandum contain forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “expect,” “estimate,” “predict,” “potential,” “continue,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our production capacity of photovoltaic (“PV”) products, including solar wafers, cells, modules and polysilicon;

•	expected growth of and changes in the PV industry, solar power industry and renewable energy industry;

•	our ability to maintain and strengthen our position as a leading PV product manufacturer globally;

•	our ability to maintain strong relationships with any particular supplier or customer;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares and ADSs;

•	any government subsidies and economic incentives to the PV industry; and

•	People’s Republic of China (“PRC”) governmental policies regarding foreign investments.

The forward-looking statements made or incorporated by reference in this Exchange Offer Memorandum relate only to events or information as of the date on which the statements are made in this Exchange Offer Memorandum or in the incorporated document. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date on which the statements are so made, or to reflect the occurrence of unanticipated events. You should read this Exchange Offer Memorandum and the documents incorporated by reference into this Exchange Offer Memorandum in their entirety and with the understanding that our actual future results may be materially different from what these forward-looking statements may suggest.

SUMMARY TERM SHEET

We are providing this summary term sheet in the form of answers to questions that you may have as a holder of Existing Notes for your convenience. It highlights certain material information in the Exchange Offer Documents, but you should realize that it does not describe all of the details of the Exchange Offer to the same extent described elsewhere in the Exchange Offer Documents. The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in the Exchange Offer Documents. We urge you to read the Exchange Offer Documents in their entirety because they contain the full details of the Exchange Offer.

Who is offering to exchange my Existing Notes?

LDK Solar Co., Ltd., an exempted company organized under the laws of the Cayman Islands with limited liability, the issuer of the Existing Notes.

Which securities of the Company are the subject of the Exchange Offer?

We are offering to exchange up to the Exchange Offer Amount of outstanding Existing Notes for a like principal amount of New Notes and Cash Consideration in an amount to be determined by means of a modified “Dutch Auction.”

What is the purpose of the Exchange Offer and what are the differences between the New Notes and the Existing Notes?

We are making the Exchange Offer in order to reduce the aggregate principal amount of outstanding Existing Notes under which Holders may, on April 15, 2011, require us to repurchase all or a portion of their Existing Notes prior to their maturity. The only material difference between the New Notes and the Existing Notes is the absence in the New Notes of the provisions contained in the Existing Notes that allow the Holders to require us to repurchase all or a portion of their Existing Notes on April 15, 2011. In addition, upon issuance, the New Notes will not contain any restrictions on transfer applicable to persons that are not considered to be our affiliates. See “The Exchange Offer — Purpose of the Exchange Offer; Certain Effects of the Exchange Offer.”

Is there a minimum percentage of Existing Notes being sought in the Exchange Offer?

No.

What will I receive in exchange for my Existing Notes?

For each $1,000 principal amount of Existing Notes accepted in the Exchange Offer you will receive $1,000 principal amount of New Notes plus Cash Consideration in an amount not greater than $85 nor less than $60 to be determined by means of a procedure commonly called a modified “Dutch Auction.” This procedure allows you to specify the amount of the Cash Consideration, within the Cash Consideration Range, at which you are willing to exchange your Existing Notes. After the Exchange Offer expires, we will look at the consideration within the Cash Consideration Range chosen by each Holder for all of the Existing Notes validly tendered and not properly withdrawn. We will then determine the lowest Cash Consideration within the Cash Consideration Range that will allow us to purchase the Exchange Offer Amount of Existing Notes, validly tendered pursuant to the Exchange Offer and not properly withdrawn. Accrued and unpaid interest will also be paid on the Existing Notes validly tendered and not withdrawn, up to, but not including, the settlement date. All Existing Notes exchanged in the Exchange Offer will be exchanged for the same Exchange Consideration, including those Existing Notes tendered by Holders for Cash Consideration lower than the Cash Consideration determined by us. Only Existing Notes validly tendered and not properly withdrawn from the Exchange Offer for Cash Consideration at or below the Cash Consideration determined by us will be exchanged. However, due to the proration provisions described herein, we may not exchange all of the Existing Notes tendered at or below the Cash Consideration if more than the Exchange Offer Amount are tendered at or below the Cash Consideration. Existing Notes not exchanged in the Exchange Offer will be returned to the tendering Holders at our expense promptly after the expiration of the Exchange Offer. See “Terms of the Exchange Offer.”

How do I specify my Cash Consideration within the Cash Consideration Range?

In order to specify the Cash Consideration at which you are willing to exchange your Existing Notes, you must indicate the cash amount of the Cash Consideration within the Cash Consideration Range (in multiples of $5 per $1,000 principal amount of Existing Notes) at which you wish to tender your Existing Notes in the section of the Letter of Transmittal captioned “Description of Existing Notes Tendered — Cash Consideration per $1,000 Principal Amount in Increments of $5 (not greater than $85 nor less than $60)” (if you hold the Existing Notes in physical form) or by instructing the registered holder of your Existing Notes (if you hold your Existing Notes through a broker, dealer, commercial bank, trust company or other nominee). Alternatively, if you wish to maximize the chance that we will exchange your Existing Notes, you should refrain from specifying the Cash Consideration at which you are tendering your Existing Notes, in which case, you will accept the Cash Consideration determined by us in the Exchange Offer. You should understand that not specifying the Cash Consideration within the Cash Consideration Range at which your Existing Notes are being tendered may have the effect of lowering the Cash Consideration for Existing Notes in the Exchange Offer, and could result in your Existing Notes being exchanged at the minimum Cash Consideration of $60 per $1,000 principal amount. See “Terms of the Exchange Offer — Procedures for Tendering Existing Notes.”

What if more Existing Notes are tendered than the Exchange Offer Amount?

In the event that the amount of Existing Notes validly tendered on or prior to the Expiration Date at or below the Cash Consideration determined by us exceeds the aggregate principal amount of Existing Notes we are seeking to exchange, then we will accept for exchange the Existing Notes that are validly tendered and not properly withdrawn at or below the Cash Consideration determined by us on a pro rata basis from among such tendered Existing Notes. In all cases, we will make appropriate adjustments to avoid exchanging Existing Notes in a principal amount other than an integral multiple of $1,000. See “Terms of the Exchange Offer,” and “Terms of the Exchange Offer — Acceptance of Existing Notes for Exchange; Accrual of Interest.”

Who may participate in the Exchange Offer?

Any Holder of Existing Notes may participate in the Exchange Offer.

When does the Exchange Offer expire?

The Exchange Offer expires at 11:59 p.m., New York City time, on December 22, 2010, unless the Exchange Offer is extended. We refer to this date and time in this Exchange Offer Memorandum as the “Expiration Date,” unless and until we, in our sole discretion, will have extended the period of time during which the Exchange Offer will remain open, in which event the term “Expiration Date” will refer to the latest time and date at which the Exchange Offer, as so extended by us, will expire. If a broker, dealer, commercial bank, trust company or other nominee holds your Existing Notes, such nominee may have an earlier deadline for accepting the Exchange Offer. You should contact the broker, dealer, commercial bank, trust company or other nominee that holds your Existing Notes to determine its deadline.

Can the Exchange Offer be extended, amended or terminated, and if so, under what circumstances?

Yes, we can extend or amend the Exchange Offer in our sole discretion. If we extend the Exchange Offer, we will delay the acceptance of any Existing Notes that have been tendered. See “Terms of the Exchange Offer — Amendment; Extension; Waiver; Termination.” We can terminate the Exchange Offer under certain circumstances. See “Terms of the Exchange Offer — Conditions of the Exchange Offer.”

How will I be notified if you extend the Exchange Offer?

If we extend the Exchange Offer, we will issue a press release no later than 9:00 a.m., New York City time, on the first business day following the previously scheduled Expiration Date. Except as used in the section entitled “Description of the New Notes,” the term “business day” means any day, other than Saturday, Sunday or a United States federal holiday and shall consist of the period from 12:01 a.m. through 12:00 midnight New York City time. See “Terms of the Exchange Offer — Amendment; Extension; Waiver; Termination.”

When will I receive my Exchange Consideration?

Your Exchange Consideration will be delivered promptly following the Expiration Date of the Exchange Offer, which is expected to be the fourth business day after the Expiration Date. See “Terms of the Exchange Offer — Acceptance of Existing Notes for Exchange; Accrual of Interest.”

What is the source of the Cash Consideration?

The portion of the Exchange Consideration consisting of the Cash Consideration will be paid for with our cash on hand. See “Terms of the Exchange Offer — Source and Amount of Cash Consideration.”

Are there any conditions of the Exchange Offer?

Our obligation to accept for exchange, and to exchange for Existing Notes validly tendered pursuant to the Exchange Offer, is conditioned upon the satisfaction or waiver (to the extent permitted by law), on or prior to the Expiration Date, of certain conditions set forth in “Terms of the Exchange Offer — Conditions of the Exchange Offer.”

Will the portion of the Exchange Consideration consisting of New Notes be freely tradable?

The portion of the Exchange Consideration consisting of New Notes to be issued in the Exchange Offer has not been registered with the SEC. As described elsewhere in this Exchange Offer Memorandum, the issuance of New Notes upon exchange of the Existing Notes should be exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof. Based on interpretations of the staff of the Division of Corporation Finance of the SEC, securities that are obtained in a Section 3(a)(9) exchange generally assume the same character (i.e., restricted or unrestricted) as the securities that have been surrendered. The New Notes that you receive in the Exchange Offer should generally be freely tradable in accordance with Rule 144 under the Securities Act, except by persons who are considered to be our affiliates, as that term is defined in the Securities Act. We are also relying on Section 18(b)(4)(C) of the Securities Act to exempt the New Notes portion of the Exchange Consideration from the registration and qualification requirements of the state securities laws. In addition, you are urged to consult with your own legal counsel regarding the availability of a resale exemption from the registration requirements of the Securities Act with respect to the New Notes.

How do I tender my Existing Notes?

The manner in which you may validly tender your Existing Notes will depend on the manner in which you hold such Existing Notes:

•	if your Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that such nominee effect the tender of those Existing Notes that you wish to tender in the Exchange Offer; or

•	if you hold physical certificates evidencing Existing Notes, you must complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed (if required by Instruction 1 of the Letter of Transmittal), and deliver the properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), together with the certificates evidencing the Existing Notes being tendered and any other required documents, to the Exchange Agent.

Only registered Holders are entitled to tender such Existing Notes. A beneficial owner whose Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender Existing Notes in the Exchange Offer. See “Terms of the Exchange Offer — Procedures for Tendering Existing Notes,” and “Terms of the Exchange Offer — Acceptance of Existing Notes for Exchange; Accrual of Interest.”

If I change my mind, can I withdraw my tender of Existing Notes?

Yes. Tenders of Existing Notes may be withdrawn at any time prior to the Expiration Date. In general, you need only notify the Exchange Agent on or prior to the Expiration Date in writing (unless such Existing Notes were tendered by DTC’s ATOP procedures) of your intention to withdraw Existing Notes previously tendered. However, if you tender Existing Notes through a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee regarding your withdrawal. You may also withdraw your Existing Notes at any time after 12:01 a.m. on Monday, January 24, 2011, the date that is forty business days from the commencement of the Exchange Offer, if we have not yet accepted for exchange the Existing Notes that you have tendered in the Exchange Offer.

Please read the procedures detailed in the section entitled “Terms of the Exchange Offer — Withdrawal of Tenders.” No consideration shall be exchanged in respect of Existing Notes so withdrawn.

What if I do not want to tender my Existing Notes?

Existing Notes not tendered and exchanged pursuant to the Exchange Offer will remain outstanding. As a result of the consummation of the Exchange Offer, the aggregate principal amount of Existing Notes that remains outstanding may be noticeably reduced. This may adversely affect the liquidity of and, consequently, the market price for, the Existing Notes that remain outstanding after consummation of the Exchange Offer. The terms and conditions governing the Existing Notes, including the covenants and other protective provisions contained in the indenture, dated as of April 15, 2008, between us and The Bank of New York, as trustee, governing the Existing Notes (the “Existing Notes Indenture”), will remain unchanged. No amendment to any of provisions of the Existing Notes Indenture is being sought.

What risks should I consider in deciding whether or not to tender any or all of my Existing Notes?

In deciding whether to participate in the Exchange Offer, you should carefully consider the discussion of risks and uncertainties pertaining to the Exchange Offer, and those affecting our businesses, described in this section “Summary Term Sheet,” in the section entitled “Risk Factors” and in the documents incorporated by reference in this Exchange Offer Memorandum.

How will the Exchange Offer affect the trading market for the Existing Notes that are not exchanged?

The Existing Notes are not listed on any national securities exchange and there is no established trading market for the Existing Notes. If a sufficiently large aggregate principal amount of the Existing Notes does not remain outstanding after the Exchange Offer, the trading market for the remaining outstanding Existing Notes may become even less liquid, and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in the Existing Notes. In such an event, your ability to sell your Existing Notes not tendered in the Exchange Offer may be impaired. See “Risk Factors.”

Has the Board of Directors approved the Exchange Offer?

Yes, our Board of Directors has approved the Exchange Offer. However, neither we nor our Board of Directors, the Financial Advisor, the Information Agent nor the Exchange Agent makes any recommendation to you as to whether you should tender or refrain from tendering your Existing Notes or as to the Cash Consideration for which you may choose to tender your Existing Notes.

What are the material tax consequences of tendering my Existing Notes?

For a discussion of the material U.S. federal income tax consequences of tendering in the Exchange Offer and an investment in the New Notes, see “United States Federal Income Taxation.” You should consult your own tax advisor to determine the tax consequences of tendering in the Exchange Offer and an investment in the New Notes.

Who is the Financial Advisor?

Piper Jaffray & Co. is serving as Financial Advisor in connection with the Exchange Offer. The address and telephone numbers for the Financial Advisor are set forth on the back cover of this Exchange Offer Memorandum. See “The Financial Advisor, Information Agent and Exchange Agent.”

Who is the Exchange Agent?

The Bank of New York Mellon is serving as Exchange Agent in connection with the Exchange Offer. The addresses and telephone numbers for the Exchange Agent are set forth on the back cover of this Exchange Offer Memorandum. See “The Financial Advisor, Information Agent and Exchange Agent.”

Who is the Information Agent?

Georgeson Inc. is serving as Information Agent in connection with the Exchange Offer. The address and telephone numbers for the Information Agent are set forth on the back cover of this Exchange Offer Memorandum. See “The Financial Advisor, Information Agent and Exchange Agent.”

OUR COMPANY

We are a leading vertically integrated manufacturer of PV products and the world’s largest manufacturer of solar wafers in terms of capacity. While our historic strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, cells, modules, systems and solutions, and are currently one of the largest polysilicon producers globally in terms of capacity. Furthermore, our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of vertical integration by further expanding our polysilicon production as well as solar module and cell production.

Our manufacturing operations are primarily located in Xinyu City, Jiangxi Province, China.

Wafer Production.   We manufacture and sell multicrystalline and monocrystalline wafers globally to manufacturers of solar cells and modules. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. We also sell polysilicon ingots used to produce solar wafers. In addition, we provide wafer processing services. As of September 30, 2010, we had an annualized wafer production capacity of approximately 2.6 gigawatts (“GW”). By the end of 2011, we plan to expand our annualized solar wafer production capacity to 3.6 GW.

Polysilicon Production.  As part of our vertical integration strategy, we have constructed two polysilicon plants near our wafer production facilities. As of September 30, 2010, we had an installed annualized polysilicon production capacity of 11,000 metric tons (“MT”). We commenced commercial production in our first polysilicon plant in the fourth quarter of 2009, which currently has an installed annualized polysilicon production capacity of 1,000 MT. We expect to increase the installed annualized production capacity of the first plant to 3,000 MT in 2011. In our second plant, we have been in the process of building out three separate trains, each with a 5,000-MT annualized production capacity. In September 2009 and August 2010, we completed the first production run at the first and second trains, thereby increasing our aggregate installed annualized production capacity to 11,000 MT. We expect to complete the construction of our third train in 2011 which will increase our total installed annualized polysilicon production capacity to 18,000 MT in 2011. We use a modified Siemens process to produce solar-grade polysilicon. We have completed the installation of the closed-loop production process for both of our polysilicon plants. Our closed-loop polysilicon production process reduces the raw materials needed for production by recycling trichlorosilane, or TCS, a key production input and consumes less energy. As part of our strategy to reduce wafer production costs, we intend to consume a portion of the polysilicon output in our wafer production and sell the rest in the polysilicon spot market, subject to market prices.

Module and Cell Production.  In recent years, we have expanded into the downstream solar module and cell manufacturing business. In the third quarter of 2009, we commenced our commercial sales of solar modules to developers, distributors and system integrators. Our modules have been certified in various European countries and the U.S. In February 2010, to expand our module capacity, we acquired the crystalline module manufacturing assets of Best Solar Co., Ltd. (“Best Solar”), which is wholly owned by LDK New Energy Holding Limited (“LDK New Energy”), our controlling shareholder. We intend to develop and expand our module business to approximately 1.5 GW by the end of 2010 and to 2.5 GW in 2011 through further development of our in-house production capabilities and potential acquisitions. We commenced solar cell production in the third quarter of 2010, with the installation and trial run of our first solar cell production line in Xinyu City. As of September 30, 2010, we had an annualized solar cell production capacity of 120 MW, and we plan to expand our solar cell capacity to 1.26 GW in 2011. In August 2010, we started to construct a solar cell and module manufacturing facility in Anhui Province. This solar cell and module manufacturing facility is expected to have a total annualized production capacity of 1.0 GW of crystalline-based solar cells and 500 MW of solar modules. Production at this facility is expected to commence in the second quarter of 2011.

Solar Power Plant Development.  We design and develop solar power projects in Europe and China, and may enter additional markets in the future. We develop these projects both on our own and through joint ventures or project partnerships. We intend to sell such projects to third parties upon completion of their development. We also provide engineering, procurement and construction (“EPC”) services in China and Europe.

In the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, we had total net sales of $523.9 million, $1,643.5 million, $1,098.0 million and $1,588.5 million, respectively. During the years ended December 31, 2007 and 2008, we had net income attributable to our shareholders of $139.1 million and $66.4 million, respectively. For the year ended December 31, 2009, we recorded a net loss attributable to our shareholders of $234.2 million. For the nine months ended September 30, 2010, we had net income attributable to our shareholders of $145.6 million.

As of the date of this Exchange Offer Memorandum, the following represents our corporate structure with respect to our major and significant subsidiaries and operations:

In the ordinary course of our solar project development, we have established, and may continue to establish, joint ventures or partnerships for the purpose of such projects. We intend to sell these projects through the disposition of our interests in such joint ventures or partnerships to third parties upon completion of the development of the projects.

SUMMARY FINANCIAL INFORMATION

Summary Consolidated Balance Sheet Data

The following summary consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements as set forth in our annual report on Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 30, 2010.

	December 31,
	2008	2009
	(As adjusted)(1)
	(In $’000)

Current assets
Cash and cash equivalents	255,523	384,761
Pledged bank deposits	83,383	68,913
Trade accounts receivable, net	94,733	209,622
Bills receivable	3,075	8,270
Insurance recoveries receivable	—	6,000
Inventories	616,901	432,193
Prepayments to suppliers, net	71,214	40,784
Other current assets, including amounts due from the Group’s executives and employees of $42,021 and $41,820 as of December 31, 2008 and 2009, respectively	68,123	150,697
Due from a related party	—	37,615
Deferred income tax assets	44,690	47,590

Total current assets	1,237,642	1,386,445
Property, plant and equipment, net	1,697,203	2,608,725
Deposits for purchases of property, plant and equipment	233,296	32,529
Intangible assets, net	1,037	1,018
Land use rights	99,162	175,533
Inventories to be processed beyond one year	—	10,947
Prepayments to suppliers expected to be utilized beyond one year	33,617	26,482
Pledged bank deposits — non-current	49,686	50,797
Debt issuance costs, net	8,408	4,909
Goodwill	—	483
Investments in an associate and a jointly-controlled entity	5,630	51,884
Deposits relating to sales and leaseback transaction	7,316	13,921
Other non-current assets	—	3,623
Deferred income tax assets , net	375	16,913

Total assets	3,373,372	4,384,209

Current liabilities
Short-term borrowings and current installments of long-term borrowings	666,200	980,359
Bills payable	11,406	97,872
Trade accounts payable	124,066	191,240
Advance payments from customers, current installments	256,411	199,075
Accrued expenses and other payables	429,968	655,438
Accrued legal settlement	—	16,000
Due to related parties	4,359	38,782
Obligations under capital leases — current portion	18,443	33,380
Other financial liabilities	102	7,880

Total current liabilities	1,510,955	2,220,026

	December 31,
	2008	2009
	(As adjusted)(1)
	(In $’000)

Long-term borrowings, excluding current installments	154,252	408,062
Obligations under capital leases, excluding current installments	40,083	50,664
Advance payments from customers — non-current	487,577	177,773
Other payable due to a customer — long-term portion	—	172,848
Other liabilities	3,485	77,713
Deferred income tax liability	1,468	8,545
Convertible senior notes, less debt discount	385,685	391,642

Total liabilities	2,583,505	3,507,273

LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares (US$0.10 par value; 499,580,000 shares authorized; 113,501,049 and 130,021,049 shares issued; 113,110,396 and 129,771,643 shares outstanding as of December 31, 2008 and 2009, respectively)	11,311	12,977
Additional paid-in capital	464,101	744,988
Statutory reserve	29,676	29,676
Accumulated other comprehensive income	83,314	84,544
Retained earnings (accumulated deficit)	201,465	(32,760)

Total LDK Solar Co., Ltd. shareholders’ equity	789,867	839,425
Non-controlling interests	—	37,511

Total equity	789,867	876,936

Commitments and contingencies
Total liabilities and equity	3,373,372	4,384,209

(1)	The consolidated financial statements as of and for the year ended December 31, 2008 have been adjusted to give effect to the retrospective application of relevant provisions of FASB ASC Subtopic 470-20, Accounting for Convertible Debt instruments That May be settled in Cash Upon Conversion (including Partial Cash Settlement).

The following summary consolidated balance sheet data as of June 30 and September 30, 2010 have been derived from our unaudited condensed consolidated financial information as set forth in our report on Form 6-K filed with the SEC on November 9, 2010.

	June 30, 2010	September 30, 2010
	(In $’000)

Current assets
Cash and cash equivalents	443,066	571,862
Pledged bank deposits	126,787	218,775
Trade accounts receivable, net and bills receivable	179,676	203,606
Inventories	423,494	436,653
Prepayments to suppliers, net	39,857	145,647
Other current assets	200,197	160,489
Deferred income tax assets, net	38,248	27,989

Total current assets	1,451,325	1,765,021
Property, plant and equipment, net	2,736,276	2,845,111
Deposits for purchases of property, plant and equipment and land use rights	68,727	106,118
Intangible asset, net	1,633	1,614

	June 30, 2010	September 30, 2010
	(In $’000)

Land use rights	174,700	214,818
Inventories to be processed beyond one year	15,841	3,422
Prepayments to suppliers expected to be utilized beyond one year, net	15,149	14,751
Pledged bank deposits — non-current	134,392	35,274
Investment in an associate and a joint venture	45,203	50,201
Deferred income tax assets	15,158	16,333
Other non-current assets	16,380	17,476

Total assets	4,674,784	5,070,139

Short-term bank borrowings and current installments of long-term bank borrowings	1,150,524	1,207,152
Convertible senior notes, net of debt discount	394,789	391,450
Trade accounts payable and bills payable	376,773	489,009
Advance payments from customers, current portion	219,235	230,856
Accrued expenses and other payables	613,964	706,968
Income tax payable	6,714	9,163
Obligations under capital leases — current portion	34,482	35,420
Other financial liabilities	7,466	1,609

Total current liabilities	2,803,947	3,071,627
Long-term bank borrowings, excluding current installments	487,007	640,043
Obligations under capital leases, excluding current installments	33,469	24,882
Advance payments from customers — non-current	157,431	153,050
Other liabilities	230,337	96,226
Deferred income tax liability	9,703	10,165

Total liabilities	3,721,894	3,995,993
Total LDK Solar Co., Ltd. shareholders’ equity	915,506	1,034,313
Non-controlling interests	37,384	39,833

Total equity	952,890	1,074,146

Total liabilities and shareholders’ equity	4,674,784	5,070,139

Summary Consolidated Statement of Operations Data

The following summary consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements as set forth in our annual report on Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 30, 2010.

	Year Ended December 31,
	2007	2008	2009
		(As adjusted)
	($’000 except per share data)

Net sales	523,946	1,643,495	1,098,038
Provision for inventory write-downs	(4,170)	(311,999)	(180,213)
Gross profit (loss)	170,237	88,356	(113,583)
Provision for doubtful recoveries of prepayments to suppliers	—	(20,582)	(17,874)
Income (loss) from operations	146,802	8,990	(230,132)
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(9,419)	(38,162)	(50,068)
Government subsidy	3,461	19,665	26,927
Change in fair value of prepaid forward contracts	—	60,028	—
Earnings (loss) before income taxes	143,301	71,547	(254,908)
Net income (loss)	144,059	66,408	(233,996)
Earnings attributable to noncontrolling interests	—	—	(229)
Accretion of Series A, Series B and Series C preferred shares to redemption values	(4,937)	—	—
Net income (loss) attributable to our shareholders	139,122	66,408	(234,225)
Earnings (loss) per ordinary share
Basic	1.50	0.63	(2.18)
Diluted	1.37	0.61	(2.18)

The following summary consolidated statements of operations data for the three months ended March 31 and June 30, 2010 have been derived from our unaudited condensed consolidated financial information as set forth in our report on Form 6-K filed with the SEC on August 11, 2010.

	Three Months Ended
	March 31, 2010	June 30, 2010
	($’000, except per ADS data)

Net sales	347,550	565,291
Cost of goods sold	(293,021)	(463,449)

Gross profit	54,529	101,842
Selling expenses	(3,090)	(3,157)
General and administrative expenses	(17,513)	(17,995)
Research and development expenses	(967)	(2,069)

Total operating expenses	(21,570)	(23,221)

Profit from operations	32,959	78,621
Other income (expenses):
Interest income	926	654
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(23,495)	(23,103)
Foreign currency exchange loss, net	(2,937)	(5,806)
Government subsidies	2,462	2,582
Others	(225)	178

Profit before income tax	9,690	53,126
Income tax expense	(3,186)	(7,653)

Net income after taxes before non-controlling interest	6,504	45,473
Loss (Profit) attributable to non-controlling interest	680	(424)

Net income attributable to holders of ordinary shares	7,184	45,049

Net income per ADS, diluted	0.06	0.36

Summary Consolidated Statement of Operations Data

The following summary consolidated statement of operations data for the three months ended June 30 and September 30, 2010 have been derived from our unaudited condensed consolidated financial information as set forth in our report on Form 6-K filed with the SEC on November 9, 2010.

	Three Months Ended
	June 30, 2010	September 30, 2010
	($’000, except per ADS data)

Net sales	565,291	675,630
Cost of goods sold	(463,449)	(525,592)

Gross profit	101,842	150,038
Selling expenses	(3,157)	(6,227)
General and administrative expenses	(17,995)	(20,122)
Research and development expenses	(2,069)	(4,189)

Total operating expenses	(23,221)	(30,538)

Profit from operations	78,621	119,500
Other income (expenses):
Interest income	654	1,635
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(23,103)	(23,553)
Foreign currency exchange (loss) gain, net	(5,806)	11,692
Government subsidies	2,582	136
Others	178	673

Profit before income tax	53,126	110,083
Income tax expense	(7,653)	(14,833)

Net income after taxes before non-controlling interest	45,473	95,250
Profit attributable to non-controlling interest	(424)	(1,890)

Net income attributable to holders of ordinary shares	45,049	93,360

Net income per ADS, diluted	0.36	0.72

Summary Consolidated Statements of Cash Flows Data

The following summary consolidated statements of cash flows data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements as set forth in our annual report on Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC on June 30, 2010.

	Year Ended December 31,
	2007	2008	2009
		(As adjusted)
		(in $’000)

Net cash (used in) provided by operating activities	(80,663)	333,061	18,614
Net cash used in investing activities	(328,623)	(1,247,174)	(797,315)
Net cash provided by financing activities	462,324	1,087,698	907,315

COMPARISON OF RIGHTS BETWEEN EXISTING NOTES AND NEW NOTES

The following describes the material differences between the rights of holders of New Notes offered hereby and holders of Existing Notes subject to the Exchange Offer. As this summary may not contain all of the information that is important to you, you should carefully read this entire Exchange Offer Memorandum, including “Description of the New Notes,” the Letter of Transmittal and the documents incorporated by reference into this Exchange Offer Memorandum for a more complete understanding of the differences between being a holder of the New Notes and a holder of our Existing Notes.

Governing Document

As a holder of the Existing Notes, your rights currently are set forth in, and you may enforce your rights under, the Existing Notes issued by us and under the Existing Notes Indenture. After completion of this Exchange Offer, if you exchange your Existing Notes, your rights as a holder of our New Notes offered hereby will be set forth in, and you may enforce your rights under, an indenture, to be dated as of the settlement date of the New Notes, between us and The Bank of New York Mellon, as trustee (the “New Notes Indenture”).

Repurchase by Us at the Option of the Holder

Under our Existing Notes, on April 15, 2011 (the “repurchase date”), holders may require us to repurchase all or a portion of the outstanding Existing Notes held by them, in integral multiples of $1,000, at a price in cash equal to 100% of the principal amount of such Existing Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date, subject to certain additional conditions.

The New Notes offered hereby are not subject to such repurchase by us at the option of their holders.

Except as set out above, the terms and conditions of the New Notes are the same as the Existing Notes. The New Notes that you receive in the Exchange Offer should generally be freely tradable in accordance with Rule 144 under the Securities Act, except by persons who are considered to be our affiliates, as that term is defined in the Securities Act.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings consist of (loss) earnings before income taxes, plus fixed charges, reduced by the amount of capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, and amortization of discount on exchangeable notes and amortization of debt issuance costs and debt discount of convertible senior notes.

				Nine Months
	Year Ended December 31,			Ended September 30,
	2007	2008	2009	2010

Ratio of earnings to fixed charges	15.2	2.1	—	2.6
Deficiency of earnings available to cover fixed charges	—	—	$(303,077,000)	—

There was a deficiency of earnings available to cover fixed charges for the year ended December 31, 2009 because we incurred net loss for the year.

On November 23, 2010, the last reported sale price of ADSs on the New York Stock Exchange was $10.71.

RISK FACTORS

Your decision whether to participate in the Exchange Offer, and to exchange the Existing Notes for the Exchange Consideration will involve risks. You should be aware of, and carefully consider, the following risk factors, along with all of the other information provided or referred to in this Exchange Offer Memorandum and the documents incorporated by reference herein, before deciding whether to participate in the Exchange Offer.

RISKS RELATED TO THE EXCHANGE OFFER

The Exchange Consideration does not reflect any independent valuation of the Existing Notes or the portion of the Exchange Consideration consisting of the New Notes.

We have not obtained or requested, and do not intend to obtain or request, a valuation or fairness opinion from any banking or other firm as to the value or fairness of the Exchange Consideration or the relative values of the Existing Notes and the Exchange Consideration. If you tender your Existing Notes, you may or may not receive more, or as much, value as if you choose to keep your Existing Notes.

An active trading market may not develop for the New Notes, and you may not be able to resell your New Notes.

The New Notes are new securities, and no market currently exists where you can resell them. We have not engaged any person to buy and sell, or “make a market” in, the New Notes, and no person is required to do so. If any person starts market making activities, it could stop those activities at any time without notice. In addition, any market-making activities will be subject to limits imposed by the Securities Act or the Exchange Act. As a result, your ability to resell the New Notes may be limited. We do not intend to apply for listing of the New Notes on any securities exchange. We cannot assure you that any market for the New Notes will develop or be sustained. If an active market does not develop or is not sustained, the market price and liquidity of the New Notes may be adversely affected.

The Exchange Offer may result in reduced liquidity for the Existing Notes that are not exchanged.

The Existing Notes are not listed on any national or regional securities exchange and there is no established trading market for the Existing Notes. To our knowledge, the Existing Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Existing Notes may not be available. To the extent that Existing Notes are tendered and accepted for purchase pursuant to the Exchange Offer, the trading market for Existing Notes that remain outstanding is likely to be even more limited. A debt security with a smaller outstanding principal amount available for trading, or “float,” may command a lower price than a comparable debt security with a larger float. Therefore, the market price for Existing Notes that are not tendered and accepted for purchase pursuant to the Exchange Offer may be adversely affected to the extent that the aggregate principal amount of Existing Notes purchased pursuant to the Exchange Offer reduces the float. A reduced float may also increase the volatility of the trading prices of Existing Notes that are not purchased in the Exchange Offer. To the extent that a market continues to exist for such Existing Notes, the Existing Notes may trade at a discount compared to present trading prices depending on prevailing interest rates, the market for debt instruments with similar credit features, our performance and other factors. The extent of the market for the Existing Notes and the availability of market quotations will depend upon the number of Holders remaining at such time, the interest in maintaining a market in the Existing Notes on the part of securities firms and other factors. There is no assurance that an active market in the Existing Notes will exist, nor is there any assurance as to the prices at which the Existing Notes may trade after the consummation of the Exchange Offer.

The Exchange Offer may not be consummated.

We will not be obligated to complete the Exchange Offer under certain circumstances, including if, in our reasonable discretion, any of the conditions to the Exchange Offer is not satisfied. See “Conditions of the Exchange Offer,” for a list of the conditions to the consummation of the Exchange Offer.

We may purchase Existing Notes not tendered in the Exchange Offer following consummation of the Exchange Offer.

We may purchase or repay any Existing Notes not tendered in the Exchange Offer on terms that could be more favorable to Holders than the terms of the Exchange Offer. We may, at any time and from time to time, purchase or retire additional amounts of outstanding Existing Notes through cash purchases and/or exchanges for our other securities, in open market transactions or privately negotiated transactions, or through subsequent tender or exchange offers, repayment at maturity or otherwise, if we can do so on attractive terms. Any such purchases may be made on the same terms or on terms that are more or less favorable to Holders than the terms of the Exchange Offer. We also reserve the right to repay any Existing Notes not tendered in the Exchange Offer after the Existing Notes become redeemable or at maturity. In addition, Holders may, as permitted under the Existing Notes Indenture, require us to repurchase some or all of their Existing Notes on April 15, 2011, at a repurchase price in cash equal to 100% of the principal amount of the Existing Notes to be repurchased, plus any accrued and unpaid interest to the repurchase date. If we repurchase or redeem Existing Notes that are not tendered in the Exchange Offer on terms that are more favorable than the terms of the Exchange Offer, those Holders that decided not to participate in the Exchange Offer would be better off than those that participated in the Exchange Offer.

The Company takes no position concerning the Exchange Offer.

Our Board of Directors has approved the Exchange Offer. However, neither we nor any member of our Board of Directors, the Financial Advisor, the Information Agent or the Exchange Agent makes any recommendation to you as to whether you should tender or refrain from tendering your Existing Notes or as to the Cash Consideration at which you may choose to tender your Existing Notes. Neither we nor any member of our Board of Directors, the Financial Advisor, the Information Agent or the Exchange Agent has authorized any person to make any recommendation with respect to the Exchange Offer. You must make your own decision as to whether to tender your Existing Notes and, if so, the aggregate principal amount of Existing Notes to tender and the Cash Consideration at which your Existing Notes should be tendered. In doing so, you should consult your own investment and tax advisors, and read carefully and evaluate the information in this Exchange Offer Memorandum and in the related Letter of Transmittal, including our reasons for making the Exchange Offer.

Treatment of Existing Notes not tendered in the Exchange Offer.

Existing Notes not tendered and exchanged in the Exchange Offer will remain outstanding. The terms and conditions governing the Existing Notes, including the covenants and other protective provisions contained in the Existing Notes Indenture, will remain unchanged. No amendment to the Existing Notes Indenture is being sought in connection with the Exchange Offer.

RISKS RELATED TO THE NEW NOTES

Since the terms and conditions of the New Notes are, except as otherwise described in this Exchange Offer Memorandum, the same as those of the Existing Notes, the risks related to an investment in the New Notes are the same or similar to the risks that relate to an investment in the Existing Notes.

The New Notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

The New Notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of September 30, 2010, our subsidiaries had approximately $1,847.2 million of short-term and long-term borrowings to which the New Notes would be structurally subordinated. All of our operations are conducted through our subsidiaries. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the New Notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the New Notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the New Notes.

We have made only limited covenants in the New Notes Indenture, and these limited covenants may not protect your investment.

The New Notes Indenture does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the New Notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness that would effectively rank senior to the New Notes;

•	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the New Notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the ordinary shares of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our ordinary shares, including ADSs or other securities ranking junior to the New Notes.

Furthermore, the New Notes Indenture contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, which could substantially affect our capital structure and the value of the New Notes, our ordinary shares and our ADSs but may not constitute a “fundamental change” that permits holders of the New Notes to require us to repurchase their New Notes. For these reasons, you should not consider the covenants in the New Notes Indenture or the repurchase features of the New Notes as a significant factor in evaluating whether to tender Existing Notes in the Exchange Offer.

The increase in the conversion rate applicable to the New Notes that holders convert in connection with a make-whole change of control may not adequately compensate you for the lost option time value of your New Notes that result from that make-whole change of control.

If a make-whole change of control occurs, we will under certain circumstances increase the conversion rate applicable to holders who convert their New Notes within a specified time frame. The amount of the increase in the conversion rate depends on the date when the make-whole change of control becomes effective and the applicable price described in this Exchange Offer Memorandum. See “Description of the New Notes — Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change.” Although the increase in the conversion rate is designed to compensate you for the lost option time value of your New Notes as a result of the make-whole change of control, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if the applicable price is greater than $220.00 per ADS or less than $31.43 per ADS (in each case, subject to adjustment).

Moreover, a holder may not receive the additional consideration payable as a result of the increase in the conversion rate until the third business day after the effective date of the make-whole change of control, or even later, which could be a significant period of time after the date the holder has surrendered its New Notes for conversion. Our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

The conversion rate of the New Notes may not be adjusted for all dilutive events.

The conversion rate of the New Notes is subject to adjustment upon the occurrence of certain events, including, but not limited to, the issuance of share dividends on our ordinary shares, the issuance of certain rights or warrants, subdivisions, combinations, distributions of share capital, indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of the New Notes — Conversion Rights — Adjustments to the Conversion Rate.”

Such conversion rate will not be adjusted, however, for other events, such as a third party tender or exchange offer or an issuance of ordinary shares for cash, any of which may adversely affect the trading price of the New Notes or our ADSs. In addition, an event that adversely affects the value of the New Notes may occur, and that event may not result in an adjustment to the conversion rate.

Certain significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to purchase the New Notes.

The fundamental change provisions will only afford protection to holders of the New Notes upon the occurrence of certain transactions. Other transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change. In the event of any such transaction, the holders would not have the right to require us to purchase the New Notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the value the New Notes.

We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations, and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all.

As of September 30, 2010, our outstanding short-term borrowings (including the current portion of long-term borrowings) and long-term borrowings were $1,207.2 million and $640.0 million, respectively. As of September 30, 2010, the aggregate outstanding principal amount of our Existing Notes was $395.0 million. We may from time to time incur substantial additional indebtedness. If we or our subsidiaries incur additional debt, the risks that we face as a result of such indebtedness and leverage could intensify. Our substantial existing indebtedness and any increase in the amount of our indebtedness could adversely affect our financial condition and we may not be able to generate sufficient cash to service our increased indebtedness. For example, our substantial existing debt and incurrence of additional debt could:

•	limit our ability to satisfy our obligations under the New Notes and other debt;

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors which have less debt;

•	limit, along with the financial and other restrictive covenants of such indebtedness, our ability to borrow additional funds; and

•	increase the cost of additional financing.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We may not generate sufficient cash flow to meet our anticipated operating expenses or to service our debt obligations as they become due.

Because the majority of our indebtedness is short-term indebtedness, we may suffer a near-term liquidity issue if we are unable to refinance these borrowings as they become due. As of December 31, 2009 and September 30, 2010, our outstanding short-term borrowings (including the current portion of long-term borrowings) were $980.4 million and $1,207.2 million, respectively, and bore a weighted average interest rate of 4.368% and 4.455%, respectively. Generally, our short-term borrowings contain no specific renewal terms, although we have historically negotiated renewal of some of our borrowings shortly before they would mature. However, we cannot assure you that we will be able to renew our borrowings in the future as they mature. If we are unable to obtain renewals of any future borrowings or sufficient alternative funding on reasonable terms, we will have to repay these borrowings.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We may not generate sufficient cash flow to meet our anticipated operating expenses or to service our debt obligations as they become due.

For the year ended December 31, 2007, our net cash outflow from operating activities was $80.7 million. Although we had positive net cash inflow of $333.1 million and $18.6 million from operating activities in the years ended December 31, 2008 and 2009, respectively, we cannot assure you that we will have positive net cash flows in the future. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing existing indebtedness or seeking capital market financings. We cannot assure you that we would be able to implement these strategies successfully or on satisfactory terms. Any of these constraints upon us could materially adversely affect our business, financial condition, and ability to satisfy our obligations and results of operations.

The trading prices for the New Notes could be directly affected by the market prices of our ADSs, which are impossible to predict.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from June 1, 2007 to the date of this Exchange Offer Memorandum, the closing price of our ADSs on the New York Stock Exchange has ranged from a low of $4.04 per ADS to a high of $73.95 per ADS. Because the New Notes are convertible into ADSs, volatility in the price of our ADSs may depress the trading price of the New Notes. The risk of volatility and depressed prices of our ADSs also applies to holders who receive ADSs upon conversion of their New Notes.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs by us or our significant shareholders.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. These factors, among others, could significantly depress the trading price of the New Notes and the price of our ADSs issued upon conversion of the New Notes.

Future issuances of ordinary shares, ADSs or equity-related securities may depress the trading price of our ADSs and the New Notes.

Any issuance of equity securities after the Exchange Offer, including the issuance of ADSs upon conversion of the New Notes, could dilute the interests of our existing shareholders, including holders who have received ADSs upon conversion of their New Notes and could substantially decrease the trading price of our ADSs and the New Notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with our expansion plans, acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity and to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

Sales of a substantial number of ADSs or other equity or equity-linked securities in the public market could depress the market price of our ADSs, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our ADSs or other equity-related securities would have on the market price of our ADSs. In addition, the price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible notes as a more attractive means of obtaining equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our convertible notes.

Because your right to require repurchase of the New Notes is limited, the market price of the New Notes may decline if we enter into a transaction that is not a fundamental change under the New Notes Indenture.

The term “fundamental change” is limited and may not include every event that might cause the market price of the New Notes to decline or result in a decrease in creditworthiness of the New Notes. The term “fundamental change” does not apply to certain transactions in which at least 90% of the consideration paid for our ordinary shares in a merger or similar transaction is securities traded on a United States national securities exchange. Our obligation to repurchase the New Notes upon a fundamental change may not preserve the value of the New Notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the New Notes — Fundamental Change Permits Holders to Require Us to Repurchase Notes.”

If you hold New Notes, you are not entitled to any rights with respect to our ADSs, but you are subject to all changes made with respect to our ADSs.

If you hold New Notes, you are not entitled to any rights with respect to our ADSs (including, without limitation, voting rights and rights to receive any dividends or other distributions on our ADSs), but you are subject to all changes affecting the ADSs. You will only be entitled to rights on the ADSs if and when we deliver ADSs to you in exchange for your New Notes. For example, in the event that an amendment is proposed to our memorandum or articles of association requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the ADSs, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any resulting changes in the powers, preferences or special rights that affect our ADSs.

If an active and liquid trading market for the New Notes does not develop, the market price of the New Notes may decline and you may be unable to sell your New Notes.

The New Notes are a new issue of securities for which there is currently no public market, and no active trading market might ever develop. If the New Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price, of our ADSs, our performance and other factors. In addition, we do not know whether an active trading market will develop for the New Notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the New Notes may be harmed.

We have no plans to list the New Notes on any securities exchange and there will be no established trading market for the New Notes. The liquidity of any market for the New Notes will depend upon the number of holders of the New Notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the New Notes and other factors. An active or liquid trading market for the New Notes may not develop, and you may be unable to resell your New Notes or may only be able to sell them at a substantial discount.

Provisions of the New Notes could discourage an acquisition of us by a third party.

Certain provisions of the New Notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the New Notes will have the right, at their option, to require us to repurchase all of their New Notes or any portion of the principal amount of such New Notes in integral multiples of $1,000. We may also be required to issue additional ADSs upon conversion in the event of certain fundamental changes.

You should consider the U.S. federal income tax consequences of owning the New Notes.

The U.S. federal income tax treatment of the conversion of the New Notes into a combination of our ADSs and cash is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of the New Notes into a combination of cash and ADSs. A discussion of the U.S. federal income tax consequences of ownership of the New Notes is contained in this Exchange Offer Memorandum under the heading “United States Federal Income Taxation.”

You may be subject to tax upon an adjustment to the conversion rate of the New Notes, even though you will not receive a corresponding cash distribution.

The conversion rate of the New Notes is subject to adjustment in certain circumstances, including the payment of certain cash dividends to holders of our ADSs or ordinary shares. In these cases, you may be deemed to have received for U.S. federal income tax purposes a taxable dividend, without the receipt of any cash. See “United States Federal Income Taxation.”

U.S. investors in our ordinary shares or ADSs, into which the New Notes are convertible, could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If you are a U.S. investor and we are a passive foreign investment company (“PFIC”) for any taxable year during which you own our ordinary shares or ADSs, into which your New Notes will be convertible, you could be subject to adverse U.S. tax consequences. As of the time of this Exchange Offer Memorandum, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, because this determination is made on an annual basis and the composition of our gross income and assets may vary significantly from year-to-year, no assurance can be provided regarding our PFIC status. See “United States Federal Income Taxation — Passive Foreign Investment Company” for a more detailed discussion.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the ADS depositary (as defined herein) to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the ADS deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is 10 days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit such holders to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. If requested in writing by us, the ADS depositary will mail a notice of such a meeting to ADS holders. In addition, the ADS depositary and its agents may not be able to send voting instructions to ADS holders or carry out ADS holders’ voting instructions in a timely manner. We will make all reasonable efforts to cause the ADS depositary to extend voting rights to ADS holders in a timely manner, but you may not receive the voting materials in time to ensure that you can convert your New Notes and instruct the ADS depositary to vote the ADSs issued upon the conversion of your New Notes. Furthermore, the ADS depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ADSs you receive upon the conversion of your New Notes are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

The ADSs you receive upon the conversion of the New Notes are transferable on the books of the depositary thereof (the “ADS depositary”). However, the ADS depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the ADS depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the ADS depositary are closed, or at any time if we or the ADS depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the ADS deposit agreement, or for any other reason.

The right of ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings and they may not receive cash dividends if it is impractical to make them available to such ADS holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the ADS deposit agreement, the ADS depositary will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offering in the future, the ADS depositary may not make such rights available to holders of ADSs or may dispose of such rights and make the net proceeds available to such holders. As a result, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the ADS depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the ADS depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. As a result, the ADS depositary may decide not to make the distribution and ADS holders will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, ADS holders may have less protection for their shareholder rights than such holders would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our shareholders, including holders of our ADSs, may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the

United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. It is also uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

RISKS RELATING TO OUR COMPANY AND OUR INDUSTRY

We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern.

As of September 30, 2010, we had a working capital deficit (i.e., total consolidated current liabilities exceeded total consolidated current assets) of $1,306.6 million and retained earnings of $112.8 million. As of December 31, 2009, we had a working capital deficit of $833.6 million and an accumulated deficit of $32.8 million. Although the demand for PV products have partially recovered during the second half of 2009 and the first three quarters of 2010 which, in turn, improve our operating results during the nine months ended September 30, 2010, we had short-term borrowings (including the current portion of long-term borrowings), totaling $1,207.2 million as of September 30, 2010, most of which are the obligations of these subsidiaries. In addition, we may also be required by the Holders who will not have tendered their Existing Notes or whose tender of such Existing Notes will not have been accepted in this Exchange Offer to repurchase all or a portion of their Existing Notes on April 15, 2011. Although we have formulated a plan to address our liquidity issue, we may face the risk of not being able to continue as going concern if we cannot execute the plan successfully.

The global financial markets crisis in late 2008 and early 2009 and the tightening of credit due to the lack of liquidity have negatively impacted our liquidity and our ability to obtain additional financings. We have been able to finance a substantial portion of our wafer production expansion and polysilicon plant construction by relying on short-term borrowings and prepayments from our customers. Although PRC commercial banks have made short-term financing available to us, it is almost impossible for us to secure long-term financings from them for our projects if we cannot obtain the project approval of the National Development and Reform Commission (“NDRC”) in China. The global financial markets crisis in late 2008 and early 2009, and the lack of long-term financing in China have adversely impacted our liquidity, capital expenditure financing and working capital.

We are in need of additional funding to sustain our business as a going concern, and we have formulated a plan to address our liquidity issue. Our liquidity plan includes:

•	obtaining additional borrowings and capital market financing;

•	reorganizing our polysilicon business to facilitate financing; and

•	improving our working capital management.

However, we cannot assure you that we will successfully execute our liquidity plan. If we do not successfully execute such plan, there may be substantial doubt as to our ability to continue as a going concern. As a result, we cannot assure you that a deterioration in our financial condition would not result in adjustments to our financial statements relating to recoverability and classification of recorded assets or the amounts and classification of liabilities or other adjustments. Substantial doubt about our ability to continue as a going concern could also result in the exercise of broadly drafted provisions in certain loan agreements that give the lenders the right to accelerate the payment of the loans in the event of a deterioration in our financial condition, which could thereby potentially trigger other cross-default provisions in other loan agreements if we were not able to repay the borrowings upon acceleration. The occurrence of the foregoing would materially and adversely affect our financial condition, results of operations and business prospects and result in a significant drop in the trading price of our securities.

If we fail to comply with, or to obtain consents or waivers for breaches of, the covenants under our loan agreements, our financial conditions, results of operations and business prospects may be materially and adversely affected.

Certain of our loan agreements require the consent of the lenders before we can undertake significant corporate transactions, including the sale or disposal of assets, the pledge of assets and any increase in registered capital. Also, Mr. Xiaofeng Peng, our Chairman, Chief Executive Officer and principal shareholder, has agreed to grant personal guarantees under certain loans. Such guarantees also restrict him from granting guarantees to other lenders without the consent of the relevant lender.

We have not complied with, and may from time to time fail to comply with, certain of these covenants. Historically, we have failed to comply with the consent requirements prior to pledging assets to obtain additional loans. Mr. Peng also breached the terms of the guarantees in the past by extending guarantees to other lenders without consent of the relevant lenders. In response to such breaches or potential breaches, we have attempted to seek consents or waivers from the relevant lenders, with different degrees of success. We cannot assure you that we will succeed in obtaining these consents or waivers of all existing breaches if we or Mr. Peng were to breach these covenants in the future. Furthermore, in connection with any future consents or waivers, our lenders may impose additional operating and financial restrictions on us and otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us.

If we or Mr. Peng were to breach certain covenants or terms of the loans or guarantees, as the case may be, and we are not able to obtain consents or waivers from the lenders or prepay these loans, such breach may constitute an event of default under the loan agreements. As a result, repayment of the indebtedness under the relevant loan agreements may be accelerated, which may in turn require us to repay the entire principal amounts including interest accrued, if any, of certain of our other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements, including the Existing Notes and the New Notes. In addition, lenders under our existing credit facilities with undrawn commitments could refuse to fund additional borrowings under these facilities or could terminate them. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund our other cash requirements. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We have limited experience and operating history in the solar module business for markets outside China, and we may not be successful in these new endeavors, which could adversely affect our business expansion strategies and harm our reputation.

As of September 30, 2010, our annualized solar module manufacturing capacity was 760 MW. We commenced our down-stream solar module business in the third quarter of 2009. We sell solar modules in the international markets principally to solar panel makers, solar system integrators and PV whole-sale distributors. To meet market demand for our modules, we currently procure solar cells primarily through solar cell manufacturers. During the third quarter of 2010, we completed the installation and trial run of our first solar cell production line. As of September 30, 2010, this production line had an annualized production capacity of 120 MW. All of the solar cells we produce are used in our production of solar modules. Our ability to successfully implement our down-stream solar module business strategy is subject to various risks and uncertainties, including:

•	our short history in the new business;

•	the solar module business typically has longer cash conversion cycles with respect to our inventory and therefore results in our longer accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar module business, with the warranty period for solar modules lasting for 20 to 25 years;

•	our reliance on solar cell tolling manufacturers in meeting our undertakings to our customers in this market sector;

•	our possible lack of competitiveness in solar cell tolling arrangements as compared to other PV companies;

•	potential conflicts with our down-stream customers as a result of our direct competition with them in the solar module business; and

•	new risks associated with the solar module business yet to be fully understood by the industry and market.

In addition, we will need to recruit additional skilled employees, including technicians and managers at different levels for our successful expansion into this business. Our current management team has limited experience in this area and we also face additional difficulties in staffing our overseas operations. All these factors could adversely affect our business expansion strategy and our chance of success in this expansion.

We have recently started to engage in the solar power project and PV-related EPC business and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation.

We commenced our EPC business in China in the first quarter of 2009. Internationally in collaboration with other EPC companies, and domestically using our own EPC capabilities, we have been engaged in a number of turn-key solar power generation projects for sale to interested power companies. We entered into this business operation as a result of market demands. We believe PV solution providers, rather than specialized product providers such as providers of solar wafers, are viewed by the market as preferable in terms of overall pricing and reliability. Our ability to successfully implement our solar power project and EPC business strategy is subject to various risks and uncertainties, including:

•	our lack of experience in the new business;

•	the need to raise additional funds to finance our new business operation which we may be unable to obtain on reasonable terms or at all;

•	the solar power project and EPC business typically has longer cash conversion cycles and therefore our accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar power project and EPC businesses;

•	our possible lack of competitiveness in the solar power project and EPC business as compared to other vertically integrated PV companies; and

•	potential conflicts with our down-stream customers as a result of our direct competition with them in the solar power project and EPC business.

In addition, we will need to recruit additional skilled employees, including technicians and managers at different levels for our successful expansion into this business. Our current management team has limited experience in this area and all these factors and uncertainties could adversely affect our business expansion strategy and our chance of success in this expansion.

We depend on a limited number of customers for a significant portion of our net sales of solar wafers, and changes in their purchase amounts, terms or patterns may cause significant fluctuations or declines in our revenues.

We currently sell our solar wafers to over 130 customers. They are mostly solar cell and module manufacturers. For the years ended December 31, 2008 and 2009, our five largest customers collectively accounted for approximately 48.6% and 45.5%, respectively, of our net sales. For the year ended December 31, 2008, Q-Cells AG and Canadian Solar Inc. contributed 20.4%, and 8.2%, respectively, to our net sales. For the year ended December 31, 2009, Gintech Energy Corporation and Q-Cells AG contributed 12.5% and 10.7%, respectively, to our net sales.

We may continue to rely on a relatively small number of customers for a significant portion of our net sales of solar wafers for the foreseeable future. In light of our experience during the recent global economic downturn, there can be no assurance that any of these customers will continue to purchase significant quantities of, or any, wafers from us. In cases where our customers have ceased to purchase significant quantities of solar wafers from us, we have to find alternative customers for these wafers. If this trend continues, or if our customers decide to expand upstream into the solar wafer business, our sales to these customers would be adversely affected. In addition, because of our reliance on a limited number of customers, any of the following events may cause material fluctuations or declines in our net sales and profits:

•	reductions, delays or cancellations of purchase orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payments for our products.

If we fail to develop or maintain our customer relationships with these and other customers, or if any of our major customers encounters difficulties in its operations or reduces its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all. Some of these customers make prepayments to us and if contracts are changed, they may ask for repayment of these prepayments. This may have an adverse effect on our revenue, profitability and cash flows.

We have entered into long-term sales contracts with customers which may be renegotiated at terms less favorable to us.

We have entered into long-term sales arrangements with some of our major customers. Pursuant to these arrangements, we have committed to supply each of them with specific quantities of wafers over the next few years. We have also entered into framework agreements with other customers in which the volume and price, as well as other terms, are determined on a quarterly or annual basis or through monthly purchase orders. The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 have caused a number of our customers to seek to terminate their contracts or request us to delay our shipments of wafers. At their request, we have re-negotiated various terms under the existing contractual arrangements, including contract quantity, price and delivery timetable. We have had to concede to terms that in some cases are less favorable to us.

Our customers may have made prepayments to us pursuant to the contracts under renegotiation, and our inability to arrive at mutually satisfactory terms with our customers may result in our having to return all or part of these prepayment amounts. Any significant deviation from the contract terms or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results.

Non-performance by customers may adversely affect our results of operations.

We have significantly expanded our polysilicon and wafer manufacturing facilities to accommodate our expansion efforts and typically maintain a reasonable amount of inventory of raw materials and finished goods based on our existing and projected contractual arrangements with our customers. Although we are subject to the risk of our customers not performing or attempting to renegotiate their existing contractual arrangements with us, we do not have the right to delay or renegotiate our existing procurement contracts with our polysilicon feedstock or equipment suppliers. As a result, any breach or default by our customers with respect to their contractual arrangements with us may result in our bearing any related economic losses. Consequently, the non-performance of contracts by our customers could have a material adverse effect on our financial condition and results of operations.

Global supply of PV products may exceed demand, which could cause our wafer, polysilicon and module prices to decline.

Our wafer, polysilicon and module prices are based on a variety of factors, including global market wafer, polysilicon and module prices, supply and demand conditions, and the terms of our customer contracts, including sales volumes. Over the years, many PV companies have significantly increased their capacity to meet customer demand. The recent global economic slowdown, crisis in the global financial markets and the significant decrease in global petroleum prices have further reduced or delayed the general demand for PV products. Although the demand for PV products have partially recovered during the second half of 2009 and the first three quarters of 2010, if the demand for PV products declines again or the supply of PV products continues to grow, the average selling price of our products may be materially and adversely affected.

Reduction or elimination of government subsidies and economic incentives for the PV industry could cause demand for our products to decline, thus adversely affecting our business prospects and results of operations.

Growth of the PV market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives. At present, the cost of solar power substantially exceeds the cost of conventional power provided by electric utility grids in many locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany, certain countries in Asia, including China, Japan and South Korea, and many of the states in Australia and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and producers of PV products to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on conventional forms of energy. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. Government subsidies have been reduced in a few countries, including Germany and Spain, and may be further reduced or eliminated in the future. Reductions in, or eliminations of, government subsidies and economic incentives before the PV industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. In addition, reductions in, or eliminations of, government subsidies and economic incentives may cause the prices for the products of our customers to decline and we may in turn face increased pressure to reduce the sale price of our PV products. To the extent any price decline cannot be offset by further reduction of our costs, our profit margin will suffer.

Increases in electricity costs or shortage or interruption of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our wafer and polysilicon manufacturing operations. And, to maintain the optimal conditions for production, a constant supply of electricity must be maintained. If these levels are not maintained, we may experience significant delays and disruptions in our production. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during the winter season when the weather is bad and during the summer peak season. For instance, in early 2008, due to severe weather conditions over a period of two weeks, supply of electricity to our plant was curtailed as a result of the destruction of some of the national grid lines in certain provinces in China, including in Jiangxi Province. Consequently, we experienced delays in some of our shipments to customers and some of the shipments from our suppliers as a result of highway closures and power outages in various parts of China. In the summer of 2006, our production was also significantly disrupted due to power blackouts in Xinyu City. Although we have installed backup power transformer substations at our Xinyu plant site, we cannot assure you that there will be no interruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

In August 2006, the Xinyu Industry Development District government agreed to subsidize us for our utility charges over and above Rmb 0.40 per kilowatt-hour consumed by our wafer production. At the then market rate of Rmb 0.55 per kilowatt-hour, we were effectively subsidized by Rmb 0.15, or $0.02, per kilowatt-hour that we used for our wafer production. This utility arrangement was renewed for five years from April 1, 2009 and may be extended only with the consent of both parties. Since that same time, we have been recognized as a large enterprise in China. At the current average rate of Rmb 0.578 per kilowatt-hour that is applicable to such large enterprises, we were effectively subsidized by Rmb 0.178 per kilowatt-hour we use for our wafer manufacturing. In the years ended December 31, 2007, 2008 and 2009, we received an aggregate of $3.1 million, $4.7 million and $4.8 million, respectively, in such government subsidies. In September 2007, as support to our polysilicon production in Xinyu City, the Xinyu Industry Development District government agreed to subsidize us for our utility charges over and above Rmb 0.25 per kilowatt-hour consumed by our polysilicon production upon the completion of trial production. At the current average market rate of Rmb 0.578 per kilowatt-hour as of September 30, 2010, we were effectively subsidized by Rmb 0.328 or $0.05 per kilowatt-hour that we used for our polysilicon production. This additional utility arrangement does not provide for an expiration date.

In May 2010, the State Council and various PRC governmental agencies, including NDRC, issued a series of notices and instructions in an effort to control energy consumption and environmental pollution. One of these initiatives aims to immediately terminate preferential electricity consumption policies adopted by local governments that may benefit high-energy-consuming and/or highly polluting enterprises in their jurisdictions, unless such local preferential electricity consumption policies have been duly approved by the designated PRC central government agencies. The polysilicon industry has been included in the high-energy-consuming category under these central government notices. We are currently negotiating with the relevant local government with respect to our utility subsidies under these new governmental regulations and initiatives. We cannot assure you that we will be granted or continue to receive the same or similar subsidies as we have enjoyed so far. Neither can we assure that the local government will not have to terminate or reduce the current subsidies that it has agreed to grant us as a result of these recent regulations and initiatives by the PRC central government. Polysilicon production is energy-intensive and is highly dependent on continuous electricity supply. Our results of operations will be materially adversely affected if our electricity supply is interrupted or if electricity costs significantly increase upon expiration, termination or adjustment of our subsidy arrangements with the government.

Failure to complete our polysilicon production plant, to bring it up to full capacity within budget and on schedule and to produce polysilicon that meets our quality standards and cost objectives could adversely affect our results of operations and our business expansion strategies.

We commenced the construction of our polysilicon production facility in August 2007. This facility is located near our current solar wafer production facilities in Xinyu Hi-Tech Industrial Park. Our polysilicon production plant consists of two plants, one with a designed annualized polysilicon production capacity of 15,000 MT and the other with an estimated installed annualized polysilicon production capacity of 1,000 MT subject to expansion to 3,000 MT. We completed the first production run in the 1,000-MT plant in January 2009 and intend to expand its installed annualized production capacity to 3,000 MT by the end of 2011. We have also completed equipment installation for an installed annualized production capacity of 10,000 MT with respect to the 15,000-MT plant. We produced approximately 3,061 MT of polysilicon during the nine months ended September 30, 2010 and expect to produce between approximately 9,000 to 10,000 MT in 2011. In addition, we have to largely rely on contractors, consultants, managers and technicians that we have hired or will hire from the industry to construct, complete, operate and maintain this plant. We also rely on equipment that we have imported or contracted to import for our polysilicon production operations. If we fail to successfully increase our aggregate production capacity to our targeted production capacity, our depreciation expense will be disproportionately higher if we underutilize our production facilities.

In addition, polysilicon production is a capital intensive business. We have expended and will continue to expend significant financial and other resources in order to construct, start-up, test-run and ramp up our new line of business. Apart from the risks described above, our ability to successfully construct and ramp up our polysilicon production plant is subject to various other risks and uncertainties, including:

•	the need to procure additional equipment at reasonable cost and on a timely basis;

•	the need to raise additional funds to finance the construction, ramp-up and maintenance of the polysilicon plant, which we may be unable to obtain on reasonable terms or at all;

•	construction delays, delays in equipment deliveries and cost overruns;

•	our ability to install, implement and maintain the trichlorosilane, or TCS, and hydrogen chloride, or HCl, facilities and closed-loop systems for each of our polysilicon production facilities;

•	difficulties in recruiting and training additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals, including environmental approvals, for our land acquisition and plant construction by relevant government authorities.

Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, this will result in substandard quality or performance of our polysilicon. If we produce defective polysilicon, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements, our credibility and market reputation will be harmed and sales of our polysilicon may be adversely affected.

If we fail to complete the construction of our polysilicon production plant in time or to make it operational up to its designed capacity or fail to produce polysilicon that meets our quality standards, or if the construction and ramp-up costs significantly exceed our original budget, our results of operations will be materially adversely affected and our business expansion and low-cost production strategies will be materially affected.

We may not succeed in producing polysilicon cost-effectively.

We commenced polysilicon production in the third quarter of 2009. As of September 30, 2010, our annualized polysilicon production capacity was 11,000 MT. We have limited experience producing polysilicon and may, therefore, face significant operational challenges in our polysilicon production. The technology used to produce polysilicon is complex and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to produce polysilicon could interrupt production, reduce yields or cause a portion of the polysilicon unusable for our wafer production. If we may face technological difficulties in our production of polysilicon, we may be unable to achieve cost-effective production of polysilicon to satisfy our wafer production needs. We cannot assure you that our polysilicon feedstock produced in-house will be cost-competitive.

Our ability to recycle the silicon tetrachloride (“STC”) produced as a by-product from the polysilicon production process into TCS is a critical factor in reducing production costs and environmental costs and is principally accomplished through hydrochlorination. Currently, we apply a hydrochlorination process in a closed-loop system in our production facility. We cannot assure you that we will continue to be successful in operating the hydrochlorination process on a continuing basis or with high conversion rates. If we are unable to continually operate our hydrochlorination processes and further increase production yields and benefit from efficiencies in purchasing, manufacturing, sales and shipping, we may not be able to achieve lower costs per unit of production, which would decrease our margins and lower our profitability. Any of the foregoing factors could materially and adversely affect our business, financial condition and results of operations.

TCS is one of the main and most costly raw materials in the production of polysilicon. We intend to reduce our costs of producing polysilicon by producing TCS internally. We have completed the construction of our TCS production facilities on the site of our polysilicon production plants, which are designed to meet the top-up requirement in our closed-loop polysilicon production process. However, the production of TCS is difficult and requires strict controls over the management of raw materials and over the production process itself. We have no previous experience in the production of TCS. Therefore, we cannot assure you that our own production of TCS will be more cost-efficient than purchasing TCS from third party suppliers. Although we are able to produce TCS in-house, we may from time to time be required to purchase from external sources a substantial quantity of the TCS required for our production of polysilicon. The quality of TCS that we have been able to purchase has fluctuated, and the price has increased substantially since we commenced TCS procurement. The expansion or development of polysilicon production capacity by existing or new solar industry participants could increase the price or limit the supply of TCS available to us. If we are unable to source the TCS we require at a reasonable cost or at all, it could have a material adverse effect on our business, financial condition and result of operations.

Our effective capacity and ability to produce high volumes of polysilicon also depend on the cycle time for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, industrial accidents, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the production process to shorten cycles are unsuccessful. Moreover, any failure to achieve acceptable production levels and costs may cause our wafers not to be competitively priced, which could adversely affect our business, financial condition and results of operations. In addition, market prices of polysilicon are unpredictable and may fall further. Even if we are able to bring our production cost down, our cost may not be necessarily more competitive than the prevailing market price.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

Solar-grade polysilicon feedstock is an essential raw material in manufacturing our solar wafers. Although we are able to satisfy a portion of our polysilicon requirements through our in-house polysilicon production, our operations still depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that used in the solar industry. Spot polysilicon prices fluctuated widely in recent years. Most of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition, suppliers may delay or default in their delivery obligations under the supply agreements.

Polysilicon production involves significant capital investments and there are only a limited number of polysilicon producers in the world. These polysilicon producers not only provide polysilicon feedstock to the solar industry but are also the sources of polysilicon feedstock for the semiconductor industry. From time to time we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. Material or prolonged delays or defaults such as these could adversely impact our production and delivery schedule and harm our reputation. Our suppliers of raw materials and equipment, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure stable supply of polysilicon. Some of our suppliers have failed to meet their delivery schedule in the past. In addition, because we have embarked on our own polysilicon production program, the perceived competition from us may inhibit virgin polysilicon suppliers from supplying us with polysilicon. If we fail to develop or maintain our relationships with polysilicon suppliers, or should any of our major suppliers fail or become unwilling to deliver the polysilicon we have ordered on time or at all and do not return our prepayments or encounter difficulties in its production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest, global financial market crisis, or any other reason, it may be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms.

We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable and negotiable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do either, our business and profitability will be adversely affected.

We recognized a provision for doubtful recoveries of $17.9 million for prepayments to suppliers for the year ended December 31, 2009. Our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. In addition, if the market price of polysilicon decreases after we prepay our suppliers, we may not be able to adjust historical payments insofar as they relate to future deliveries. Furthermore, if demand for our products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

The production of polysilicon presents operational difficulties and dangers which could materially adversely affect our business, operating results and financial condition.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature, pressure and external controls to maintain safety and provide commercial production yields. For example, in the production of polysilicon we use TCS, which is a type of chlorosilane gas that, when purified, can be highly combustible upon contact with air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving chlorosilane gas as a result of a natural disaster or human error or otherwise at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Additionally, our polysilicon production facilities, in particular, are highly reliant on our ability to maintain temperatures and pressure at appropriate levels, the availability of adequate electricity and our ability to control the application of electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity at our production facilities could result in substantial shortfalls in production and could reduce our production capacity for a significant period of time. Damage from any such events or disruptions may not be adequately covered by insurance, and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

We require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially adversely affected.

During 2011, we plan to expand our annualized production capacity to 18,000 MT of polysilicon. Our polysilicon production capability consists of two plants with a designed annualized production capacity of 15,000 MT and 3,000 MT, respectively. As of September 30, 2010, our polysilicon production capacity was 11,000 MT, representing 10,000 MT for our 15,000-MT factory and 1,000 MT from our 3,000-MT factory. We will need additional funding to finance the expansion of our 3,000-MT polysilicon factory and the construction of our third production line of our 15,000-MT polysilicon factory.

As of September 30, 2010, we had a manufacturing capacity of 2.6 GW in solar wafers, 760 MW in modules and 120 MW in cells. We will also need additional funding to finance our continued solar wafer, cell and module production capacity expansion and our working capital requirements. We will also need capital to fund our research and development (“R&D”) activities in order to remain competitive with respect to cost and technology. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. Historically, we have relied on equity and convertible debt offerings, substantial long-term and short-term borrowings and advance payments from customers to finance our capital expenditure, working capital requirements, and the refinancing of our outstanding indebtedness.

Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	the speed and duration of the recovery from the global economic slowdown and financial market crisis of late 2008 and early 2009.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially adversely affected.

If we are not able to manage our growth effectively, our results of operations may be adversely affected.

We have expanded our business operations significantly over the past few years. Although we have revised our expansion plan in light of the global economic slowdown and crisis in the global financial markets of late 2008 and early 2009, we still have an aggressive expansion plan for the next few years. The success of our business expansion and operational growth will depend upon the general economic environment for the solar industry, our success in implementing our liquidity plan, our ability to maintain and expand our relationships with customers, suppliers and other third parties, the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our production capacity and output, and effective recruitment, training and retention of technicians and skilled employees. We cannot assure you that the current global solar markets and prospects will continue to support our expanded production capacity or that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to competitive economic environment and pressures, and our results of operations may be adversely affected.

We have expanded our international business operations, and our failure and/or inexperience in such new endeavors could adversely affect our business expansion strategies and harm our reputation.

As we engage in and expand our operations, including sales and services, outside China, such international operations expose us to a number of related risks, including:

•	difficulty with staffing and managing overseas operations;

•	fluctuations in currency exchange rates;

•	increased costs associated with developing and maintaining marketing and distribution presence in various countries;

•	providing customer service and support in these markets;

•	our ability to manage our sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to system integrators, end users and installers;

•	difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and services and make us less competitive in some countries.

If we are unable to effectively manage these risks relating to international operations, they could impair our ability to expand our business abroad, and our results of operations may be materially adversely affected and our business expansion and vertical integration strategies will be materially hampered.

We may develop excess production capacity and, as a result, our profitability may be adversely affected.

During 2011, we plan to expand our annualized production capacity to 18,000 MT of polysilicon, 3.6 GW of solar wafers, 1.26 GW in cells and 2.5 GW in modules. Our expansion and further expansion plan have been based on the projected market demand for polysilicon, solar wafers, solar cells and modules relative to the insufficient manufacturing capacity in the wafer, polysilicon and module production segments of the solar industry over the past years. There has been an industry-wide expansion effort to increase the overall wafer manufacturing capacity. To secure the supply of polysilicon to our wafer manufacturing facility, we have invested approximately $1.8 billion in the construction of our own polysilicon production facilities as of September 30, 2010, and expect to invest approximately $150 to $200 million more to complete the construction. In addition, we also plan to expand our solar cell and module manufacturing capacity. The past and continued expansion by us and our competitors of production capacity may result in significant excess capacity in the wafer segment, the polysilicon segment, the module segment or in the overall solar industry and, as a result, prices may decline, our utilization ratio may decrease and our results of operations and financial condition may be adversely affected.

The prices of PV products have since continued to drop as a result of depressed polysilicon prices and excess manufacturing capacity. Although the demand for PV products has partially recovered during the second half of 2009 and the first three quarters of 2010, if the demand for PV products declines again or the supply of PV products continues to grow, the average selling price of our PV products may be materially and adversely affected. Declining wafer prices have had a negative impact on the net realizable value of our inventories and we have had to write down the carrying value of our inventories to the extent they are greater than their net realizable value. For the years ended December 31, 2008 and 2009, we recognized write-downs of $302.3 million and $177.8 million, respectively, of our inventories to their estimated net realizable values resulting from the decline in wafer selling prices. If wafer prices decline in the future and we are unable to lower our costs in line with the price decline, our gross margins will be adversely affected and we could be required to make additional inventory write-downs.

Our customers may not prepay for their orders, resulting in longer accounts receivable turnover cycles.

We have required certain customers to prepay a portion of the purchase price of their orders. These prepayment arrangements with our customers have historically allowed us to prepay our suppliers with less reliance on borrowings to cover our cash needs for working capital. During the global economic slowdown and financial market crisis of late 2008 and early 2009 this practice was less sustainable and, as a result, we have agreed to reduce the contractual prepayments of some of our customers, and accepted payment from other customers upon delivery of goods. Our recent engagement in the solar module and other down-stream businesses may increase our working capital needs and our overall accounts receivable turnover time. Our module customers typically require longer payment terms as compared to our wafer customers. Our down-stream business tends to increase our inventory turnover days as compared to our wafer business. Should wafer prepayments decrease, this, coupled with our expanding solar module and other down-stream businesses, may cause our working capital needs to significantly increase. With an increase in working capital requirements, our business operations may be materially adversely affected if we fail to raise more cash on a timely basis, or at all, due to the resulting longer accounts receivable turnover cycles.

We do not yet have the approval of NDRC or its local counterparts for the full capacity of our polysilicon production plants, including parts of our plants that we have already constructed and started using, and failure to obtain such approval could adversely affect our growth and profitability.

We have obtained approval from NDRC in China to produce only a portion of our planned aggregate installed annualized production capacity at our polysilicon production plants and our wafer manufacturing facilities. The Development and Reform Committee of Jiangxi Province has not issued approval for our planned capacity additions, including some facilities that we have already constructed and started using. Because we do not have these approvals we may be required to cease using them and it may not be possible to complete various formalities with government authorities in charge of various issues including land, urban planning, quality regulation, safety, administration for industry and commerce, customs, taxation, and foreign exchange administration. We intend to apply for approval from NDRC for an additional installed annualized production capacity in line with our expansion plan. This approval is required before we can increase our investment to construct the additional production capacity and commence construction of such facilities. In recent months, the PRC government has issued various notices that the polysilicon production in China has reached excess levels as a result of the significant investments in the sector over the years while the global market for PV products has not kept pace with these expectations. Furthermore, the State Council and various PRC governmental agencies, including NDRC, issued a series of notices and instructions in May 2010 in an effort to control energy consumption and environmental pollution. The polysilicon industry has been included in both the over-capacity and the high-energy-consuming categories under such central government notices. If we are not able to obtain such approval, we will not be able to achieve our planned wafer manufacturing capacity or our planned polysilicon production capacity in 2011 and beyond, which could require us to stop using production facilities in excess our approved capacity, delay our expansion and adversely affect our growth and profitability.

We operate in a competitive market against players who may enjoy greater resources and we may not be able to compete successfully.

The PV market is highly competitive. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than we do. In addition, most of our competitors manufacture PV on a greater scale than we do. A number of our customers and suppliers are also our competitors. We have recently expanded into the downstream PV cell and module business and face a series of related risks as we have disclosed in the risk factors entitled “— We have limited experience and operating history in the solar module business for markets outside China, and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation” and “— We have recently started to engage in the solar power project and PV-related EPC business and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation.” The key barriers to entry into our industry at present consist of availability of financing and development of technological know-how. If these barriers disappear or become more easily surmountable, new competitors may successfully and more easily enter our industry, resulting in loss of our market share and increased price competition.

We compete with alternative solar technologies and we may not be able to compete successfully.

We are currently focused on crystalline silicon solar technologies and we compete with alternative solar technologies. The PV industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products such as higher PV efficiency and larger and thinner wafers. Some companies have spent significant resources in the R&D of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of solar wafers without compromising product quality. For example, they are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our wafer-based solar products. These alternative PV products may cost less than those based on crystalline technologies while achieving the same level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. After considering the available business opportunities, we have decided not to enter into the thin film module production.

In addition, further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from Siemens processes, including the one we employ. As a result, we may need to invest significant resources in R&D to maintain our market position, keep pace with technological advances in the PV industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

The PV market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the PV market could suffer and our business and results of operations may be adversely affected.

We rely on a limited number of suppliers for our production equipment and consumables, and failure or delay by any of them in delivering equipment or consumables to us could adversely impact our production.

We rely on a limited number of equipment suppliers for all of our principal manufacturing equipment and spare parts, including our multicrystalline directional solidification system furnaces, or DSS furnaces, monocrystalline pullers, squarers that we use to cut ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers, and polysilicon reactors and converters that produce polysilicon with solar-grade purity. In addition, we rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. These suppliers have supplied most of our current equipment and spare parts, and we also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program including polysilicon production. If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including due to natural disasters or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for such equipment or consumables on a timely basis and on commercially reasonable terms. We have entered into agreements to purchase some of our key equipment and consumables from domestic suppliers. In the event that our equipment and crucibles lead to defective or substandard products, our business, financial condition and results of operations could be adversely affected.

If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose customers, our reputation may be damaged, and we may incur economic losses for breach of contracts.

We have experienced delays in fulfilling purchase orders from some of our customers due to shortages in supplies of polysilicon feedstock, constraints in our production capacity, and disruptions to our production as a result of various factors. In addition, our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend against the relevant claims, which could be time-consuming and expensive. We may be found liable under these clauses and be required to pay damages.

Securities class action lawsuits or other allegations or proceedings could adversely affect our results of operations, financial condition, reputation and the market price of our ADSs, and may cause loss of business.

We and/or our directors and officers may be involved in securities class action lawsuits or other allegations, litigations or legal or administrative proceedings. Regardless of the merits, responding to these matters and defending against litigation can be time consuming and costly, and may result in incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations and adversely affect the market price of our ADSs.

Our business depends on the continued services of our executive officers and key personnel and our business may be severely disrupted if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. In addition, Mr. Peng, our founder, chairman, chief executive officer and controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially adversely affect our business.

Our founder, chairman, and chief executive officer, Mr. Xiaofeng Peng, has substantial control over our company and his interests may not be aligned with the interests of our shareholders.

Mr. Peng, our founder, chairman and chief executive officer, currently beneficially owns, through LDK New Energy, his wholly owned British Virgin Islands company, 73,085,796 of our shares, representing approximately

54.9% of our outstanding share capital. As such, Mr. Peng will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng may take actions that are not in the best interest of our company or our shareholders and other securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if Mr. Peng is in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in our ADSs.

Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film solar technology. LDK New Energy is the beneficial owner of all of the equity interest of the thin-film solar company. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels which might not be aligned with the interests of our shareholders.

Our controlling shareholder Mr. Peng has directly or indirectly pledged a significant portion of his equity interests in our company to secure certain loan facilities. A default under these loan facilities could result in the sale of our ordinary shares or ADSs in open market, which may cause a drop in the price of our ADSs and potentially result in a change of control of our company.

Our controlling shareholder Mr. Peng, through his wholly-owned entity, LDK New Energy, has pledged a significant portion of his equity interest (in the form of ordinary shares or ADSs) in our company to secure certain loan facilities to finance his investment in the thin-film solar project and other projects. Such loan facilities also require LDK New Energy to pledge additional shares or ADSs or other collateral if the market value of the pledged shares or ADSs fall below a certain threshold. As of the date of this Exchange Offer Memorandum, LDK New Energy has pledged approximately 56.5 million of our ordinary shares (including ordinary shares represented by ADSs), representing approximately 42.4% of our outstanding ordinary shares, to secure such loan facilities. Under some loan agreements, Mr. Peng has also provided unlimited personal guarantees to secure the loans. LDK New Energy and Mr. Peng may from time to time obtain additional loans that are secured by a pledge of additional equity interest (in the form of ordinary shares or ADSs) in our company to finance the thin-film solar project or for other purposes. The recurrence of the global economic and financial market crisis could trigger margin calls for these loan facilities. Failure or delay by LDK New Energy to promptly meet such margin calls or other default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares. In addition, if we default under the loan agreements for which Mr. Peng has provided personal guarantee, Mr. Peng’s personal property, including his shares in us, may be seized and sold by the relevant lenders. This may result in a drop in the price of our ordinary shares and ADSs and potentially result in a change of control of our company.

As we operate in a highly volatile industry, which is at an early stage of development and is subject to many factors which are beyond our control, our revenues may be volatile.

The PV market is at an early stage of development and the extent of acceptance of PV technology and products is uncertain. Market data on the PV industry is not as readily available as that on other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. As a result, the average selling price and the market demand for our products are highly volatile and subject to many factors which are beyond our control, including:

•	wide commercial adoption and application of PV technology;

•	cost-effectiveness, performance and reliability of PV technology and products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and economic incentives to support the development of the PV industry;

•	success of, or increased government support for, other alternative energy generation technologies, such as fuel cells, wind power, hydroelectric power and biomass energy;

•	success of solar technologies other than crystalline silicon;

•	fluctuations in economic and market conditions that affect the viability of renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	deregulation of the electric power industry and the broader energy industry; and

•	levels of capital expenditures by end-users of PV products, which tend to decrease when economic growth slows.

If the average selling price or demand for PV products decrease dramatically, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. For example, partially due to the global economic slowdown and turmoil in the global financial markets in late 2008 and early 2009, while we made a profit of $29.4 million for the three months ended September 30, 2009, we incurred losses of $22.5 million, $216.9 million and $24.3 million, respectively, for each of the three months ended March 31, 2009, June 30, 2009 and December 31, 2009.

Unexpected equipment failures or accidents, including the release of hazardous materials, may lead to production curtailments or shutdowns, personal injuries or damage to properties.

Our wafer manufacturing and polysilicon production processes use hazardous equipment, such as reactors, DSS furnaces, squarers and wire saws. Such equipment requires skills and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, our polysilicon operations will involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills, leakage and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage and business interruption. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Our strategy includes possible alliances, joint ventures, acquisitions and dispositions of assets, and restructuring of our business operations; our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy, we intend to enter into strategic acquisitions and investments and establish strategic alliances with third parties in the solar industry if suitable opportunities arise. For example, in January 2008, we acquired 33.5% of Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. for consideration of approximately Rmb 16.8 million. In April 2009, we formed a joint venture with Q-Cells AG to focus on solar power generation systems and the market development of such systems. In February 2010, we acquired the crystalline module manufacturing equipment of Best Solar. We may engage in similar or other acquisitions and investments that will complement our expansion strategies. We may also make strategic dispositions of our assets or restructure our business operations. We completed the sale of a 15% equity interest in Jiangxi LDK Silicon, which owns our polysilicon plant with 15,000-MT annualized production capacity in Xinyu City, China, to Jiangxi Trust, for Rmb 1.5 billion on November 20, 2009. Urban Construction Investment Group Co., Ltd., a PRC company wholly owned by the Xinyu City government, has agreed to purchase from us a 10% equity interest in Jiangxi LDK Silicon for a minimum consideration of Rmb 1.2 billion upon our giving them one month’s notice at any time before June 8, 2011. We may raise additional financing through the disposal of our stakes in the polysilicon plant or any other business. Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and a reduction or loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that may materially adversely affect our business. An acquisition of a business could also expose us to the risk of assumption of unknown liabilities and other unforeseen risks.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until they have been shipped or installed. For example, in July 2006, we had sales returns of over 7,000 pieces of improperly cleaned wafers due to the malfunction of our automated cleaning system and the limited operating experience of our employees. In 2007, 2008 and 2009, we recorded inventory write-downs of $4.2 million, $9.7 million and $2.4 million, respectively, due to defects identified in certain of our products. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, this will result in substandard quality or performance of our PV products. If we deliver PV products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of PV products, our credibility and market reputation will be harmed and sales of our wafers may be adversely affected.

We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We, as a public company, are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related SEC rules require that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual reports on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement whether or not internal control over financial reporting is effective and (ii) the opinion of our registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Our management and auditors are not permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB. Our management or our auditors may conclude that our efforts to remediate the problems identified were not successful or that otherwise our internal control over financial reporting is not effective. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We have incurred, and will continue to incur, significant costs and have used, and will continue to use, significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

If we are unable to attract, train and retain technicians and a skilled labor force, our business may be materially adversely affected.

Our continued success depends, to a significant extent, on our ability to attract, train and retain technicians and a skilled labor force for our business. Recruiting and retaining capable technicians, particularly those with expertise in the PV industry, are vital to our success. Our principal operations are located at Xinyu City of Jiangxi Province, a relatively less developed region compared to coastal cities in China. Our location adds difficulties to our recruiting efforts. In addition, there exists substantial competition for qualified technicians in the PV industry, and there can be no assurance that we will be able to attract or retain technicians. Neither can we assure you that we will be able to recruit, train and retain skilled workers. As we have disclosed in the risk factor entitled “— We have expanded our international business operations, and our failure and/or inexperience in such new endeavors could adversely affect our business expansion strategies and harm our reputation,” we now face additional difficulties in staffing our overseas operations. If we fail to attract and retain qualified employees, our business and prospects may be materially adversely affected.

Fluctuations in exchange rates could adversely affect our business.

A significant portion of our sales is denominated in Renminbi. Our costs and capital expenditures are largely denominated in U.S. dollars and euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, which are located in China, is Renminbi. The value of your investment in our ADSs and other securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi. In addition, to the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our various offerings of securities, any appreciation of Renminbi against the U.S. dollar could result in a change to our statements of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, including payments to service our convertible senior notes and other foreign debt, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of the Renminbi upon such conversion. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

We incurred a net foreign currency exchange loss of $1.7 million and $0.6 million during the years ended December 31, 2007 and 2009, respectively, and we recorded a net foreign currency exchange gain of $14.5 million and $2.9 million for the year ended December 31, 2008 and during the nine months ended September 30, 2010, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During 2007, 2008 and 2009 and the nine months ended September 30, 2010, we entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure. However, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

We are required to comply with all national and local regulations regarding protection of the environment. Compliance with environmental regulations is expensive. In addition, if more stringent regulations are adopted by the PRC government in the future, the costs of compliance with PRC environmental protection regulations could increase.

For each of our polysilicon production plants and solar wafer manufacturing facilities, we are required to conduct an environmental impact assessment, obtain approval of the assessment before commencing construction and complete an examination and obtain an environmental acceptance approval before we begin production. All of our plants that discharge water waste must file reports and obtain a discharge permit. We have not yet obtained all of the necessary approvals and permits for our polysilicon production plant and solar wafer manufacturing facilities currently under construction, as well as some facilities that have been completed, and we cannot assure you that we will be able to obtain these approvals and permits upon completion of the construction or commencement of commercial production on a timely basis or at all. The relevant governmental authorities may impose fines or deadlines to cure any non-compliance, and they may also order us to cease construction or production if we fail to comply with these requirements. If we fail to comply with present or future environmental regulations, we may be subject to substantial fines or damages or suspension of our business operations, and our reputation may be harmed.

Our polysilicon production facilities will use, generate, store, dispose of and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our R&D and production processes, and we are subject to licensing requirements, regulations and periodic monitoring by local environmental protection authorities and are required to comply with all PRC national and local environmental protection laws and regulations. If we fail to obtain the required permits regarding hazardous chemicals and waste disposal, we will not be able to obtain an environmental acceptance approval and may not be allowed to produce. Furthermore, our polysilicon plants will use hazardous chemicals in the production process. Under PRC environmental regulations, we are required to obtain a safety appraisal approval before the construction of our polysilicon production facilities, and we are further required to undergo safety examination and obtain approval with relevant governmental authorities after we have completed the installation of our manufacturing equipment and before the polysilicon production plant commences commercial production. We must also register the hazardous chemicals to be used in the production process with the relevant authorities and to obtain safety permits, which include a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers. We have not yet obtained all of the required approvals and permits.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

We are exposed to risks associated with product liability claims in the event that the use of our PV products results in injury. Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or to predict the effect of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Moreover, we do not carry any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. We do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared to that offered in many other countries. Any business disruption or natural disaster could result in substantial losses and diversion of our resources.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.

We have developed various production process related know-how and technologies in the production of solar wafers, ingots, polysilicon, solar cells and modules and recycling of the STC produced as a by-product of polysilicon production. We anticipate that we will also develop various production process related know-how and technologies in the production of polysilicon over time. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of R&D programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these R&D programs will be crucial in maintaining our competitive edge in the solar wafer and polysilicon industries. We currently have 61 issued patents and 50 patent applications pending in China. We rely primarily on patent, trademark, trade secret, copyright law and contractual arrangements with employees to protect our intellectual property and proprietary rights. Nevertheless, these afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate. Our failure to protect our production process-related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how, to produce our polysilicon, solar wafers and ingots and to sell our solar wafers and ingots without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies in China or elsewhere. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. For example, in June 2008, an objection was filed against Jiangxi LDK Solar regarding its trademark “LDK.” The review proceeding is still pending. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the production and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such dispute.

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely impacted.

We adopted a stock incentive plan in 2006. As of the date of this Exchange Offer Memorandum, we have outstanding stock options under our stock incentive plan with respect to 10,976,956 shares, all of which were granted to our directors, employees, consultants and service providers. During 2008 and 2010, as a result of the significant decreases of our share prices amid the global economic slowdown and financial market crisis, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options and to replace them with newly granted options with similar terms at lower exercise prices. According to Accounting Standards Codification, or ASC, Topic 718, “Share-Based Payment,” issued by the Financial Accounting Standards Board, or FASB, we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province in China. A natural disaster, such as fire, floods, typhoons or earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO BUSINESS OPERATIONS IN CHINA

Changes in PRC political and economic policies and conditions could adversely affect our business and prospects.

China has been, and will continue to be, our primary production base and currently almost all of our assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. Our business, prospects and results of operations may be materially adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies.

Renminbi is not a freely convertible currency at present. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in our financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our PRC subsidiaries may, within the scope of current account transactions, pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies with respect to debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies may have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies since we, as a Cayman Islands holding company, rely on our operating subsidiaries in China to convert their Renminbi cash flow to service such foreign debt and to make such dividend payments.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls. In particular, foreign exchange transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives are subject to limitations and require approvals from the relevant SAFE authorities. We have the choice, as permitted by the PRC foreign investment regulations, to invest our net proceeds from our various offerings in the form of registered capital or a shareholder loan into our PRC subsidiaries to finance our operations in China. Our choice of investment is affected by the different treatments under the relevant PRC regulations with respect to capital-account and current-account foreign exchange transactions in China. For example, our transfer of funds to our subsidiaries in China is subject to approval of PRC governmental authorities in case of an increase in registered capital, or subject to registration with PRC governmental authorities in case of a shareholder loan. These and other limitations on the flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and limit our flexibility in the management of our cash flow and financings.

The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you.

Our principal operating subsidiaries are foreign-invested enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises and sino-foreign joint venture enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the PRC government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.

Under PRC tax laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years were eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise income tax treatment was within the jurisdiction of the local provincial authorities as permitted under the prior PRC tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on the basis of their local conditions. The Jiangxi provincial government announced that energy companies with authorized terms of operation for more than ten years were eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

Under such pre-existing PRC tax laws and regulations, Jiangxi LDK Solar, as a foreign-invested manufacturing enterprise, was entitled to a two-year exemption from the national enterprise income tax for 2006 and 2007 and would be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar was entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and would be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015.

In March 2007, the PRC National People’s Congress enacted a new Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The EIT Law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the EIT Law and the related regulations. As a result, Jiangxi LDK Solar is subject to a reduced unified enterprise income tax rate of 12.5% from 2008 to 2010. In December 2009, Jiangxi LDK Solar was recognized by the PRC government as a “High and New Technology Enterprise” under the EIT Law and is entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Under the EIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the EIT Law and its implementation rules overlap, an enterprise may choose the most preferential policy, but may not enjoy multiple preferential policies. Jiangxi LDK Solar has chosen to complete the above-mentioned 2-year-exemption-plus-3-year-50%-reduction holiday for the overlapping period of 2009 and 2010. As a result, Jiangxi LDK Solar will be subject to income tax at 15% for 2011 and at 25% thereafter. Our other PRC subsidiaries do not enjoy any preferential tax treatment in China. When our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be adversely affected.

Our business, financial condition and results of operations could be adversely affected by the PRC labor laws and regulations.

The PRC labor laws and regulations have a direct impact on our business operations. In June 2007, the National People’s Congress promulgated the Labor Contract Law of China, which became effective on January 1, 2008. In

September 2008, the State Council adopted the relevant rules and regulations to implement the new labor law. This labor contract law is aimed at providing employees with greater protection in their employment relationships. For example, the new labor contract law requires employers to enter into written contracts with their employees, and if an employer fails to enter into a written contract with an employee within one month after the commencement of the employment, the employer is required to pay to the employee double salary for the noncompliance period for up to one year. The new law also calls for open-ended employment contracts rather than fixed-term contracts under specified circumstances. The law further prohibits an employer from entering into a one-year or shorter-term contract with an employee if it constitutes the third consecutive renewal of the employment contract unless it is so requested by the employee. As a result of this more labor-friendly legislation, our discretion in the hiring and termination process has been significantly curtailed, which could in turn affect our overall labor costs and our ability to adjust our labor needs in response to market changes. Our business, financial condition and results of operations could therefore be adversely affected by these PRC labor laws and regulations.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises effective prior to January 1, 2008, any dividends payable by foreign-invested enterprises, such as our PRC subsidiaries, to their non-PRC investors, such as our Cayman Islands holding company, were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares or ADSs were not subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax. Under the EIT Law and its implementation regulations, if our Cayman Islands holding company continues to be treated as a foreign investor, or a “non-resident enterprise” for PRC tax law purposes, dividends and distributions for earnings derived since January 1, 2008 from our PRC subsidiaries to us will be subject to a 10% withholding tax. The Cayman Islands, where we are incorporated, has no tax treaty with China entitling us to any withholding tax rate at lower than 10%.

The EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We have not been notified by the relevant tax authorities that we are treated as a PRC resident enterprise. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a PRC resident enterprise for PRC enterprise income tax purposes and subject to the uniform 25% enterprise income tax on our global income excluding the dividend income we receive from our PRC subsidiaries. You should also read the risk factor entitled “— Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may be subject to withholding taxes under PRC tax laws” below. If we are treated as such a PRC resident enterprise under the PRC tax law, we could face significant adverse tax consequences which could affect the value of your shares or ADSs.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may be subject to withholding taxes under PRC tax laws.

Under the EIT Law and its implementation regulations, to the extent dividends from earnings derived since January 1, 2008 are sourced within China and we are considered a “resident enterprise” in China, then PRC income tax at the rate of 10% would be withheld from dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Any gain realized on the transfer of our shares or ADSs by such “non-resident enterprise” investors would be subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” in China. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our foreign shareholders or foreign holders of our ADSs who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs under PRC tax laws, the value of your investment in our shares or ADSs may be materially adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares or ADSs might be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We rely principally on dividends, if any, paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely principally on dividends, if any, paid by our subsidiaries for cash requirements, including the funds necessary to service any debt we incur and to pay any dividend we declare. If any of our subsidiaries incurs debt in its own name, the instruments governing the debt may restrict dividends or other distributions on its equity interest to be paid to us. Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year for their reserve fund in accordance with the requirements of relevant PRC laws and the relevant provisions in their respective articles of associations. As a result, our PRC subsidiaries may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, service our debts, or otherwise fund and conduct our business. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable for earnings derived since January 1, 2008 by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China, or that have such establishment or place of business in China but the relevant income is not effectively connected with such establishment or place of business), subject to any lower withholding tax rate as may be contained in any income tax treaty or agreement that China has entered into with the government of the jurisdiction where such “non-resident enterprises” were incorporated. If we are considered as a “non-resident enterprise” under the PRC tax law, any dividend that we receive from our PRC subsidiaries may be subject to PRC taxation at the 10% rate.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially adversely affect us.

SAFE issued a public notice in October 2005, together with its subsequent implementation procedures and clarifications, to require PRC residents, both legal and natural persons, to register with the local SAFE branches before they establish or take control of any company outside China for the purpose of acquiring any asset of or equity interest in PRC companies and raising funds overseas. SAFE refers to such companies outside China as “offshore special purpose companies” in its notice. In addition, SAFE also requires any PRC resident that is the shareholder of an offshore special purpose company to amend its SAFE registration with respect to the offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with such SAFE registration and amendment requirements could result in liabilities under the PRC law for the evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with SAFE as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of our other future beneficial owners who are PRC residents to comply with the SAFE registration requirements may subject such beneficial owners to fines and legal sanctions, and may also result in restrictions on our PRC subsidiaries in their abilities to distribute profits to us, or may otherwise materially adversely affect our business.

All employee participants to our existing 2006 stock incentive plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC laws.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange Regarding Participation by PRC Individuals in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. It is not clear whether the Stock Option Rule covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For plans which are so covered and are adopted by an overseas listed company, the Stock Option Rule requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quota, opening special bank account and filings with SAFE or its local branch before they exercise their stock options.

Although we have assisted our employees with registration with the Jiangxi branch of SAFE for our stock option plan according to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines. To date, we have not received any notice from SAFE or its local branch regarding any legal sanctions to us or our employees. Failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu and SARS.

Our business could be adversely affected by the effects of influenza A (H1N1), avian flu, SARS, or other epidemic outbreaks. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and spread into a number of countries rapidly. There have been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. Over the years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the outbreaks in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, could also have similar adverse effects of a similar scale. Any prolonged occurrence or recurrence of these contagious diseases or other adverse public health developments may have a material adverse effect on our business operations. These include limitations on our ability to travel or ship our products outside China as well as temporary closure of our production facilities for quarantine or for preventive purposes. Such closures or travel or shipment restrictions could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu, or SARS.

THE EXCHANGE OFFER

Purpose of the Exchange Offer; Certain Effects of the Exchange Offer

Purpose of the Exchange Offer.

We are making the Exchange Offer in order to reduce the aggregate principal amount of our outstanding Existing Notes under which Holders may require us to repurchase at a price in cash equal to 100% of their principal amount on April 15, 2011, which we refer to as the repurchase date, plus any accrued and unpaid interest to but excluding the repurchase date.

Any Existing Notes that we accept for exchange will be canceled. We will use cash on hand to consummate the Exchange Offer. See “Terms of the Exchange Offer — Source and Amount of Cash Consideration” and “Terms of the Exchange Offer — Conditions of the Exchange Offer.”

Certain Effects of the Exchange Offer

We currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any change in our present board of directors or management or any plans or proposals to change the number or the term of directors or to fill any vacancies on the board (except that we may fill vacancies arising on the board in the future) or to change any material term of the employment contract of any executive officer;

•	any material change in our present dividend rate or policy, our indebtedness or capitalization, our corporate structure or our business;

•	any class of our equity securities ceasing to be authorized to be traded on the NYSE;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 13 of the Exchange Act;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our memorandum or articles of association that could impede the acquisition of control of us.

Comparison of the Existing Notes and the New Notes

The following describes the material differences between the rights of holders of New Notes offered hereby and holders of Existing Notes subject to the Exchange Offer. As this summary may not contain all of the information that is important to you, you should carefully read this entire Exchange Offer Memorandum, including “Description of the New Notes,” the Letter of Transmittal and the documents incorporated by reference into this Exchange Offer Memorandum for a more complete understanding of the differences between being a holder of the New Notes and a holder of our Existing Notes.

Governing Document

As a holder of the Existing Notes, your rights currently are set forth in, and you may enforce your rights under, the Existing Notes and under the Existing Notes Indenture. After completion of this Exchange Offer, if you exchange your Existing Notes, your rights as a holder of our New Notes offered hereby will be set forth in, and you may enforce your rights under, the New Notes and the New Notes Indenture.

Repurchase by Us at the Option of the Holder

Under the Existing Notes, on April 15, 2011, or the repurchase date, holders may require us to repurchase all or a portion of such outstanding Existing Notes held by them, in integral multiples of $1,000, at a price in cash equal to 100% of the principal amount of such Existing Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date, subject to certain additional conditions.

The New Notes offered hereby are not subject to such repurchase by us at the option of the holder.

Except as set out above, the terms and conditions of the New Notes are the same as the Existing Notes. The New Notes that you receive in the Exchange Offer should generally be freely tradable in accordance with Rule 144 under the Securities Act, except by persons who are considered to be our affiliates, as that term is defined in the Securities Act.

DESCRIPTION OF THE NEW NOTES

We will issue the New Notes under the New Notes Indenture. Based on interpretations of the staff of the Division of Corporation Finance of the SEC, we believe that the New Notes issued in the Exchange Offer, like the Existing Notes, should be freely transferable and may be offered for resale, resold or otherwise transferred by any holder thereof who is not an affiliate of ours without registration under the Securities Act. The terms of the New Notes include those expressly set forth in the New Notes Indenture and the New Notes and those made part of the New Notes Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following summary of the terms of the New Notes and the New Notes Indenture does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the New Notes and the New Notes Indenture. We will provide copies of the New Notes Indenture and the New Notes to you upon request, and they are also available for inspection at the office of the trustee. Those documents, and not this description, define your legal rights as a holder of the New Notes.

For purposes of this summary, the terms “LDK Solar,” “we,” “us” and “our” refer only to LDK Solar Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability, and not to any of its current and future subsidiaries, unless specified otherwise.

General

The New Notes:

•	are limited to $300 million aggregate principal amount;

•	bear interest at a rate of 4.75% per annum from and including the issuance date, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2011, to holders of record at the close of business on the preceding April 1 and October 1, respectively, except as described below and except that the first interest payment on April 15, 2011 will cover a period between and including the issue date of the New Notes to and excluding the April 15, 2011;

•	will be issued in denominations of integral multiples of $1,000 principal amount, without coupons;

•	are our unsecured indebtedness and are equal in right of payment to our other senior unsecured indebtedness as described under “— Ranking;”

•	are convertible into our ADSs based on an initial conversion rate of 25.4534 ADSs per $1,000 principal amount of New Notes (which is equivalent to an initial conversion price of approximately $39.29 per ADS) under the conditions and subject to the adjustments described under “— Conversion Rights,” except that in lieu of delivering our ADSs upon the conversion of a note, we may elect to deliver cash or a combination of cash and our ADSs as described under “— Conversion Rights — Settlement Upon Conversion;”

•	are redeemable, in whole or in part, by us at any time after April 15, 2011, if the closing sale price of our ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to any day we give a notice of redemption is greater than 130% of the applicable conversion price on the date of such notice, at a redemption price in cash equal to 100% of the principal amount of the New Notes we redeem, plus accrued and unpaid interest to, but excluding, the redemption date, as described under “— Redemption of New Notes at Our Option;”

•	are subject to repurchase by us at the option of the holder upon a fundamental change at a repurchase price in cash equal to 100% of the principal amount of the New Notes to be repurchased, plus accrued and unpaid interest to (but excluding) the fundamental change repurchase date, as described under “— Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change;”

•	mature on April 15, 2013, unless previously redeemed, repurchased or purchased by us or converted; and

•	will not bear any restricted legend and should be freely transferable by persons who are not our affiliates.

We may also from time to time repurchase the New Notes in tender offers, open market purchases or negotiated transactions without prior notice to holders.

We will initially issue the New Notes as global securities in book-entry form. All cash payments in respect of the New Notes will be made in U.S. dollars. We will make payments in respect of New Notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of New Notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of New Notes. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount of New Notes, then we will mail a check to that holder’s registered address.

The trustee is authorized by the New Notes Indenture to enforce your rights against us if there is a default under the New Notes Indenture. We describe some of the limitations on the extent to which the trustee acts on your behalf under “— Events of Default” below. You may convert New Notes at the office of the conversion agent, present New Notes for registration of transfer at the office of the registrar for the New Notes and present New Notes for payment at maturity at the office of the paying agent. We have appointed the trustee to act as the initial conversion agent, registrar and paying agent. The trustee has also agreed to perform administrative duties for us, such as arranging for interest payments and mailing notices under the New Notes Indenture.

We will not provide a sinking fund for the New Notes. The New Notes Indenture does not contain any financial covenants and will not limit our ability to incur additional indebtedness, including senior or secured indebtedness, pay dividends or repurchase our securities. In addition, the New Notes Indenture does not provide any protection to holders of New Notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “— Conversion Rights — Adjustment to the Conversion Rate upon the Occurrence of a Make-Whole Fundamental Change,” “— Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change” and “— Consolidation, Merger and Sale of Assets.”

If any payment date with respect to the New Notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.

“Business day” means any weekday that is not a day on which banking institutions in the City of New York are authorized or obligated to close.

Interest Payments

The New Notes will bear interest at a rate of 4.75% per annum from and including the issuance date or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to (but excluding) the next interest payment date or its maturity date, as the case may be. Interest will be payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2011 except that the first interest payment on April 15, 2011 will cover a period between and including the issue date of the New Notes to and excluding the April 15, 2011. Except as described below, we will pay interest that is due on an interest payment date to holders of record at the close of business on the preceding April 1 and October 1, respectively. Interest on the New Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If a holder surrenders a note for conversion after the close of business on the record date for the payment of an installment of interest and before the related interest payment date, then, despite the conversion, we will, on the interest payment date, pay the interest due with respect to the note to the person who was the record holder of the note at the close of business on that record date. However, unless (i) we have called the note for redemption, or (ii) the conversion date occurs on or after April 1, 2013, or (iii) we have specified a “fundamental change repurchase date” (as defined below) that is after a record date and on or prior to the corresponding interest payment date, the holder who surrenders the note for conversion after the close of business on the record date for the payment of an installment of interest and before the related interest payment date must pay to the conversion agent upon surrender of the note an amount in cash equal to the interest payable on such interest payment date on the portion of the note being converted. However, a holder that surrenders a note for conversion need not pay any overdue interest that has accrued on the note.

If we redeem a note or if a holder surrenders a note for repurchase upon a fundamental change as described under “— Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change,” we will pay accrued and unpaid interest, if any, to the holder that surrenders the note for redemption or repurchase, as the case may be. However, if we redeem a note on a redemption date that is an interest payment date, we will pay the accrued and unpaid interest due on that interest payment date instead to the record holder of the note at the close of business on the record date for that interest payment.

Conversion Rights

If the conditions for conversion of the New Notes described below, including those described under “— Conversion Procedures,” are satisfied, holders of New Notes may, on any day prior to (and including) the third business day prior to the maturity date, subject to prior redemption or repurchase, convert their New Notes in integral multiples of $1,000 principal amount based on the same initial conversion rate of 25.4534 ADSs per $1,000 principal amount as the existing New Notes, subject to adjustment as described below. This rate is equivalent to the same initial conversion price of approximately $39.29 per ADS as the existing New Notes. We will not issue fractional ADSs and instead will pay a cash adjustment for any fractional ADS based on, in the event of settlement entirely in ADSs, the closing sale price of our ADSs on the day we are required to notify you of our chosen method of settlement upon conversion and, in the event of settlement wholly or partially in cash, the daily VWAP of our ADSs on the final VWAP trading day of the related “cash settlement averaging period” (as defined below). Except as described below, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the New Notes.

If the number of our ordinary shares represented by the ADSs is changed, we will make appropriate adjustment to the conversion rate such that the number of our ordinary shares represented by the ADSs into which the New Notes are convertible remains the same.

On conversion, the holders of New Notes will, to the extent they receive any ADSs upon conversion, also receive (to the same extent as other holders of our ADSs) any issuance or distribution of preferred shares, or any other securities or rights, made to our ordinary shareholders by our board of directors or us pursuant to the anti-takeover provisions in our articles of association, whether or not such securities or rights were issued or distributed prior to conversion.

In certain circumstances, a holder must, upon conversion, pay interest if the conversion occurs between a record date and the following interest payment date. See “— Interest Payments” above.

The conversion right with respect to any New Notes we have called for redemption will expire at the close of business on the third business day preceding the redemption date, unless we default in the payment of the redemption price. A note for which a holder has delivered a repurchase notice or a fundamental change repurchase notice, as described below, may be surrendered for conversion only if the holder withdraws the notice in accordance with the New Notes Indenture, unless we default in the payment of the repurchase price or fundamental change repurchase price.

In accordance with the ADS deposit agreement, dated as of May 31, 2007, by and among LDK Solar, JPMorgan Chase Bank, N.A., as ADS depositary, and the owners and beneficial owners of our ADSs, we will undertake to deliver to the custodian thereunder, such ordinary shares required for the issuance of the ADSs by the ADS ADS depositary upon conversion of the New Notes, plus written delivery instructions (if requested by the ADS depositary or the custodian) for such ADSs and any other information or documentation required by the ADS depositary or the custodian in connection with each deposit of ordinary shares and issuance and delivery of ADSs. The delivery of ADSs by the ADS depositary to holders upon conversion of their New Notes or their designated transferees will be governed by the terms of the ADS deposit agreement, as freely tradable ADSs.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent during normal business hours;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, furnish written acknowledgements, certifications and agreements in connection with the issuance of ADSs by the ADS depositary upon deposit of our ordinary shares; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The note will be deemed to be converted on the date on which the holder has satisfied all of these requirements. We refer to this date as the “conversion date.” To convert interests in a global note, the holder must comply with DTC’s then-applicable conversion program procedures.

We will deliver the cash, ADSs or combination thereof due upon conversion of a note as soon as practicable but, in the event of settlement entirely in ADSs, no later than the fifth scheduled trading day following the day we are required to notify you of our chosen method of settlement upon conversion and, in the event of settlement wholly or partially in cash, no later than the fifth scheduled trading day following the final VWAP trading day of the related cash settlement averaging period. However, if a holder surrenders a note for conversion in connection with a “makewhole fundamental change” under circumstances where we must increase the conversion rate applicable to that note, then we will deliver the consideration that is payable on account of the increase in the conversion rate as soon as practicable, but in no event after the later of:

•	the delivery date described in the first sentence of this paragraph; and

•	the third business day after the effective date of the make-whole fundamental change.

See “— Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change.”

For a discussion of certain tax considerations applicable to a holder that converts New Notes, see “United States Federal Income Taxation.”

We have agreed to take all actions and obtain all approvals and registrations required with respect to the conversion of the New Notes into ADSs and the issuance, and deposit into the ADS facility, of the ordinary shares represented by such ADSs. We expect any newly issued ADSs to be accepted into the book-entry system maintained by DTC, and no person receiving ADSs shall receive or be entitled to receive physical delivery of ADSs, except in the limited circumstances set forth in the ADS deposit agreement.

Settlement Upon Conversion

In lieu of delivery of ADSs in satisfaction of our obligation upon conversion of the New Notes, we may elect to deliver cash or a combination of cash and ADSs.

We will give notice, which shall be irrevocable, to holders through the trustee of the method we choose to satisfy our obligation upon conversion no later than the second scheduled trading day immediately after the related conversion date.

We may, in lieu of sending individual notices of our election, send one notice to all holders of the method we choose to satisfy our conversion obligation for:

•	all conversions of New Notes that have been selected for redemption; and

•	all conversions that occur on the third business day prior to the maturity date;

provided that such notice shall be irrevocable and shall apply to all holders converting within such period before redemption or maturity, as the case may be.

If we do not give any notice within the applicable time period as to how we intend to settle, we shall satisfy our conversion obligation only in ADSs and cash in lieu of fractional ADSs. If we choose to satisfy any portion of our conversion obligation in cash (other than cash in lieu of fractional ADSs), we will specify the amount to be satisfied in cash as a percentage of the conversion obligation or a fixed dollar amount. We will treat all holders converting on the same day in the same manner. We will not, however, have any obligation to settle our conversion obligations on different days in the same manner. That is, we may choose on one day to settle in ADSs only and choose on another day to settle in cash or a combination of cash and ADSs.

Settlement of our conversion obligation that we have not elected to satisfy partially or entirely in cash will be made in ADSs as soon as practicable, but in no event later than the fifth scheduled trading day after the day we are required to notify you of our chosen method of settlement.

Settlement of our conversion obligation that we have elected to satisfy partially or entirely in cash will occur on the fifth scheduled trading day following the final VWAP trading day of the related cash settlement averaging period.

If we elect to satisfy the entire conversion obligation with ADSs, we will deliver to you a number of our ADSs equal to (i) the aggregate principal amount of New Notes to be converted divided by $1,000, multiplied by (ii) the applicable conversion rate. In addition, in this case, we will pay cash for all fractional ADSs (calculated on an aggregate basis for the New Notes surrendered for conversion) based on the closing sale price of our ADSs on the day we are required to notify you of our chosen method of settlement.

If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

•	a number equal to (1) the aggregate principal amount of New Notes to be converted divided by $1,000 multiplied by (2) the conversion rate, and

•	the average daily VWAP of our ADSs during the cash settlement averaging period.

If we elect to satisfy a percentage or fixed amount (but not all) of our conversion obligation per $1,000 principal amount of New Notes in cash, we will deliver to you:

•	a dollar amount (in each case, the “cash amount”) representing the percentage that we elect of the “conversion amount” or such fixed amount per $1,000 principal amount of note (provided that if such fixed amount exceeds the conversion amount, we will deliver the conversion amount in cash in lieu of such fixed amount); and

•	a number of ADSs per $1,000 principal amount of New Notes equal to the sum of, for each VWAP trading day of the cash settlement averaging period, the greater of:

•	zero, and

•	a number of ADSs determined by the following formula:

(daily VWAP of our ADSs on such VWAP trading day × the conversion rate) − the cash amount daily VWAP of our ADSs on such VWAP trading day × 25

In these cases, we will pay cash for fractional ADSs (calculated on an aggregate basis for the New Notes you have surrendered for conversion) based on the daily VWAP of our ADSs on the last VWAP trading day of the cash settlement averaging period.

The “cash settlement averaging period” means the 25-consecutive-VWAP trading day period beginning on (and including) the second VWAP trading day after the conversion date.

The “conversion amount” means the average of the products for each VWAP trading day of the cash settlement averaging period of (i) the conversion rate for such day multiplied by (ii) the daily VWAP of our ADSs on such day multiplied by (iii) the aggregate principal amount of New Notes to be converted divided by $1,000.

The “daily VWAP” for our ADSs means, for each of the 25 consecutive VWAP trading days during each cash settlement averaging period, the per ADS volume-weighted average price as displayed under the heading

“Bloomberg VWAP” on Bloomberg page LDK.N <equity> AQR (or any equivalent successor page if such page is not available) in respect of the period from the scheduled open of trading on the principal trading market for our ADSs to the scheduled close of trading on such market on such VWAP trading day, or if such volume-weighted average price is unavailable, the market value of one ADS on such VWAP trading day as our board of directors determines in good faith using a volume-weighted average method.

A “VWAP trading day” means a day during which (i) trading in our ADSs generally occurs on the principal U.S. national securities exchange on which our ADSs are listed and (ii) there is no VWAP market disruption event. If our ADSs are not so listed, then “VWAP trading day” means a business day.

A “VWAP market disruption event” means (i) a failure by the principal U.S. national securities exchange or market on which our ADSs are listed to open for trading during its regular trading session or (ii) the occurrence or existence, prior to 1:00 p.m. on any scheduled trading day for our ADSs for an aggregate one half-hour period, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our ADSs or in any options contracts or futures contracts relating to our ADSs.

Change in the Conversion Right upon Certain Reclassifications, Business Combinations, Asset Sales and Corporate Events

Except as provided in the New Notes Indenture and as described below, if we reclassify our ordinary shares (other than a change only in par value or a change as a result of a subdivision or combination of our ordinary shares) or are party to a consolidation, merger, binding share exchange, reconstruction, amalgamation or other similar arrangement, or if we sell, transfer, lease, convey or otherwise dispose of all or substantially all of our property or assets, in each case pursuant to which our ordinary shares (including ordinary shares represented by ADSs) would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of cash, securities or other property (the “reference property”), which a holder of such note would have received (assuming, if applicable, that the holder would have made the applicable election referred to in the immediately following paragraph) if the holder had converted the note and, upon such conversion, received, immediately before the transaction, ordinary shares in a number equal to the product of the number of ordinary shares represented by each ADS at the time multiplied by the conversion rate then applicable multiplied by the principal amount (expressed in thousands) of the note. However, at and after the effective time of the transaction, we may continue to elect to satisfy our obligation under the New Notes Indenture in whole or in part by delivering cash in lieu of reference property upon the conversion of a note and the conversion amount will be calculated based on the fair value of the reference property.

A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.

If a transaction described above occurs and holders of our ordinary shares (including ordinary shares represented by ADSs) have the opportunity to elect the form of consideration to receive in that transaction, the kind and amount of consideration that a holder of our ordinary shares would have been entitled to will be deemed to be (i) the weighted average of the kind and amount of consideration received by the holders of our ordinary shares that affirmatively make such an election or (ii) if no holders of our ordinary shares affirmatively make such an election, the kind and amount of consideration actually received by such holders.

If our ADS facility maintained with the ADS depositary is terminated for any reason, but such event does not constitute a “termination of trading” (as defined below in “— Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change”) because our ordinary shares are then listed for trading on a U.S. national securities exchange, all references to our ADSs will be deemed to refer to our ordinary shares, all references to the “closing sale price” and “daily VWAP” of our ADSs will be deemed to refer to the “closing sale price” and “daily VWAP” of our ordinary shares, and other appropriate adjustments will be made to reflect such change.

If our ADS facility maintained with the ADS depositary is terminated for any reason and such event does constitute a “termination of trading,” then the provisions of “— Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change” shall apply.

In the event of and upon the termination of our ADR facility (whether or not such event constitutes a “termination of trading”), the right to convert a note will be changed into a right to convert it into ordinary shares at a conversion rate (subject to the anti-dilution and other conversion rate adjustment provisions set forth in the New Notes Indenture) equal to (i) the number of ordinary shares represented by each ADS immediately prior to such termination, multiplied by (ii) the conversion rate applicable immediately prior to such termination, multiplied by (iii) the principal amount (expressed in thousands) of the note.

Adjustments to the Conversion Rate

Subject to the terms of the New Notes Indenture, we will adjust the conversion rate as described below.

(1) If we issue our ordinary shares as a dividend or distribution on our ordinary shares, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR¢ = CR0 ×	OS¢ OS0

where

CR0 =	the conversion rate in effect immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

CR¢ =	the conversion rate in effect immediately after the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

OS0 =	the number of our ordinary shares outstanding immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be; and

OS¢ =	the number of our ordinary shares that will be outstanding immediately after giving effect to such dividend or distribution or immediately after the effective date of such share split or combination, as the case may be.

(2) If we distribute to all, or substantially all, holders of our ordinary shares any rights, warrants or options entitling them for a period of not more than 45 days after the record date for such distribution to subscribe for or purchase our ordinary shares (directly or in the form of ADSs) at a price per share less than the closing sale price of our ADSs divided by the number of ordinary shares then represented by each ADS on the trading day immediately preceding the declaration date of such distribution, the conversion rate will be adjusted based on the following formula; provided that the conversion rate will be readjusted to the conversion rate that would have been in effect to the extent that such rights, warrants or options are not exercised prior to their expiration:

CR¢ = CR0 ×	(OS0 + X) (OS0 + Y)

where

CR0 =	the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR¢ =	the conversion rate in effect immediately after the “ex-date” for such distribution;

OS0 =	the number of our ordinary shares outstanding immediately prior to the “ex-date” for such distribution;

X =	the total number of our ordinary shares issuable (directly or in the form of ADSs) pursuant to such rights, warrants or options; and

Y =	the number of our ordinary shares equal to (A) the aggregate price payable to exercise such rights, warrants or options divided by (B) the quotient of (i) the average of the closing sale prices of our ADSs divided by (ii) the number of ordinary shares then represented by each ADS over the 10-consecutive-trading-day period ending on the trading day immediately preceding the “ex-date” for such distribution.

(3) If we distribute any interests in our share capital, evidences of our indebtedness or other assets or property to all, or substantially all, holders of our ordinary shares, excluding:

•	dividends or distributions referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and,

•	spin-offs described below in this clause (3);

then the conversion rate will be adjusted based on the following formula:

CR¢ = CR0 ×	SP0 (SP0 − FMV)

where

CR0 =	the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR¢ =	the conversion rate in effect immediately after the “ex-date” for such distribution;

SP0 =	the average of the closing sale prices of our ADSs divided by the number of ordinary shares then represented by each ADS over the 10 consecutive trading-day period ending on the trading day immediately preceding the “ex-date” for such distribution; and

FMV =	The fair market value as determined in good faith by our board of directors of the interests in our share capital, evidences of indebtedness, assets or property distributed with respect to each outstanding ordinary share on the “ex-date” for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our ordinary shares in shares of any class or series, or similar equity interest, in the share capital of or relating to a subsidiary or other business unit of ours, which we refer to as a “spinoff,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following (and including) the effective date of the spin-off will be increased based on the following formula:

CR¢ = CR0 ×	FMV0 + MP0 MP0

where

CR0 =	the conversion rate in effect immediately prior to the 10th trading day immediately following the effective date of the spin-off;

CR¢ =	the conversion rate in effect immediately after the 10th trading day immediately following the effective date of the spin-off;

FMV0 =	the average of the last reported sale prices of the shares or similar equity interest distributed to holders of our ordinary shares applicable to one ordinary share over the first 10 consecutive trading-day period immediately following (and including) the effective date of the spin-off; and

MP0 =	the average of the closing sale prices of our ADSs, divided by the number of ordinary shares then represented by each ADS, over the first 10 consecutive trading-day period immediately following (and including) the effective date of the spin-off.

The adjustment to the conversion rate under the preceding paragraph will occur on the 10th trading day from (and including) the effective date of the spin-off; provided that in respect of any conversion within the first 10 trading days immediately following (and including) the effective date of any spin-off, references with respect to the spin-off to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate.

(4) If we pay any cash dividends or distributions to all, or substantially all, holders of our ordinary shares, the conversion rate will be adjusted based on the following formula:

CR¢ = CR0 ×	SP0 SP0 − C

where

CR0 =	the conversion rate in effect on the date such tender or exchange offer expires;

CR¢ =	the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

SP0 =	the closing sale price of our ADSs, divided by the number of ordinary shares then represented by each ADS, on the trading day immediately preceding the “ex-date” for such distribution; and

C =	the amount in cash per share we distribute to holders of our ordinary shares.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our ordinary shares, or ADSs representing our ordinary shares, then to the extent that the cash and value of any other consideration included in the payment per share of our ordinary shares, or equivalent payment per ordinary share represented by our ADSs, exceeds the closing sale price of our ADSs divided by the number of ordinary shares then represented by each ADS on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR¢ = CR0 ×	(AC + (SP × OS¢)) (OS0 × SP¢)

where

CR0 =	the conversion rate in effect on the date such tender or exchange offer expires;

CR¢ =	the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC =	the aggregate value of all cash and any other consideration as determined by our board of directors paid or payable for the ordinary shares purchased (directly or in the form of ADSs) in such tender or exchange offer;

OS0 =	the number of our ordinary shares outstanding immediately prior to the date such tender or exchange offer expires;

OS¢ =	the number of our ordinary shares outstanding immediately after the date such tender or exchange offer expires; (after giving effect to such tender offer or exchange offer); and

SP¢ =	the closing sale price of our ADSs divided by the number of ordinary shares then represented by each ADS on the trading day next succeeding the date such tender or exchange offer expires.

If the application of any of the foregoing formulas (other than in connection with a share combination) would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

Events that Will Not Result in Adjustments

The applicable conversion rate will not be adjusted:

•	upon the issuance of any ADSs or ordinary shares pursuant to any future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in ordinary shares under any such plan;

•	upon the issuance of any ADSs or ordinary shares, or any option, warrant, right or exercisable, exchangeable or convertible security to purchase our ADSs or ordinary shares, pursuant to any future agreements entered into with our suppliers of raw materials or machinery as consideration or inducement to enter into such supply agreement;

•	upon the issuance of any ADSs or ordinary shares, or options or rights to purchase those ADSs or shares, pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any ADSs or ordinary shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the New Notes were first issued (unless explicitly otherwise provided for in this section);

•	for a change in the par value of our ordinary shares; or

•	for accrued and unpaid interest.

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

•	we will not adjust the conversion rate pursuant to the provisions of the New Notes Indenture described above until the earliest of these triggering events occurs; and

•	we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.

The New Notes Indenture does not require us to adjust the conversion rate for any of the events described in the provisions of the New Notes Indenture described above if we make provision for holders of New Notes to participate in the transaction without conversion on a basis and with notice that our board of directors determines in good faith to be fair and appropriate, as provided in the New Notes Indenture.

We will not adjust the conversion rate pursuant to the provisions of the New Notes Indenture described above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment. In addition, we will give effect to all adjustments that we have otherwise deferred pursuant to this provision, and those adjustments will no longer be carried forward and taken into account in any subsequent adjustment, (i) if we mail a notice of redemption or if a fundamental change or make-whole fundamental change, or any transaction described under “— Settlement Upon Conversion — Change in the Conversion Right upon Certain Reclassifications, Business Combinations, Asset Sales and Corporate Events” above, occurs, (ii) annually, upon each anniversary of the date of the first issuance of the New Notes, and (iii) on the 29th scheduled trading day prior to the maturity date of the New Notes and each VWAP trading day thereafter until the maturity date.

To the extent permitted by law and the continued listing requirements of the New York Stock Exchange, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 days or any longer period permitted by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to registered holders at least 15 days before the day the increase commences. In addition, we may, but are not obligated to, also increase the conversion rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.

On conversion, the holders of New Notes will, to the extent they receive our ADSs upon conversion, also receive (to the same extent as other holders of our ADSs) any issuance or distribution of preferred shares, or any other securities or rights, made to our ordinary shareholders (including the ADS depositary or its nominee as the holder of ordinary shares represented by our ADSs) by our board of directors or us pursuant to the anti-takeover provisions in our articles of association, whether or not such securities or rights were issued or distributed prior to conversion. A distribution of securities or rights pursuant to such a shareholder rights plan will not trigger a conversion rate adjustment pursuant to paragraphs (2) or (3) above so long as we have made proper provision to provide that holders will, to the extent they receive any ADSs upon conversion, also receive such securities or rights in accordance with the terms of the ADS deposit agreement and the New Notes Indenture.

In certain circumstances, including, without limitation:

•	a taxable distribution to holders of our ordinary shares which results in an adjustment to the conversion rate; or

•	an increase in the conversion rate at our discretion, the holders of the New Notes will be deemed to have received a distribution subject to United States federal income tax as a dividend. This may also occur if we make other distributions of cash or property to our shareholders. See “United States Federal Income Taxation.”

In addition, to the extent that the number of ordinary shares represented by each ADS is changed, appropriate adjustments to the conversion rate adjustments described above (which may include ignoring such provision, if appropriate) will be made to reflect such change.

Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change

If, prior to maturity a “change in control,” as described below under “— Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change,” other than the fourth event listed under such definition (describing a change in our board of directors) and provided that in respect of the third such event, such event shall not be qualified by the first exception listed thereunder (which we refer to as the “make whole fundamental changes”), then we will increase, as described below under “— The Increase in the Conversion Rate,” the conversion rate applicable to New Notes that are surrendered for conversion at any time from (and including) the 30th scheduled trading day before the date we originally announced as the anticipated effective date of the make-whole fundamental change to (and including) the fundamental change repurchase date for that fundamental change as described under “— Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change.” We refer to this period as the “make-whole conversion period.”

We will mail to registered holders, at their addresses appearing in the New Notes register, notice of, and we will publicly announce, through a reputable national newswire service in the United States, and publish on our website, the anticipated effective date of any proposed make-whole fundamental change. We must make this mailing, announcement and publication at least 30 scheduled trading days before the first anticipated effective date of the make-whole fundamental change in the case of the second or third bullet point under the definition of “fundamental change” under “— Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change,” and in any event no later than the actual effective date of the make-whole fundamental change. In addition, no later than the third business day after the completion, if applicable, of the make-whole fundamental change, we must make an additional notice, announcement and publication announcing such completion.

A “permitted transfer” means any transfer of property or assets between or among one or more of our subsidiaries or from one or more of our subsidiaries to us.

If a holder surrenders a note for conversion in connection with a make-whole fundamental change we have announced, but the make-whole fundamental change is not consummated, then the holder will not be entitled to the increased conversion rate referred to above in connection with the conversion.

Increase in the Conversion Rate

In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change is first publicly announced, occurs or becomes effective, which we refer to as the “make-whole reference date,” and the “applicable price.” If the make-whole fundamental change is a transaction or series of related transactions described in the second or third bullet point under the definition of “fundamental change” under “— Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change,” and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our ordinary shares in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our ordinary shares in the make-whole fundamental change multiplied by the number of ordinary shares then represented by each ADS. In all other cases, the “applicable price” will be the average of the “closing sale prices” (as defined in the New Notes Indenture) of our ADSs for the five consecutive trading days immediately preceding the date on which the make-whole fundamental change becomes effective. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” (as defined in the New Notes Indenture) of the event occurs, at any time during those five consecutive trading days.

The following table sets forth the numbers of additional ADSs per $1,000 principal amount of New Notes that will be added to the conversion rate applicable to the New Notes that are converted during the make-whole conversion period. Such increased conversion rate will be used to determine the amount of cash, ADSs or combination thereof that are due upon conversion, as described under “— Conversion Rights — Settlement Upon Conversion” above. If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust the applicable price set forth in the first column of the table below by multiplying the applicable price in effect immediately before the adjustment by a fraction:

•	whose numerator is the conversion rate in effect immediately before the adjustment; and

•	whose denominator is the adjusted conversion rate.

In addition, we will adjust the numbers of additional ADSs in the table below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “— Conversion Rights — Adjustments to the Conversion Rate.”

Number of additional ADSs
(per $1,000 principal amount of New Notes)

	Make Whole Reference Date
Applicable Price	April 15, 2011	April 15, 2012	April 15, 2013

$ 31.43	6.3633	6.3633	6.3633
40.00	2.8488	2.5770	0.0000
50.00	0.2701	0.0753	0.0000
51.07	0.0000	0.0000	0.0000
60.00	0.0000	0.0000	0.0000
70.00	0.0000	0.0000	0.0000
80.00	0.0000	0.0000	0.0000
90.00	0.0000	0.0000	0.0000
100.00	0.0000	0.0000	0.0000
110.00	0.0000	0.0000	0.0000
120.00	0.0000	0.0000	0.0000
130.00	0.0000	0.0000	0.0000
140.00	0.0000	0.0000	0.0000
150.00	0.0000	0.0000	0.0000
160.00	0.0000	0.0000	0.0000
170.00	0.0000	0.0000	0.0000
180.00	0.0000	0.0000	0.0000
190.00	0.0000	0.0000	0.0000
200.00	0.0000	0.0000	0.0000
210.00	0.0000	0.0000	0.0000
220.00	0.0000	0.0000	0.0000

The exact applicable price and make-whole reference date for the New Notes may not be as set forth in the table above, in which case:

•	if the actual applicable price is between two applicable prices listed in the table above, or the actual make-whole reference date is between two dates listed in the table above, we will determine the number of additional ADSs to be added in respect of the New Notes by linear interpolation between the numbers of additional ADSs set forth for the two applicable prices in the table above, or for the two dates based on a 365-day year, as applicable;

•	if the actual applicable price is greater than $220.00 per ADS (subject to adjustment), we will not increase the conversion rate; and

•	if the actual applicable price is less than $31.43 per ADS (subject to adjustment), we will not increase the conversion rate.

In no event will the conversion rate for the New Notes exceed 31.8167 ADSs per $1,000 principal amount. We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “— Conversion Rights — Adjustments to the Conversion Rate.”

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

Redemption of New Notes at Our Option

The New Notes may not be redeemed prior to April 15, 2011. At any time on or after April 15, 2011, we will have the right, at our option, to redeem the New Notes, in whole or in part in integral multiples of $1,000, at a redemption price, payable in cash, equal to 100% of the principal amount of the New Notes we redeem plus any accrued and unpaid interest to, but excluding, the redemption date, provided that the closing sale price of our ADSs for at least 20 trading days in the 30-consecutive trading-day period ending on the date one trading day prior to any day we give a notice of redemption is greater than 130% of the conversion price of the New Notes on the date of such notice.

Each redemption date for the New Notes shall be a date that is not less than 30 days nor more than 60 days after the day we mail the related redemption notice to each registered holder of New Notes to be redeemed at the address of the registered holder appearing in the New Notes register. If a redemption date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date, and the redemption price will not include any accrued and unpaid interest. The redemption date must be a business day.

For a discussion of certain tax considerations applicable to a holder upon a redemption of New Notes, see “United States Federal Income Taxation.”

If on a redemption date the paying agent holds money sufficient to pay the redemption price due on a note in accordance with the terms of the New Notes Indenture, then, on and after that redemption date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the redemption price upon delivery of the note.

The conversion right with respect to any New Notes we have called for redemption will expire at the close of business on the third business day preceding the redemption date, unless we default in the payment of the redemption price.

If we redeem less than all of the outstanding New Notes, the trustee will select the principal amount of the New Notes to be redeemed in integral multiples of $1,000 thereof by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate and in accordance with DTC procedures. If a portion of a holder’s New Notes is selected for partial redemption and the holder converts a portion of the New Notes, the principal amount of the note that is subject to redemption will be reduced by the principal amount that the holder converted.

We will not redeem any New Notes at our option if there has occurred and is continuing an event of default with respect to the New Notes, other than a default in the payment of the redemption price with respect to those New Notes.

Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change

If a “fundamental change,” as described below, occurs, each holder will have the right, at its option, subject to the terms and conditions of the New Notes Indenture, to require us to repurchase for cash all or any portion of the holder’s New Notes in integral multiples of $1,000, at a price equal to 100% of the principal amount of the New Notes to be repurchased, plus, except as described below, any accrued and unpaid interest to (but excluding) the “fundamental change repurchase date,” as described below.

However, if the fundamental change repurchase date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date, and the repurchase price will not include any accrued and unpaid interest.

We must repurchase the New Notes on a date of our choosing, which we refer to as the “fundamental change repurchase date.” However, the fundamental change repurchase date must be no later than 35 days, and no earlier than 20 days, after the date we have mailed a notice of the fundamental change, as described below.

Within 20 business days after the occurrence of a fundamental change, we must mail to all registered holders of New Notes at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the fundamental change. We must also publicly release, through a reputable national newswire service in the United States, and publish on our website, a notice of the fundamental change. The notice must state, among other things:

•	the events causing the fundamental change;

•	the date of the fundamental change;

•	the fundamental change repurchase date;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the names and addresses of the paying agent and the conversion agent;

•	the procedures that holders must follow to exercise their repurchase right;

•	the conversion rate and any adjustments to the conversion rate that will result from the fundamental change; and

•	that New Notes with respect to which a holder has delivered a fundamental change repurchase notice may be converted, if otherwise convertible, only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the New Notes Indenture.

To exercise the repurchase right, a holder must deliver a written fundamental change repurchase notice to the paying agent no later than the close of business on the third business day immediately preceding the fundamental change repurchase date. This written notice must state:

•	the certificate numbers of the New Notes that the holder will deliver for repurchase, if they are in certificated form;

•	the principal amount of the New Notes to be repurchased, which must be an integral multiple of $1,000; and

•	that the New Notes are to be repurchased by us pursuant to the fundamental change provisions of the New Notes Indenture.

A holder may withdraw any fundamental change repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the third business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:

•	the name of the holder;

•	a statement that the holder is withdrawing its election to require us to repurchase its New Notes;

•	the certificate numbers of the New Notes being withdrawn, if they are in certificated form;

•	the principal amount of the New Notes being withdrawn, which must be an integral multiple of $1,000; and

•	the principal amount of the New Notes that remain subject to the fundamental change repurchase notice which must be an integral multiple of $1,000.

If the New Notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

To receive payment of the fundamental change repurchase price for a note for which the holder has delivered and not validly withdrawn a fundamental change repurchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the fundamental change repurchase notice. We will pay the fundamental change repurchase price for the note on or before the third business day after the later of the fundamental change repurchase date and the time of delivery of the note, together with necessary endorsements.

For a discussion of certain tax considerations applicable to a holder upon the exercise of the repurchase right, see “United States Federal Income Taxation.”

If on the fundamental change repurchase date the paying agent holds money sufficient to pay the fundamental change repurchase price due on a note in accordance with the terms of the New Notes Indenture, then, on and after the fundamental change repurchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the fundamental change repurchase price upon delivery of the note.

A “fundamental change” generally will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading.”

A “change in control” generally will be deemed to occur at such time as:

•	any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Mr. Xiaofeng Peng, is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total outstanding voting power of all classes of our voting shares, or if Mr. Xiaofeng Peng or any “group” (as that term is used in Sections 13(d) or 14(d) of the Exchange Act) of which he is a part is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 85% or more of the total outstanding voting power of all of our voting shares;

•	there occurs a sale, transfer, lease, conveyance or other disposition (other than a “permitted transfer” as described under “— Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change” above) of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act;

•	we consolidate or amalgamate with, merge with or into, or are reconstructed into another person or any person consolidates or amalgamates with, or merges with or into, or are reconstructed into us, unless either:

•	the persons that “beneficially owned,” directly or indirectly, our voting shares immediately prior to such transaction “beneficially own,” directly or indirectly, immediately after such transaction, the surviving or continuing corporation’s voting shares representing at least a majority of the total outstanding voting power of all outstanding classes of voting shares of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such transaction; or

•	both of the following conditions are satisfied (we refer to such a transaction as a “listed share business combination”):

•	at least 90% of the consideration (other than cash payments for fractional ADSs or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock, shares or ADSs traded on a U.S. national securities exchange (or which will be so traded or quoted when issued or exchanged in connection with such transaction); and

•	as a result of such transaction, the New Notes become convertible solely into such common stock, shares or ADSs (subject to our right to elect full or partial cash settlement of our conversion obligation);

•	the following persons cease for any reason to constitute a majority of our board of directors:

•	individuals who on the first issue date of the New Notes constituted our board of directors; and

•	any new directors whose election to our board of directors or whose nomination for election by our shareholders was approved by at least a majority of our directors then still in office either who were directors on such first issue date of the New Notes or whose election or nomination for election was previously so approved; or

•	we are liquidated, dissolved or wound up or our shareholders approve any plan or proposal for our liquidation, dissolution or winding up.

There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets would permit a holder to exercise its right to have us repurchase its New Notes in accordance with the fundamental change provisions described above.

A “termination of trading” is deemed to occur when neither our ADSs (or other securities into which the New Notes are then convertible) nor the ordinary shares represented by our ADSs are listed for trading on a U.S. national securities exchange.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all New Notes holders have elected to have us repurchase. Furthermore, the terms of our existing or future indebtedness may limit our ability to pay the repurchase price to repurchase New Notes. Our failure to repurchase the New Notes when required would result in an event of default with respect to the New Notes. The exercise by holders of the New Notes of their right to require us to repurchase their New Notes upon a fundamental change could cause a default under our other outstanding indebtedness, even if the fundamental change itself does not.

We may in the future enter into transactions, including recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders of the New Notes. The New Notes Indenture does not restrict our or our subsidiaries’ ability to incur indebtedness, including senior or secured indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the New Notes.

In addition, the fundamental change repurchase feature of the New Notes would not necessarily afford holders of the New Notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the New Notes. Furthermore, the fundamental change repurchase feature of the New Notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to you.

In connection with any fundamental change offer, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and Regulation 14E under the Exchange Act and all other applicable laws; and

•	file a Schedule TO or any other required schedule under the Exchange Act or other applicable laws.

Ranking

The New Notes will be our unsecured senior obligations and will rank equally with all our other unsecured senior indebtedness. However, the New Notes will be effectively subordinated to any of our future secured indebtedness to the extent of the assets securing such indebtedness. The New Notes will be effectively subordinated to all liabilities, including trade payables and lease obligations of our subsidiaries. As of September 30, 2010, our subsidiaries had approximately $3,593.8 million of indebtedness and other obligations to which the New Notes are structurally subordinated. Any right by us to receive the assets of any of our subsidiaries upon a liquidation or reorganization of that subsidiary, and the consequent right of the holders of the New Notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary that is senior to that held by us.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the New Notes or to make any funds available for payment on the New Notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by those subsidiaries may be subject to statutory, contractual or other restrictions, may depend on the earnings or financial condition of those subsidiaries and are subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

The New Notes Indenture does not limit the amount of additional indebtedness, including senior or secured indebtedness, which we can create, incur, assume or guarantee, nor does the New Notes Indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee.

Consolidation, Merger and Sale of Assets

The New Notes Indenture prohibits us from consolidating or amalgamating with or merging with or into or reconstructing into or entering into other similar arrangements with, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of our property or assets to, another person, whether in a single transaction or series of related transactions, unless, among other things:

•	such other person is a corporation organized and existing under the laws of the Cayman Islands, the British Virgin Islands, Bermuda, Hong Kong, the United States, any state of the United States or the District of Columbia;

•	such person expressly assumes, by a supplemental New Notes Indenture reasonably satisfactory to the trustee, all of our obligations under the New Notes and the New Notes Indenture; and

•	no default or event of default exists immediately after giving effect to the transaction or series of transactions.

When the successor assumes all of our obligations under the New Notes Indenture, except in the case of a lease, our obligations under the New Notes Indenture will terminate. An assumption of our obligations under the New Notes and the New Notes Indenture by such successor might be deemed for United States federal income tax purposes to be an exchange of the New Notes for new New Notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption. See “United States Federal Income Taxation.”

Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase their New Notes, as described under “— Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change.”

There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.

Events of Default

The following are events of default under the New Notes Indenture:

•	our failure to pay the principal of or premium, if any, on any note when due, whether at maturity, upon redemption, on a fundamental change repurchase date with respect to a fundamental change or otherwise;

•	our failure to pay an installment of interest or additional interest, if any, on any note when due, if the failure continues for 30 days after the date when due;

•	our failure to satisfy our conversion obligations upon the exercise of a holder’s conversion right;

•	our failure to timely provide notice as described under “— Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change” or “— Holders May Require Us to Repurchase Their New Notes Upon a Fundamental Change;”

•	our failure to comply with any other term, covenant or agreement contained in the New Notes or the New Notes Indenture, if the failure is not cured within 60 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the New Notes then outstanding, in accordance with the New Notes Indenture;

•	a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $15 million or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, if such default is not cured or waived, or such acceleration is not rescinded, within 60 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of New Notes then outstanding, in accordance with the New Notes Indenture;

•	failure by us or any of our subsidiaries, within 60 days, to pay, bond or otherwise discharge any judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds $25 million, which are not stayed on appeal; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Exchange Act) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”

If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest, including additional interest, if any, on, all New Notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest, including additional interest, if any, on, all New Notes will automatically become immediately due and payable.

Notwithstanding the foregoing, if we so elect, the sole remedy of holders for an event of default relating to any obligation we may have or are deemed to have pursuant to Section 314(a)(1) of the Trust Indenture Act relating to our failure to file any document or report that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or of the covenant described below in “Reports to Trustee” will for the first 90 days after the occurrence of such event of default consist exclusively of the right (the “extension right”) to receive additional interest on the New Notes at an annual rate equal to 0.25% of the principal amount of the New Notes. Any such additional interest will be payable in the same manner and on the same dates as the stated interest payable on the New Notes. The additional interest will accrue on all outstanding New Notes from and including the date on which an event of default relating to a failure to comply with the reporting obligations in the New Notes Indenture first occurs to but not including the 90th day thereafter (or such earlier date on which such event of default shall have been cured or waived). On such 90th day (or earlier, if such event of default is cured or waived prior to such 90th day), such additional interest will cease to accrue and the New Notes will be subject to acceleration as provided above if such event of default is continuing. For the avoidance of doubt, the additional interest shall not begin to accrue until we fail to perform the reporting covenant for a period of 60 days after notice of such failure to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the New Notes then outstanding in accordance with the New Notes Indenture.

Notwithstanding the preceding paragraph, if an event of default under any other series of our debt securities occurs as a result of our failure to file any such document or report and such event of default results in the principal amount of such debt securities becoming due and payable, then the extension right will no longer apply and the New Notes will be subject to acceleration as provided above.

After any acceleration of the New Notes, the holders of a majority in aggregate principal amount of the New Notes, by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

•	the rescission would not conflict with any order or decree;

•	all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived; and

•	certain amounts due to the trustee are paid.

The New Notes Indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the New Notes Indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

•	No holder will have any right to institute any proceeding under the New Notes Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the New Notes Indenture, unless:

•	the holder gives the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the New Notes then outstanding make a written request to the trustee to pursue the remedy;

•	the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

•	the trustee fails to comply with the request within 60 days after the trustee receives the written notice, request and offer of indemnity and has not received, during those 60 days, from holders of a majority in aggregate principal amount of the New Notes then outstanding, a direction that is inconsistent with the request.

However, the above limitations do not apply to a suit by a holder to enforce:

•	the payment of any amounts due on that holder’s New Notes after the applicable due date; or

•	the right to convert that holder’s New Notes in accordance with the New Notes Indenture.

Except as provided in the New Notes Indenture, the holders of a majority of the aggregate principal amount of outstanding New Notes may, by written notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

•	in the payment of principal of, or premium, if any, or interest or additional interest, if any, on, any note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

•	arising from our failure to convert any note in accordance with the New Notes Indenture; or

•	in respect of any provision under the New Notes Indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

We will promptly notify the trustee in writing upon our becoming aware of the occurrence of any default or event of default. In addition, the New Notes Indenture requires us to furnish to the trustee (1) on an annual basis and (2) within 10 days of our receiving a written request from the trustee, a statement by our officers stating whether they have actual knowledge of any default or event of default by us in performing any of our obligations under the New Notes Indenture or the New Notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received written notice of the default or event of default in accordance with the New Notes Indenture, the trustee must mail to each registered holder a notice of the default or event of default within 30 days after receipt of the notice. However, the trustee need not mail the notice if the default or event of default:

•	has been cured or waived; or

•	is not in the payment of any amounts due with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of holders.

Modification and Waiver

We may amend or supplement the New Notes Indenture or the New Notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding New Notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding New Notes may waive our compliance with any provision of the New Notes Indenture or New Notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:

•	change the stated maturity of the principal of, or the payment date of any installment of interest or additional interest on, any note;

•	reduce the principal amount of, or any premium, interest or additional interest on, any note;

•	change the place, manner or currency of payment of principal of, or any premium, interest or additional interest on, any note;

•	impair the right to institute a suit for the enforcement of any payment on, or with respect to, or of the conversion of, any note;

•	modify, in a manner adverse to the holders of the New Notes, the provisions of the New Notes Indenture relating to the right of the holders to require us to purchase New Notes at their option or to require us to repurchase New Notes upon a fundamental change;

•	modify the ranking provisions of the New Notes Indenture in a manner adverse to the holders of the New Notes;

•	adversely affect the right of the holders of the New Notes to convert their New Notes in accordance with the New Notes Indenture;

•	reduce the percentage in aggregate principal amount of outstanding New Notes whose holders must consent to a modification or amendment of the New Notes Indenture or the New Notes;

•	reduce the percentage in aggregate principal amount of outstanding New Notes whose holders must consent to a waiver of compliance with any provision of the New Notes Indenture or the New Notes or a waiver of any default or event of default; or

•	modify the provisions of the New Notes Indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.

We may amend or supplement the New Notes Indenture or the New Notes without notice to or the consent of any holder of the New Notes to:

•	evidence the assumption of our obligations under the New Notes Indenture and the New Notes by a successor upon our consolidation, merger, reconstruction, amalgamation or entering into other similar arrangement or the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets in accordance with the New Notes Indenture;

•	provide for the issuance of additional New Notes pursuant to any exercise by the initial purchasers of their option to cover over-allotments, if any;

•	make adjustments in accordance with the New Notes Indenture to the right to convert the New Notes upon certain reclassifications or changes in our ordinary shares or ADSs and certain consolidations, mergers, binding share exchanges, reconstructions, amalgamations and other similar arrangements and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets;

•	make any changes or modifications to the New Notes Indenture necessary in connection with the qualification of the New Notes Indenture under the Trust Indenture Act;

•	evidence and provide the acceptance of the appointment of a successor trustee under the New Notes Indenture;

•	add guarantees with respect to, or secure our obligations in respect of, the New Notes;

•	add to our covenants for the benefit of the holders of the New Notes or to surrender any right or power conferred upon us;

•	make provisions with respect to adjustments to the conversion rate as required by the New Notes Indenture or to increase the conversion rate in accordance with the New Notes Indenture;

•	conform, as necessary, the New Notes Indenture and the form or terms of the New Notes to the “Description of the New Notes” set forth in this Exchange Offer Memorandum; or

•	make any changes of a formal, minor or technical nature or necessary to correct a manifest error or to comply with mandatory provisions of applicable law as evidenced by an opinion of counsel so long as such change does not adversely affect the rights of the holders of the New Notes in any material respect.

In addition, we and the trustee may enter into a supplemental New Notes Indenture without the consent of holders of the New Notes in order to cure any ambiguity, defect, omission or inconsistency in the New Notes Indenture in a manner that does not, individually or in the aggregate with all other changes, adversely affect the rights of any holder in any material respect.

Except as provided in the New Notes Indenture, the holders of a majority in aggregate principal amount of the outstanding New Notes, by written notice to the trustee, generally may:

•	waive compliance by us with any provision of the New Notes Indenture or the New Notes, as detailed in the New Notes Indenture; and

•	waive any past default or event of default and its consequences, except a default or event of default:

•	in the payment of principal of, or premium, if any, or interest or additional interest on, any note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

•	arising from our failure to convert any note in accordance with the New Notes Indenture; or

•	in respect of any provision under the New Notes Indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

Discharge

We may generally satisfy and discharge our obligations under the New Notes Indenture by:

•	delivering all outstanding New Notes to the trustee for cancellation; or

•	depositing with the trustee or the paying agent after the New Notes have become due and payable, whether at stated maturity or any redemption date, purchase date or fundamental change repurchase date, cash sufficient to pay all amounts due on all outstanding New Notes and paying all other sums payable under the New Notes Indenture.

In addition, in the case of a deposit, there must not exist a default or event of default on the date we make the deposit, and the deposit must not result in a breach or violation of, or constitute a default under, the New Notes Indenture.

Calculations in Respect of New Notes

We are responsible for monitoring valuations of the New Notes and our ADSs and making all calculations called for under the New Notes Indenture and New Notes. These calculations include, but are not limited to, determination of the trading price of the New Notes, the current market price of our ADSs, the number of ADSs, if any, issuable upon conversion of the New Notes, the amount of cash, if any, payable upon conversion of the New Notes and the amounts of interest and additional interest payable on the New Notes. We will make all of these calculations in good faith, and, absent manifest error, these calculations will be final and binding on all holders of New Notes. We will provide a copy of these calculations to the trustee and the conversion agent, as required, and the trustee and the conversion agent are entitled to rely on the accuracy of our calculations without independent verification and shall be held harmless with respect thereto. The trustee and/or the conversion agent will forward our calculations to any holder of New Notes upon the request of the holder.

Additional Amounts

All payments made by us under or with respect to the New Notes will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which we or any successor are organized or treated as a resident for tax purposes or through which payment is made (or any political subdivision or taxing authority thereof or therein) (each, as applicable, a “Relevant Taxing Jurisdiction”), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, we will pay to the holder of each note such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by the holder after such withholding or deduction (and after deducting any taxes on the Additional Amounts) shall equal the amounts which would have been received by such holder had no such withholding or deduction been required, except that no Additional Amount shall be payable:

•	for or on account of:

(a) any tax, duty, assessment or other governmental charge that would not have been imposed but for:

(i) the existence of any present or former connection between the holder or beneficial owner of such note, and the Relevant Taxing Jurisdiction other than merely holding such note or the receipt of payments thereunder, including, without limitation, such holder or beneficial owner being or having been a national, domiciliary or resident of such Relevant Taxing Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein;

(ii) the presentation of such note (in cases in which presentation is required) more than 30 days after the later of the date on which the payment of the principal of, premium, if any, and interest on, such note became due and payable pursuant to the terms thereof or was made or duly provided for; or

(iii) the failure of the holder or beneficial owner to comply with a timely request from us or any successor, addressed to the holder or beneficial owner, as the case may be, to provide certification, information, documents or other evidence concerning such holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, or to make any declaration or satisfy any other reporting requirement relating to such matters, if and to the extent that due and timely compliance with such request is required by law, regulation or administrative practice of the Relevant Taxing Jurisdiction to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable to such holder;

(b) any estate, inheritance, gift, sale, transfer, capital gains, excise, personal property or similar tax, assessment or other governmental charge;

(c) any tax, duty, assessment or other governmental charges that is payable otherwise than by withholding from payments under or with respect to the New Notes; or

(d) any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (a), (b) or (c); or

•	with respect to any payment of the principal of, or premium, if any, or interest on, such note to a holder, if the holder is a fiduciary, partnership or person other than the sole beneficial owner of any payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner or beneficial owner been the holder thereof.

Whenever there is mentioned in any context the payment of principal of, and any premium or interest on, any note, such mention shall be deemed to include payment of Additional Amounts provided for in the New Notes Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

No Personal Liability of Directors, Officers, Employees or Shareholders

None of our past, present or future directors, officers, employees or shareholders, as such, will have any liability for any of our obligations under the New Notes or the New Notes Indenture or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a note, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the New Notes. However, this waiver and release may not be effective to waive liabilities under U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Reports to Trustee

We must provide the trustee with a copy of the reports we must file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act no later than the time those reports must be filed with the SEC. The filing of these reports with the SEC through its EDGAR database within the time periods for filing the same under the Exchange Act (including, if applicable, any extension permitted by Rule 12b-25 under the Exchange Act) will satisfy our obligation to furnish those reports to the trustee. We will furnish to the trustee copies of our annual report to shareholders, containing audited financial statements, and any other financial reports which we furnish to our shareholders and the SEC.

Unclaimed Money

If money deposited with the trustee or paying agent for the payment of principal of, premium, if any, or accrued and unpaid interest or additional interest on, the New Notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish (in no event later than five business days after we request repayment) in a newspaper of general circulation in the City of New York, or mail to each registered holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of New Notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

Purchase and Cancellation

The registrar, paying agent and conversion agent will forward to the trustee any New Notes surrendered to them for transfer, exchange, payment or conversion, and the trustee will promptly cancel those New Notes in accordance with its customary procedures. We will not issue new New Notes to replace New Notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.

We may, to the extent permitted by law, purchase New Notes in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any New Notes we purchase in this manner. New Notes surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled.

Replacement of New Notes

We will replace mutilated, lost, destroyed or stolen New Notes at the holder’s expense upon delivery to the trustee of the mutilated New Notes or evidence of the loss, destruction or theft of the New Notes satisfactory to the trustee and us. In the case of a lost, destroyed or stolen note, we or the trustee may require, at the expense of the holder, indemnity (including in the form of a bond) reasonably satisfactory to us and the trustee.

Trustee and Transfer Agent

The trustee for the New Notes is The Bank of New York Mellon, and we have appointed the trustee as the paying agent, registrar, conversion agent and custodian with regard to the New Notes. No representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the trustee as to the accuracy or completeness of the information included or incorporated by reference in this Exchange Offer Memorandum or any other information supplied in connection with the New Notes. The New Notes Indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the New Notes, the trustee must eliminate the conflict or resign. The Bank of New York Mellon and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their businesses.

The holders of a majority in aggregate principal amount of the New Notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the New Notes Indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The New Notes Indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.

Listing and Trading

The New Notes will not be listed on any national securities exchange and there will be no established trading market for the New Notes. Our ADSs are listed on the New York Stock Exchange under the ticker symbol “LDK.”

Form, Denomination and Registration of New Notes

General

The New Notes will be issued in registered form, without interest coupons, in denominations of integral multiples of $1,000 principal amount, in the form of global securities, as further provided below. See “— Global Securities” below for more information. The trustee need not:

•	register the transfer of or exchange any note for a period of 20 days before selecting New Notes to be redeemed;

•	register the transfer of or exchange any note during the period beginning at the opening of business 20 days before the mailing of a notice of redemption of New Notes selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any note that has been selected for redemption or for which the holder has delivered, and not validly withdrawn, a purchase notice or fundamental change repurchase notice, except, in the case of a partial redemption, purchase or repurchase, that portion of the New Notes not being redeemed, purchased or repurchased.

See “— Global Securities,” and “— Certificated Securities” for a description of additional transfer restrictions that apply to the New Notes.

We will not impose a service charge in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed in connection with the transfer or exchange.

Global Securities

Global securities will be deposited with the trustee as custodian for DTC and registered in the name of DTC or a nominee of DTC.

Investors may hold their interests in a global security directly through DTC, if they are DTC participants, or indirectly through organizations that are DTC participants.

Except in the limited circumstances described below and in “— Certificated Securities,” holders of New Notes will not be entitled to receive New Notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

We will apply to DTC for acceptance of the global securities in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of New Notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the New Notes represented by such global security for all purposes under the New Notes Indenture and the New Notes. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.

Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.

Certificated Securities

The trustee will exchange each beneficial interest in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Exchange Act and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or

•	an event of default has occurred and is continuing and the trustee has received a request from DTC to issue certificated securities.

Settlement and Payment

We will make payments in respect of New Notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of New Notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of New Notes. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount of New Notes, then we will mail a check to that holder’s registered address.

We expect the New Notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the New Notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the initial purchasers or the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

We have obtained the information we describe in this Exchange Offer Memorandum concerning DTC and its book-entry system from sources that we believe to be reliable, but neither we nor the initial purchasers take any responsibility for the accuracy of this information.

Governing Law

The New Notes Indenture and the New Notes will be governed by and construed in accordance with the law of the State of New York.

TERMS OF THE EXCHANGE OFFER

Exchange Offer; Exchange Consideration.  Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is amended or extended, the terms and conditions of any amendment or extension), we are offering to exchange up to the Exchange Offer Amount of our outstanding Existing Notes for the Exchange Consideration which will consist of a like principal amount (par for par) of New Notes plus an amount of cash (the “Cash Consideration”) determined by the modified “Dutch Auction” procedure described below.

Under the modified “Dutch Auction” procedure, we will determine the Cash Consideration portion of the Exchange Consideration that we will pay per $1,000 principal amount of Existing Notes validly tendered and not properly withdrawn from the Exchange Offer, taking into account the total amount of the Existing Notes validly tendered and not properly withdrawn from the Exchange Offer and the range of possible Cash Consideration specified by tendering Holders. We will determine a single Cash Consideration per $1,000 principal amount of Existing Notes, within the Cash Consideration Range, that will allow us to purchase the Exchange Offer Amount of Existing Notes, or such lesser amount, validly tendered pursuant to the Exchange Offer and not properly withdrawn. All Existing Notes exchanged in the Exchange Offer will be exchanged for the same Exchange Consideration, including those Existing Notes tendered for Cash Consideration lower than the Cash Consideration determined by us. Only Existing Notes validly tendered and not properly withdrawn from the Exchange Offer for Cash Consideration at or below the Cash Consideration determined by us will be exchanged. However, due to the proration provisions described below, we may not exchange all of the Existing Notes tendered at or below the Cash Consideration determined by us if more than the aggregate principal amount of Existing Notes that we seek to exchange are tendered at or below the Cash Consideration. Existing Notes not exchanged in the Exchange Offer will be returned to the tendering Holders at our expense promptly after the expiration of the Exchange Offer.

The portion of the Exchange Consideration consisting of the New Notes have not been registered with the SEC. As described elsewhere in this Exchange Offer Memorandum, the issuance of the New Notes upon exchange of the Existing Notes is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof. Under current interpretations of the staff of the Division of Corporate Finance of the SEC, securities that are obtained in a Section 3(a)(9) exchange generally assume the same character (i.e., restricted or unrestricted) as the securities that have been surrendered. We are also relying on Section 18(b)(4)(C) of the Securities Act to exempt the New Notes portion of the Exchange Consideration from the registration and qualification requirements of the state securities laws. The New Notes that you receive in the Exchange Offer should generally be freely tradable in accordance with Rule 144 under the Securities Act, except by persons who are considered to be our affiliates, as that term is defined in the Securities Act. In addition, you are urged to consult with your own legal counsel regarding the availability of a resale exemption from the registration requirements of the Securities Act.

As of the date of this Exchange Offer Memorandum, an aggregate of $395,000,000 principal amount of Existing Notes were outstanding. Accordingly, the Exchange Offer Amount represents approximately 75% of the total aggregate outstanding principal amount of the Existing Notes.

Proration.  If the amount of Existing Notes validly tendered at or below the Cash Consideration determined by us and are not properly withdrawn on or prior to the Expiration Date exceeds the Exchange Offer Amount, then we will accept for exchange such Existing Notes that are validly tendered and not properly withdrawn at the Cash Consideration determined by us on a pro rata basis from among such tendered Existing Notes. In all cases, we will make appropriate adjustments to avoid exchanges of Existing Notes in a principal amount other than an integral multiple of $1,000.

Any principal amount of Existing Notes tendered but not exchanged pursuant to the Exchange Offer, including Existing Notes tendered pursuant to the Exchange Offer at Cash Consideration greater than the Cash Consideration determined by us and Existing Notes not exchanged because of proration, will be returned to the tendering Old Note Holders at our expense promptly following the earlier of the Expiration Date or the date on which the Exchange Offer is terminated.

In the event that proration of tendered Existing Notes is required, we will determine the final proration factor promptly after the Expiration Date. Although we do not expect to be able to announce the final results of such proration until approximately four business days after the Expiration Date, we will announce preliminary results of proration by press release promptly after the Expiration Date. Holders may obtain such preliminary proration information from the Information Agent. Exchange Act Rule 14e-1(c) requires that we deliver the consideration offered or return the Existing Notes deposited pursuant to the Exchange Offer promptly after the termination or withdrawal of the Exchange Offer.

Conditions.  Our obligation to accept for exchange, and to exchange, Existing Notes validly tendered pursuant to the Exchange Offer is conditioned upon the satisfaction or waiver (to the extent permitted by law), on or prior to the Expiration Date, of the conditions set forth in “Conditions of the Exchange Offer.” If by the Expiration Date any or all of such conditions have not been satisfied, we reserve the right (but will not be obligated) to (a) extend or otherwise amend the Exchange Offer in any respect by giving oral (confirmed in writing within 24 hours) or written notice of such amendment to the Exchange Agent and making public disclosure of such extension or amendment to the extent required by law, or (b) waive any or all of the conditions and, subject to compliance with applicable law, exchange Notes validly tendered pursuant to the Exchange Offer.

Expiration of the Exchange Offer.  The Exchange Offer will expire at 11:59 p.m., New York City time, on Wednesday, December 22, 2010, unless extended by us.

Amendment; Extension; Waiver; Termination

Subject to applicable securities laws and the terms and conditions set forth in this Exchange Offer Memorandum, we expressly reserve the right (but will not be obligated), at any time or from time to time, on or prior to the Expiration Date, regardless of whether or not any of the events set forth in “Conditions of the Exchange Offer” shall have occurred or shall have been determined by us to have occurred, to (a) waive any and all conditions of the Exchange Offer, (b) extend the Exchange Offer, or (c) otherwise amend the Exchange Offer in any respect. The rights reserved by us in this paragraph are in addition to our rights to terminate the Exchange Offer described under “Conditions of the Exchange Offer.” Irrespective of any amendment to the Exchange Offer, all Existing Notes previously tendered pursuant to the Exchange Offer and not accepted for exchange or withdrawn will remain subject to the Exchange Offer and may be accepted thereafter for exchange by us.

If we materially change the terms of the Exchange Offer or the information concerning the Exchange Offer, or if we waive a material condition to the Exchange Offer, we will disseminate additional information and extend the Exchange Offer to the extent required by Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3). In addition, we may, if we deem appropriate, extend the Exchange Offer for any other reason. In addition, if the Cash Consideration is increased or decreased or the principal amount of the Existing Notes subject to the Exchange Offer is increased or decreased, the Exchange Offer will remain open at least 10 business days from the date we first give notice of such increase or decrease to Holders, by press release or otherwise.

Any extension, amendment or termination of the Exchange Offer by us will be followed promptly by a public announcement thereof. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to advertise or otherwise communicate any such announcement other than by making a release to the Dow Jones News Service or such other means of public announcement as we deem appropriate.

If for any reason the acceptance for exchange (whether before or after any Existing Notes have been accepted for exchange pursuant to the Exchange Offer), or the exchange for, Existing Notes subject to the Exchange Offer is delayed or if we are unable to accept for exchange, or exchange for, Existing Notes pursuant to the Exchange Offer, then, without prejudice to our rights under the Exchange Offer, tendered Existing Notes may be retained by the Exchange Agent on our behalf and may not be withdrawn (subject to Exchange Act Rule 14e-1(c), which requires that an offeror deliver the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer). In addition to being limited by Exchange Act Rule 14e-1(c), our reservation of the right to delay delivery of the Exchange Consideration for Existing Notes which we have accepted for exchange pursuant to the Exchange Offer is limited by Exchange Act Rule 13e-4(f)(5), which requires that an offeror deliver the consideration offered or return the securities tendered pursuant to a tender offer promptly after termination or withdrawal of that tender offer.

Pursuant to Exchange Act Rule 13e-4, we have filed the Schedule TO with the SEC which contains additional information with respect to the Exchange Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as set forth under “Incorporation of Documents by Reference” in this Exchange Offer Memorandum.

Procedures for Tendering Existing Notes

Proper Tender of Existing Notes.  For Existing Notes held through a broker, dealer, commercial bank, trust company or other nominee to be validly tendered pursuant to the Exchange Offer, the Exchange Agent must receive confirmation of receipt of such Existing Notes from DTC pursuant to the DTC transfer procedures outlined below on or prior to the Expiration Date. For Existing Notes held in certificated form, the certificates evidencing such Existing Notes together with a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received on or prior to the Expiration Date by the Exchange Agent at its address set forth on the back cover of this Exchange Offer Memorandum. The tender of Existing Notes pursuant to the Exchange Offer and pursuant to one of these procedures (subject to the right to withdraw tendered Existing Notes set forth in “Withdrawal of Tenders”) will constitute a binding agreement between the tendering Holder and us with respect to the Exchange Offer upon subsequent acceptance of such tender by us in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal regardless of whether such tendering Holder is required to complete and submit a Letter of Transmittal.

Unless the Existing Notes being tendered are deposited with the Exchange Agent on or prior to the Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) or a properly transmitted Agent’s Message), we may, at our option, reject such tender. Payment for the Existing Notes will be made only against deposit of the tendered Existing Notes and delivery of any other required documents.

Holders desiring to tender their Existing Notes on the Expiration Date should note that they must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on the Expiration Date. Tenders not received by the Exchange Agent on or prior to the Expiration Date will be disregarded and deemed not validly tendered.

Specification of Cash Consideration.  Holders desiring to tender their Existing Notes in the Exchange Offer can indicate the Cash Consideration within the Cash Consideration Range (in multiples of $5 per $1,000 principal amount) at which they wish to tender their Existing Notes in the section of the Letter of Transmittal captioned “Description of Existing Notes Tendered — Value of Cash Consideration per $1,000 Principal Amount in Increments of $5 (not greater than $85 nor less than $60).” If you hold your Existing Notes through a broker, dealer, commercial bank, trust company or other nominee, you must communicate your acceptance and submit a Cash Consideration that you wish to tender such Existing Notes through your nominee to DTC, as discussed below.

Alternatively, if you wish to maximize the chance that we will purchase your Existing Notes, you should refrain from specifying the Cash Consideration at which you are tendering your Existing Notes, in which case, you will accept the Cash Consideration determined by us in the Exchange Offer. You should understand that not specifying the Cash Consideration at which your Existing Notes are being tendered may have the effect of lowering the Cash Consideration paid for Existing Notes in the Exchange Offer, and could result in your Existing Notes being exchanged at the minimum Cash Consideration of $60 per $1,000 principal amount. A Holder may tender different portions of the principal amount of such Holder’s Existing Notes for different Cash Considerations; however, a Holder may not specify a Cash Consideration for an aggregate principal amount of Existing Notes in excess of the aggregate principal amount of Existing Notes held by such Holder. In other words, the same Existing Notes cannot be tendered at more than one Cash Consideration. To tender Existing Notes validly, only one value for the Cash Consideration (or no price) can be specified in the appropriate section in the Letter of Transmittal or by your broker, dealer, commercial bank, trust company or other nominee.

Tender of Existing Notes Held Through DTC.  DTC has confirmed to us that the Exchange Offer is eligible for transfer through DTC’s ATOP procedures. Accordingly, DTC participants may electronically transmit their acceptance of the Exchange Offer by causing DTC to transfer Existing Notes to the Exchange Agent in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message to the Exchange Agent. Holders tendering through DTC’s ATOP procedures are not required to complete and send a copy of the Letter of Transmittal to the Exchange Agent in order to validly tender their Existing Notes.

The Exchange Agent will establish and maintain one or more accounts with respect to the Existing Notes at DTC promptly after the date of this Exchange Offer Memorandum (to the extent such arrangements have not been made previously by the Exchange Agent), and any financial institution that is a participant in DTC and whose name appears on a security position listing as the owner of the Existing Notes may make delivery of Existing Notes by causing DTC to transfer such Existing Notes into the Exchange Agent’s account in accordance with the ATOP procedures for such transfer. The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Exchange Agent which states that DTC has received an express acknowledgment from the DTC participant (i) tendering Existing Notes which are held through DTC, and (ii) acknowledging that such DTC participant has received and agrees to be bound by the terms of the Exchange Offer, as set forth in this Exchange Offer Memorandum and the Letter of Transmittal, and that we may enforce such agreement against such participant. The Exchange Agent’s confirmation of an Agent’s Message, and transfer of Existing Notes into the Exchange Agent’s account at DTC, form a “Book-Entry Confirmation” pursuant to the ATOP procedures.

Any beneficial owner whose Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Existing Notes pursuant to the Exchange Offer should contact such registered Holder promptly and instruct such registered Holder to tender Existing Notes on such beneficial owner’s behalf through the ATOP procedures.

If a beneficial owner wishes to tender Existing Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Existing Notes, make appropriate arrangements to register ownership of the Existing Notes in such beneficial owner’s name. The transfer of record ownership may take considerable time.

Tender of Existing Notes Held in Physical Form.  In order to validly tender Existing Notes held in physical form pursuant to the Exchange Offer, Holders must return a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), including any required signature guarantees, along with the certificates representing such Existing Notes and any other documents required by the Letter of Transmittal, to the Exchange Agent at its address set forth on the back cover of this Exchange Offer Memorandum, and the Exchange Agent must receive such documents on or prior to the Expiration Date.

Letters of Transmittal and Existing Notes must be sent to the Exchange Agent. Letters of Transmittal and Existing Notes sent to us, the Financial Advisor, the Information Agent or DTC will not be forwarded to the Exchange Agent and will not be deemed validly tendered by the Holder thereof.

The method of delivery of Existing Notes, the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the Holder tendering Existing Notes. Delivery of such documents will be deemed made only when actually received by the Exchange Agent. If such delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent on or prior to the Expiration Date. No alternative, conditional or contingent tenders of Existing Notes will be accepted.

Signature Guarantees.  No signature guarantee is required if the Existing Notes tendered are tendered and delivered (a) by a registered holder of Existing Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Existing Notes) who has not completed any of the boxes entitled “Special Delivery Instructions” on the Letter of Transmittal, or (b) for the account of a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an “Eligible Institution”). If the Existing Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Existing Notes not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the signature on the Letter of Transmittal accompanying the tendered Existing Notes must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program (a

“Medallion Signature Guarantor”). Beneficial owners whose Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Existing Notes with respect to Existing Notes so registered. See Instruction 1 of the Letter of Transmittal.

Effect of the Agent’s Message or Letter of Transmittal.  Subject to and effective upon the acceptance for exchange of and exchange for Existing Notes tendered thereby, by executing and delivering a Letter of Transmittal (or, in the case of a DTC transfer, by the transmission of an Agent’s Message), a tendering Holder (a) irrevocably sells, assigns and transfers to, or upon the order of, us all right, title and interest in and to all the Existing Notes tendered thereby, waives any and all other rights with respect to such Existing Notes (including without limitation, any existing or past defaults and their consequences in respect of the Existing Notes and the Existing Notes Indenture under which the Existing Notes were issued) and releases and discharges us from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Existing Notes, including without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to such Existing Notes, to participate in any redemption or defeasance of the Existing Notes or to be entitled to any of the benefits under the Existing Notes Indenture, and (b) irrevocably constitutes and appoints the Exchange Agent the true and lawful agent and attorney-in-fact of such Holder (with full knowledge that the Exchange Agent also acts as our agent) with respect to any such tendered Existing Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) deliver certificates representing such Existing Notes, or transfer ownership of such Existing Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon our order, (ii) present such Existing Notes for transfer on the security register for the Existing Notes, and (iii) receive all benefits or otherwise exercise all rights of beneficial ownership of such Existing Notes (except that the Exchange Agent will not have the rights to, or control over, funds from us, except as our agent, for the purchase price for any Existing Notes tendered pursuant to the Exchange Offer that are exchanged by us), all in accordance with the terms of the Exchange Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tendered Existing Notes pursuant to any of the procedures described above and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us. We reserve the right to reject any or all tenders of any Existing Notes determined by us not to be in proper form or if the acceptance of or exchange of such Existing Notes may, based on the advice of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive or amend any condition to the Exchange Offer that we are legally permitted to waive or amend and waive any defect or irregularity in any tender with respect to Existing Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. In the event that a condition to the Exchange Offer is waived with respect to any particular Holder, the same condition will be waived with respect to all Holders. Our interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) may only be challenged in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.

No tender will be deemed to have been validly made until all defects or irregularities in such tender have been cured or waived. None of the Company, the Financial Advisor, the Exchange Agent, the Information Agent or any other person is under any duty to give notification of any defects or irregularities in any tender of any Existing Notes or notice of withdrawal or will incur any liability for failure to give any such notification.

Compliance with “Short Tendering” Rule.  It is a violation of Exchange Act Rule 14e-4 for a person, directly or indirectly, to tender Existing Notes for his own account unless the person so tendering (a) has a net long position equal to or greater than the aggregate principal amount of the Existing Notes being tendered and (b) will cause such Existing Notes to be delivered in accordance with the terms of the Exchange Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of Existing Notes in the Exchange Offer under any of the procedures described above will constitute the tendering Holder’s acceptance of the terms and conditions of the Exchange Offer, as well as the tendering Holder’s representation and warranty that (a) such Holder has a net long position in the Existing Notes being tendered pursuant to the Exchange Offer within the meaning of Exchange Act Rule 14e-4, and (b) the tender of such Existing Notes complies with Rule 14e-4. Our acceptance for exchange of the Existing Notes tendered pursuant to the Exchange Offer will constitute a binding agreement between the tendering Holder and us upon the terms and subject to the conditions of the Exchange Offer.

Withdrawal of Tenders

A tender of Existing Notes pursuant to the Exchange Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for exchange by us pursuant to the Exchange Offer, may be withdrawn at any time after 12:01 a.m., New York City time, on January 24, 2011, but no Exchange Consideration shall be delivered in respect of Existing Notes so withdrawn. Except as otherwise provided in this Exchange Offer Memorandum, tenders of Existing Notes pursuant to the Exchange Offer are irrevocable.

After the Expiration Date, if, for any reason whatsoever, acceptance for exchange of, or exchange for, any Existing Notes tendered pursuant to the Exchange Offer is delayed (whether before or after our acceptance for payment of Existing Notes) or we are unable to accept for exchange or exchange for the Existing Notes tendered pursuant to the Exchange Offer, we may (without prejudice to its rights set forth herein) instruct the Exchange Agent to retain tendered Existing Notes, and such Existing Notes may not be withdrawn (subject to Exchange Act Rule 14e-1(c), which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

For a withdrawal of Existing Notes tendered pursuant to the Exchange Offer to be effective, a written notice of withdrawal or revocation must be received by the Exchange Agent on or prior to the Expiration Date at its address set forth on the back cover of this Exchange Offer Memorandum. Any such notice of withdrawal must either (i) for Existing Notes tendered by means of a Letter of Transmittal, (a) specify the name of the person who tendered the Existing Notes to be withdrawn, (b) contain a description of the Existing Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Existing Notes (unless such Existing Notes were tendered by DTC transfer) and the aggregate principal amount represented by such Existing Notes, and (c) be signed by the Holder of such Existing Notes in the same manner as the original signature on the Letter of Transmittal by which such Existing Notes were tendered (including any required signature guarantees) or be accompanied by evidence sufficient to the Exchange Agent that the Holder withdrawing the tender has succeeded to the beneficial ownership of the Existing Notes, or (ii) for Existing Notes tendered through DTC, be in the form of a request for withdrawal message from DTC. If the Existing Notes to be withdrawn have been delivered or otherwise identified to the Exchange Agent, a signed notice of withdrawal is effective immediately upon receipt of such written notice of withdrawal even if physical release is not affected by the Exchange Agent.

Any permitted withdrawal of tendered Existing Notes may not be rescinded, and any Existing Notes properly withdrawn will thereafter be deemed not validly tendered; provided, however, that properly withdrawn Existing Notes may be re-tendered, by again following one of the appropriate procedures described in “Procedures for Tendering Existing Notes,” at any time on or prior to the Expiration Date.

Any Existing Notes that have been tendered pursuant to the Exchange Offer but that are not exchanged will be returned to the Holder thereof at our expense promptly following the earlier to occur of the Expiration Date or the date on which the Exchange Offer is terminated without any Existing Notes being exchanged thereunder.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us.

None of the Company, the Exchange Agent, the Financial Advisor, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

Acceptance of Existing Notes for Exchange; Accrual of Interest

Acceptance of Existing Notes for Payment.  Upon the terms and subject to the conditions of the Exchange Offer (including if the Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, we will accept for exchange, and thereby exchange, all Existing Notes validly tendered and not properly withdrawn at or below the Cash Consideration determined by us pursuant to the Exchange Offer (subject to the proration provisions set forth below).

If the principal amount of Existing Notes validly tendered at or below the Cash Consideration determined by us and not properly withdrawn on or prior to the Expiration Date exceeds the Exchange Offer Amount, we will, upon the terms and subject to the conditions of the Exchange Offer, exchange Existing Notes at or below the Cash Consideration determined by us on a pro rata basis from Existing Notes validly tendered at or below the Cash Consideration determined by us and not properly withdrawn from the Exchange Offer. In all cases, we will make appropriate adjustments to avoid exchanges of Existing Notes in a principal amount other than an integral multiple of $1,000.

We will be deemed to have accepted for exchange pursuant to the Exchange Offer and thereby have exchanged, validly tendered Existing Notes when we give written notice to the Exchange Agent of our acceptance of such Existing Notes for exchange pursuant to the Exchange Offer. In all cases, the Exchange Consideration for the tendered Existing Notes will be deposited with the Exchange Agent (or directly to DTC, upon the instructions of the Exchange Agent), which will act as agent for tendering Holders for the purpose of receiving the Exchange Consideration from us and transmitting such Exchange Consideration to such Holders.

We expressly reserve the right, in our sole discretion and subject to Exchange Act Rule 14e-1(c), to delay acceptance for exchange of, or exchange for, Existing Notes in order to comply, in whole or in part, with any applicable law. See “Conditions of the Exchange Offer.” In all cases, delivery by the Exchange Agent to Holders of Existing Notes accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (a) certificates representing such Existing Notes or timely confirmation of a DTC transfer of such Existing Notes into the Exchange Agent’s account at DTC pursuant to the procedures set forth under “Terms of the Exchange Offer — Procedures for Tendering Existing Notes,” (b) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) or a properly transmitted Agent’s Message, and (c) any other documents required by the Letter of Transmittal.

If the Exchange Offer is terminated or withdrawn, or the Existing Notes subject to the Exchange Offer are not accepted for exchange, no consideration will be delivered to Holders of those Existing Notes. If any tendered Existing Notes are not exchanged pursuant to the Exchange Offer for any reason, including Existing Notes tendered pursuant to the Exchange Offer at Cash Consideration greater than the Cash Consideration determined by us and Existing Notes not exchanged because of proration, or because certificates are submitted evidencing more Existing Notes than are tendered in the Exchange Offer, the Existing Notes not exchanged will be returned at our expense, to the tendering Holder (or, in the case of Existing Notes tendered by DTC transfer, those Existing Notes will be credited to the account maintained at DTC from which those Existing Notes were delivered), unless otherwise requested by such Holder under “Special Delivery Instructions” in the Letter of Transmittal, promptly following the Expiration Date or termination of the Exchange Offer.

Tendering Holders who hold Existing Notes registered in their own names and who tender their Existing Notes directly to the Exchange Agent will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the exchange of Existing Notes by us pursuant to the Exchange Offer. Holders who tender their Existing Notes through their broker, dealer commercial bank, trust company or other nominee may be required to pay a fee or service charge. If you hold your Existing Notes through a broker, dealer, commercial bank, trust company or other nominee, we urge you to consult such nominee to determine whether any transaction costs are applicable. We will pay all fees and expenses of the Financial Advisor, the Information Agent and the Exchange Agent in connection with the Exchange Offer.

Source and Amount of Cash Consideration

The maximum amount of the Cash Consideration we will use to exchange the Existing Notes pursuant to the Exchange Offer is approximately $25.5 million (assuming we exchange $300,000,000 aggregate principal amount of Existing Notes and the Cash Consideration is $85 per $1,000 principal amount of Existing Notes). The Cash Consideration will be paid for with cash on hand.

Conditions of the Exchange Offer

Notwithstanding any other provisions of the Exchange Offer and in addition to (and not in limitation of) our rights to extend and/or amend the Exchange Offer, we shall not be required to accept for exchange, or exchange for Existing Notes validly tendered pursuant to the Exchange Offer and may amend or extend the Exchange Offer or delay or refrain from accepting for exchange, or exchanging for, any such Existing Notes, in each event, subject to Exchange Act Rule 14e-1(c), and may terminate the Exchange Offer if:

•	in our reasonable judgment, any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Exchange Offer or with acceptance for exchange or exchange for the Existing Notes in the Exchange Offer:

•	there has been threatened in writing, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that:

•	challenges or seeks to make illegal, or to delay or otherwise to restrain, prohibit or otherwise affect the consummation of the Exchange Offer, the exchange of some or all of the Existing Notes pursuant to the Exchange Offer or otherwise relates in any manner to the Exchange Offer; or

•	in our reasonable judgment, could materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair our ability to exchange some or all of the Existing Notes pursuant to the Exchange Offer;

•	there has been any action threatened in writing, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened in writing, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Exchange Offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, could:

•	make the acceptance for exchange of, or exchange for, some or all of the Existing Notes illegal or otherwise restrict or prohibit consummation of the Exchange Offer;

•	delay or restrict our ability, or render us unable, to accept for exchange or exchange for some or all of the Existing Notes to be exchanged pursuant to the Exchange Offer; or

•	materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market for more than 24 hours;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement of a war, armed hostilities or other international or national calamity directly involving the United States on or after November 24, 2010, including, but not limited to an act of terrorism, and prior to December 22, 2010;

•	any material escalation of any war or armed hostilities directly involving the United States which had commenced on or after November 24, 2010 and prior to December 22, 2010;

•	any change in the general political, market, economic or financial conditions, domestically or internationally, that is reasonably likely to materially and adversely affect our business or the trading in the Existing Notes or in our ADSs; or

•	in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all of our ordinary shares or ADSs, or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person, has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding ordinary shares or ADSs, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before November 24, 2010);

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before November 24, 2010, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Exchange Offer made hereby), beneficial ownership of an additional 1% or more of our outstanding ordinary shares or ADSs;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our ordinary shares , or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•	any change or changes have occurred or are threatened in our or our subsidiaries’ or affiliates’ business, condition (financial or otherwise), properties, assets, income, operations or prospects that, in our reasonable judgment, has or could have a material adverse effect on us or any of our subsidiaries or affiliates or the benefits of the Exchange Offer to us; or

•	any approval, permit, authorization, favorable review or consent of any governmental entity or regulatory or administrative agency or authority, domestic, foreign or supranational, required to be obtained in connection with the Exchange Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion.

The foregoing conditions are for our sole benefit, and the failure of any such condition to be satisfied prior to the Expiration Date may be asserted by us regardless of the circumstances giving rise to any such failure and any such failure may be waived by us in whole or in part at any time and from time to time prior to the Expiration Date in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. To the extent that we waive a condition with respect to one tender of Existing Notes, we will waive that condition for all tenders.

For conditions that are based upon the occurrence of an event, we will determine whether the event has in fact occurred. For conditions that require a legal conclusion or analysis, we may seek and rely upon the advice of our legal counsel to determine whether that condition has been satisfied. For conditions that are subject to our sole discretion or judgment, our management or board of directors (or a committee thereof) will make a good faith determination as to whether the condition is satisfied based upon an assessment of the facts, circumstances and other information known by us at the time the decision is to be made, and we may, but are not obligated to, seek the advice, approval or consent of any other person. At present, we have not made a decision as to what circumstances would lead us to waive any condition and any such waiver would depend on all of the facts and circumstances prevailing at the time of the waiver. Any determination by us concerning the events described above may only be challenged in a court of competent jurisdiction. A non-appealable decision with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons. All conditions will be satisfied or waived on or prior to the Expiration Date.

CAYMAN ISLANDS TAXATION

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PEOPLE’S REPUBLIC OF CHINA TAXATION

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any interests or dividends payable, or distributions made, by us to holders or beneficial owners of our notes or ADSs, as the case may be, would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law of the PRC,” or the EIT Law, which took effect as of January 1, 2008. Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. In addition, the EIT Law provides that dividend income between qualified “resident enterprises” is exempted from income tax.

Moreover, the EIT Law provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a Cayman Islands holding company and substantially all of our income is derived from dividends we receive from our operating subsidiaries located in China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law.

Under the existing implementation regulations of the EIT Law, interest, the Cash Consideration and dividends paid by us to holders of the New Notes and ADS holders should not be deemed to be derived from sources within China under the EIT Law and therefore should not be subject to the 10% income tax. However, what will constitute income derived from sources within China is currently unclear. In addition, gains on the disposition of the New Notes, shares or ADSs should not be subject to PRC withholding tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

UNITED STATES FEDERAL INCOME TAXATION

The following is a discussion of the material U.S. federal tax consequences to U.S. Holders (as defined below) of the Exchange Offer and of the ownership and disposition of the New Notes and the ADSs into which the New Notes may be converted (or ordinary shares subsequently received in exchange for ADSs). This summary applies only to U.S. Holders that hold the Existing Notes, New Notes, ADSs and ordinary shares as capital assets.

This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the Code, current and proposed U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an Existing Note, New Note, ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding Existing Notes, New Notes, ADSs or ordinary shares through partnerships or other entities treated as partnerships for U.S. federal income tax purposes.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of Existing Notes, New Notes, ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state in the United States or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds Existing Notes, New Notes, ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner or a partnership holding the Existing Notes, New Notes, ADSs or ordinary shares, you should consult your own tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. If you are considering participating in the Exchange Offer, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of participating in the Exchange Offer and of holding and disposing of the New Notes, ADSs or ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Exchange Offer

We intend to treat the Exchange Offer as a taxable exchange for U.S. federal income tax purposes. The balance of the U.S. federal income tax discussion assumes that the Exchange Offer will be a taxable exchange. The proper U.S. federal income treatment of the Exchange Offer is not certain, however, and we have not sought a ruling from the IRS or an opinion from U.S. tax counsel as to the proper treatment of the Exchange Offer. Accordingly, you are urged to consult your own tax advisors regarding the U.S. federal income tax treatment of the Exchange Offer.

A U.S. Holder exchanging Existing Notes for New Notes should recognize gain or loss equal to the difference between the amount realized on the exchange and the U.S. Holder’s adjusted tax basis in the Existing Notes. The Company intends to treat a U.S. Holder’s amount realized on the exchange as the issue price (determined in the manner set forth below in “— New Notes — Original Issue Discount” ) of the New Notes received in the exchange. However, it is possible that the amount realized on the exchange may include the Cash Consideration if the Cash Consideration is treated as consideration for the exchange, as discussed further in “— Cash Consideration” below. Subject to the PFIC rules discussed below, except to the extent of any market discount or accrued but unpaid interest, gain or loss realized on the exchange generally would be a capital gain or loss treated as arising from U.S. sources. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the Existing Notes for more than one year as of the date of the exchange. Long-term capital gain of non-corporate U.S. Holders may be taxed at preferential rates. Deductions for capital losses are subject to limitations. A U.S. Holder’s initial tax basis in a New Note generally would equal the issue price of the New Note (determined as set forth below in “New Notes — Original Issue Discount”). The U.S. Holder’s holding period for the New Note should begin on the day immediately following the date of the exchange.

In general, if a U.S. Holder acquired Existing Notes (other than at original issue) at more than a de minimis discount from their adjusted issue price, then unless the U.S. Holder has elected to include this market discount in income currently as it accrues, any gain realized by a U.S. Holder on the exchange of Existing Notes will be treated as ordinary income to the extent of the market discount that has accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) while such Existing Note was held by the U.S. Holder. Any amount received pursuant to the Exchange Offer that is attributable to accrued but unpaid interest will be taxable as ordinary interest income to the extent not previously included in gross income by the U.S. Holder.

U.S. Holders should consult their own tax advisors regarding whether the exchange would be subject to the wash sale rules of Section 1091 of the Code. If the exchange were treated as a wash sale, U.S. Holders would not be allowed to currently recognize any loss resulting from the exchange. Instead, such loss would be deferred, and would be reflected as an increase in the basis of the New Notes.

Instead of the treatment described above, the exchange of Existing Notes for New Notes may be treated as a recapitalization if the Existing Notes and New Notes are treated as “securities” for U.S. federal income tax purposes. An instrument constitutes a “security” for these purposes if, based on all the facts and circumstances, the instrument constitutes a meaningful investment in the issuer of the instrument. A number of factors affect the determination of whether a debt instrument is a “security,” including the term of the instrument. In general, instruments with an original term of more than 10 years are likely to be treated as “securities,” and instruments with an original term of less than five years may not be treated as “securities.” The IRS has publicly ruled that a debt instrument with a term of two years may be a “security” if received in a reorganization in exchange for an instrument having substantially the same maturity date and terms (other than interest rate). In addition, the convertibility of a debt instrument into stock of the issuer may argue in favor of “security” treatment because of the holder’s possible equity participation in the issuer. The Company does not expect the exchange of Existing Notes for New Notes to constitute a recapitalization for U.S. federal income tax purposes. However, if the deemed exchange were treated a recapitalization for U.S. federal income tax purposes, U.S. Holders would not recognize any gain or loss as a result of the exchange. In such event, a U.S. Holder would have an initial tax basis in the New Notes received in an amount equal to the U.S. Holder’s tax basis in the Existing Notes exchanged therefor, and the U.S. Holder’s holding period for the New Notes would include the period during which the U.S. Holder held the Existing Notes.

Each U.S. Holder should consult its own tax advisor regarding the proper U.S. federal, state and local income tax treatment of the Exchange Offer.

Cash Consideration

The U.S. federal income tax treatment of the Cash Consideration is not entirely clear. Receipt of the Cash Consideration by a U.S. Holder may be treated as a separate fee for consenting to the elimination of each holder’s right to require the Company to repurchase the Existing Notes on April 15, 2011, in which case a U.S. Holder would recognize ordinary income in an amount equal to the amount of the Cash Consideration. Alternatively, the Cash Consideration may be treated as additional interest or, alternatively, as consideration received in connection with the exchange of the Existing Notes. Although the matter is uncertain, the Company intends to treat the Cash Consideration as a separate fee for consenting to elimination of each holder’s right to require the Company to repurchase the Existing Notes on April 15, 2011, which would be currently includible by a U.S. Holder as ordinary income.

U.S. Holders are urged to consult their own tax advisors regarding the tax treatment of the Exchange Offer and the receipt of the Cash Consideration in light of their particular circumstances.

Non-Exchanging Holders

A U.S. Holder that does not exchange Existing Notes pursuant to the Exchange Offer should not recognize gain or loss for U.S. federal income tax purposes.

New Notes

Payment of Interest

Interest on a New Note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your usual method of accounting for U.S. federal income tax purposes.

We believe that the likelihood that interest on a New Note would be subject to withholding taxes is remote, and therefore do not intend to treat the possibility of having to pay additional amounts as affecting the yield to maturity of the New Notes. Our determination that this possibility is remote is binding on a U.S. Holder unless such U.S. Holder discloses its contrary position in a manner required by the applicable Treasury regulations. Our determination, however, is not binding on the IRS.

If PRC withholding tax were to become payable on interest on a New Note, a U.S. Holder would be required to include in income in accordance with the U.S. Holder’s usual method accounting for U.S. federal income tax purposes, any deductions for withholding taxes and any additional amounts paid. As a result, a U.S. Holder would be required to include a greater amount in income than the actual cash it receives. A U.S. Holder may be entitled to deduct or credit foreign tax withheld, subject to applicable limitations. For U.S. foreign tax credit purposes, interest income on a New Note generally will constitute foreign source income and be “passive category income” or, in certain cases, “general category income.” The rules governing the U.S. foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances. In addition, if PRC withholding tax were to become payable on interest paid on a New Note, the IRS might be more likely to challenge our original determination that the possibility of the imposition of PRC withholding tax was remote, in which case a U.S. Holder might be required to include in income additional amounts before the additional amounts are actually paid.

We may be required to pay additional interest if we do not make certain filings and comply with certain covenants relating to providing information in order to facilitate resales of the New Notes and ADSs (see the sections above entitled “Description of the New Notes — Events of Default” and “— Additional Interest”). Although the issue is not free from doubt, we intend to take the position that the possibility of payments of additional interest does not result in the New Notes being treated as contingent payment debt instruments under applicable Treasury regulations. Therefore, if we become obligated to pay additional interest, we intend to take the position that such amounts would be treated as ordinary interest income and taxed as described above under “— Payment of Interest.” This position is based in part on our determination that as of the date of issuance of the notes, the possibility that such additional interest payments will be made is a “remote” or “incidental” contingency, within the meaning of applicable Treasury regulations. Our position, however, is not binding on the IRS or a court.

If the IRS were to take a contrary position from those described above and such position were upheld by a court, a U.S. Holder may be required to accrue interest income based upon a “comparable yield,” regardless of the U.S. Holder’s method of accounting. Such yield may be significantly higher than the stated coupon on the notes. In addition, in such a case, any gain on the sale, exchange, retirement or other disposition of the notes (including any gain realized on the conversion of a note) would be characterized as ordinary income. U.S. Holders should consult their tax advisors regarding the tax consequences of the New Notes being treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Original Issue Discount

If the “issue price” of the New Notes is determined to be less than the “stated redemption price at maturity” of the New Notes by more than a de minimis amount, then the New Notes would be treated as having been issued with original issue discount (“OID”) for U.S. federal income tax purposes. The issue price of the New Notes will depend upon whether the Existing Notes or the New Notes are “publicly traded,” within the meaning of applicable Treasury regulations. A debt instrument will be considered to be publicly traded if, at any time during the 60-day period ending 30 days after the date of the deemed exchange (i) the debt instrument appears on a system of general circulation (including computer listings disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sales transactions or (ii) price quotations for the debt instrument are readily available from dealers, brokers or traders. If either the Existing Notes or the New Notes are publicly traded, the issue price of the New Notes will equal the fair market value of the New Notes (if the New Notes are publicly traded) or the Existing Notes (if the New Notes are not publicly traded but the Existing Notes are publicly traded), in each case on the date of the Exchange Offer. If neither the Existing Notes nor the New Notes are publicly traded, then the issue price of the New Notes will equal either the stated principal amount of the New Notes or an imputed principal amount for the New Notes, determined under applicable Treasury regulations. Although the issue is not free from doubt, the Company believes that the Existing Notes are, and the New Notes will be, publicly traded, within the meaning of the applicable Treasury regulations, and that the issue price of the New Notes will be their fair market value on the date of the deemed exchange. The “stated redemption price at maturity” of the New Notes will equal their principal amount.

If the New Notes are treated as issued with OID, U.S. Holders of New Notes generally must include OID in gross income for U.S. federal income tax purposes on an annual basis under a constant yield accrual method regardless of their regular method of tax accounting. As a result, U.S. Holders may be required to include OID in income in advance of the receipt of cash attributable to such income. If, however, a U.S. Holder’s adjusted tax basis in the New Notes exceeds the issue price of the New Notes (or, for New Notes acquired other than in the exchange, the adjusted issue price of the New Notes) but does not exceed the stated redemption price at maturity of the New Notes, the New Notes will be treated as having been acquired with “acquisition premium,” and the amount of OID that the U.S. Holder would include in gross income would be reduced to reflect the acquisition premium. Additionally, if a U.S. Holder’s adjusted tax basis in the New Notes is greater than the stated redemption price at maturity of the New Notes, the U.S. Holder would not be required to include any OID in gross income for U.S. federal income tax purposes. The U.S. Holder may irrevocably elect to amortize the excess on a constant yield basis against interest payable on the New Notes (to the extent the excess is not attributable to the conversion feature of the New Notes), and any bond premium in excess of the OID and interest may be deductible over the term of the New Notes. Any amount of amortized bond premium will decrease the U.S. Holder’s tax basis in the New Notes. The mechanics and implications of such an election are complex, and U.S. Holders should consult their own tax advisors regarding the advisability of making such an election.

Subject to the exceptions described in the preceding paragraph, the amount of OID that would be includible in income by an initial U.S. Holder of New Notes would be the sum of the “daily portions” of OID with respect to the

New Notes for each day during the taxable year or portion thereof in which the U.S. Holder holds such New Notes. A daily portion is determined by allocating to each day in any “accrual period” a pro-rata portion of the OID that accrued in such period. The accrual period may be of any length and may vary in length over the term of the New Notes, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the excess of (i) the product of the New Note’s adjusted issue price at the beginning of such accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period, over (ii) the amount of qualified stated interest allocable to such accrual period. The “adjusted issue price” of a New Note at the start of any accrual period is equal to its adjusted issue price at the beginning of the previous accrual period, increased by the accrued OID for the previous accrual period and reduced by any prior payments made on such New Note during that period (other than payments of qualified stated interest).

Market Discount

Subject to a de minimis exception, if a U.S. Holder acquires a New Note other than in the exchange at a price that is less than its revised issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes. The revised issue price of a New Note is the sum of its issue price and all OID includible in the income of holders prior to the U.S. Holder’s acquisition of the New Note. Market discount accrues in addition to OID. In contrast to OID, a U.S. Holder is not required to include market discount in income periodically over the term of the New Notes before receipt of the cash or other payment attributable to such income. Instead, any principal payment on the New Notes, and any gain recognized upon the sale, exchange, retirement or other disposition of a New Note is required to be treated as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. Holder disposes of an New Note that has accrued market discount in a nonrecognition transaction in which the U.S. Holder receives property the basis of which is determined in whole or in part by reference to the basis of the New Note, the accrued market discount generally is includible in income at the time of such transaction only to the extent of the gain recognized. To the extent not included in income at the time of the nonrecognition transaction, the accrued market discount attaches to the property received and is recognized as ordinary income upon the disposition of such property.

In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. A U.S. Holder may, however, elect to determine the amount of accrued market discount allocable to any accrual period under the constant yield method. A U.S. Holder also may elect to include market discount in income currently as it accrues. The mechanics and implications of such elections are complex, and U.S. Holders should consult their own tax advisors regarding the advisability of making such elections.

Sale, Exchange, Redemption, Repurchase or Other Disposition of Notes

Subject to the special rules applicable to conversions discussed below, you will generally recognize gain or loss upon the sale, exchange, redemption, repurchase or other disposition of a New Note equal to the difference between the amount realized (less any accrued but unpaid interest that you did not previously include in income, which will be taxable as interest) upon the sale, exchange, redemption, repurchase or other disposition and your adjusted tax basis in the New Note. Your adjusted tax basis in a New Note will generally be equal to the cost or original issue price of the New Note, (i) increased by any accrued OID or market discount the U.S. Holder has included in income and (ii) decreased by (A) the amount of any payments, other than qualified stated interest payments, received, and (B) amortizable bond premium taken, with respect to such New Note. Subject to the PFIC rules discussed below, any gain or loss recognized on a taxable disposition of the New Note will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, and you have held the New Note for more than one year, such capital gain will be subject to reduced rates of taxation under current law. Your ability to deduct capital losses may be limited. Gain or loss upon the sale, exchange, redemption or other disposition of a New Note will be U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Conversion Solely into ADSs or a Combination of ADSs and Cash

Subject to the PFIC rules discussed below, and the possibility discussed below under “— Constructive Distributions,” that the adjustment to the conversion rate of a New Note converted in connection with a fundamental change may be treated as a taxable stock dividend, a U.S. Holder generally should not recognize any income, gain or loss upon conversion of the New Notes solely into ADSs, except with respect to cash received in lieu of fractional shares. The U.S. Holder’s tax basis in the ADSs received on conversion should be the same as the U.S. Holder’s adjusted tax basis in the New Notes exchanged therefor at the time of conversion (reduced by any tax basis allocable to a fractional share), and the holding period for the ADSs received on conversion should include the holding period of the New Notes that were converted. Cash received in lieu of a fractional ADS upon conversion of the New Notes into ADSs will generally be treated as a payment in exchange for the fractional ADS. Accordingly, the receipt of cash in lieu of a fractional ADS generally will result in gain or loss measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis in the fractional share. The gain or loss recognized by a U.S. Holder with respect to cash received in lieu of a fractional ADS upon conversion of the New Notes into ADSs will be long-term capital gain or loss if the U.S. Holder held the New Notes for more than one year at the time of such conversion.

If a U.S. Holder converts a New Note and receives a combination of ADSs and cash, the U.S. federal income tax consequences are not entirely clear, but the Company expects that the cash payment received upon conversion of the New Notes would likely be treated as proceeds from a sale of a portion of the New Note, subject to U.S. federal income tax in the manner described under “— Sale, Exchange, Redemption, Repurchase or Other Disposition of the New Notes” above. The portion of the New Note treated as converted would be subject to U.S. federal income tax in the manner described in the preceding paragraph. In such case, the U.S. Holder’s tax basis in the New Note would be allocated pro rata between the portion of the New Note treated as converted into ADSs and the portion of the New Note treated as redeemed for cash, in accordance with their respective fair market values.

Alternatively, it is possible that the conversion of a New Note into a combination of cash and ADSs would be treated as a fully taxable exchange, in which case, subject to the PFIC rules discussed below, a U.S. Holder generally would recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of ADSs received and (ii) the U.S. Holder’s tax basis in the New Notes. Under this alternative characterization, the U.S. Holder’s tax basis in the ADSs received upon conversion would be equal to the fair market value of such ADSs on the date of such conversion, and the holding period for such ADSs would begin on the day after the date of the conversion.

U.S. Holders should consult their tax advisors regarding the tax treatment of the receipt of a combination of cash and ADSs for New Notes upon conversion.

Constructive Distributions

The conversion rate of the New Notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings and profits may, in some circumstances, result in a deemed distribution to the U.S. Holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interests of the holders of the New Notes, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the New Notes (including, without limitation, adjustments in respect of taxable dividends to holders of our ordinary shares or in connection with certain fundamental changes, as described under “Description of the Notes — Conversion Rights — Adjustment to the Conversion Rate upon the Occurrence of a Make-Whole Fundamental Change,”) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received a distribution even though you have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain as discussed below in “— ADSs— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares.” A constructive dividend deemed paid to you may not be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received by certain non-corporate U.S. Holders as discussed below in “— ADSs — Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares.”

ADSs

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of any foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution (including constructive dividends and the amount of PRC tax withheld, if any) to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that any distributions will generally be reported to U.S. Holders as dividends. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate, provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ADSs are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States because they are listed on the New York Stock Exchange.

You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

In the event that we are required to withhold PRC income tax on dividends paid to you with respect to our ordinary shares or ADSs under the newly enacted PRC enterprise income tax law, you may be able to claim a reduced rate of PRC withholding tax if you are eligible for benefits under the U.S.-PRC Avoidance of Double Taxation Treaty and if we are deemed to be a resident of China under such U.S.-PRC treaty. You should consult your own tax advisor about your eligibility for reduction of PRC withholding tax. Subject to generally applicable limitations, you may be able to claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate.

You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, the newly enacted PRC enterprise income tax law may apply to gains on the sale and disposition of our ordinary shares or ADSs. If we are deemed to be a resident of China under the U.S.-PRC Avoidance of Double Taxation Treaty, such gain would be treated as arising from sources within China. You are urged to consult your tax advisors regarding the tax consequences if PRC withholding tax is imposed on the disposition of shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2010 will not be determinable until after the close of the current taxable year ending December 31, 2010, and accordingly, there is no guarantee that we will not be a PFIC for 2010 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold New Notes, ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold New Notes, ADSs or ordinary shares.

If we are a PFIC for any year in which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

In addition, as a result of the conversion rights of the New Notes, a U.S. Holder of New Notes may be treated as owning stock in a PFIC which may affect the amount, timing and character of income realized on the New Notes.

U.S. Holders of New Notes should consult with their own tax advisors regarding the tax consequences of the acquisition, ownership and disposition of New Notes if we are treated as a PFIC.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year.

However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs that are described above in “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would apply to distributions by us in years subsequent to the year in which you made the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the New York Stock Exchange, and we expect, although no assurance can be given, that they will be regularly traded on the New York Stock Exchange. Consequently, if you are a holder of ADSs, the mark-to-market election should be available to you were we to be or become a PFIC. However, it is unclear whether a U.S. Holder of ordinary shares will be able to make a mark-to-market election. Further, a mark-to-market election cannot be made with respect to the New Notes. You should consult your own tax advisors regarding the U.S. federal income tax consequences that would arise if we are treated as a PFIC while you hold New Notes, ADSs or ordinary shares.

In addition, notwithstanding any election you make with regard to the ADSs or ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your New Notes, ADSs or ordinary shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs or ordinary shares, you will be treated as having a new holding period in your ADSs or ordinary shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

In addition, if we are a PFIC, we do not intend to prepare or provide you with the information that would be necessary for you to make a “qualified electing fund” election, which, like the mark-to-market election, is a means by which U.S. taxpayers may elect out of the tax treatment that generally applies to PFICs.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in New Notes, ADSs or ordinary shares.

Medicare Tax

Recently enacted legislation will impose an additional 3.8% tax on the net investment income (which includes taxable dividends and net capital gains) of certain individuals, trusts and estates, for taxable years beginning after December 31, 2012.

Information Reporting and Backup Withholding

Interest on the New Notes and dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the New Notes, ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, if a U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

Recently enacted legislation may require certain U.S. individual investors to report information with respect to New Notes, ADSs, or ordinary shares held through an account with a non-U.S. financial institution or through certain other foreign entities to the IRS. Investors who fail to report required information could become subject to substantial penalties. Potential investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their participation in the Exchange Offer.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTION AND
ARRANGEMENTS CONCERNING THE EXISTING NOTES

The following is a list of our directors and executive officers:

Name	Position

Xiaofeng Peng	Chairman of the Board and Chief Executive Officer
Xingxue Tong	Director, President and Chief Operating Officer
Liangbao Zhu	Director and Senior Vice President of Operations
Yonggang Shao	Director and Senior Vice President of Corporate Strategy
Louis T. Hsieh	Independent Director
Bing Xiang	Independent Director
Junwu Liang	Independent Director
Jack Lai	Executive Vice President, Chief Financial Officer and Secretary
Yuepeng Wan	Senior Vice President and Chief Technology Officer
Rongqiang Cui	Head of the Research and Development Laboratory Operated jointly with Shanghai Jiaotong University
Pietro Rossetto	Chief Engineer
Qiqiang Yao	Senior Vice President

The business address for each of our directors and executive officers is at c/o LDK Solar Co., Ltd., High-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China.

To our knowledge, other than our repurchase of an aggregate principal amount of $50,000 of the Existing Notes from the open market in September 2010 through a broker, which Existing Notes are in the process of being cancelled:

•	neither we, nor any of our executive officers, directors or affiliates, has any beneficial interest in the Existing Notes;

•	we will not exchange any Existing Notes from such persons; and

•	during the 60 days preceding the date of this Exchange Offer Memorandum, none of such officers, directors or affiliates have engaged in any transactions in the Existing Notes.

Except as described herein, none of the Company or, to our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Exchange Offer or with respect to any of our securities, including any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

MARKET AND TRADING INFORMATION

The Existing Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association. There is no established trading market for the Existing Notes. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Existing Notes. In addition, quotations for securities that are not widely traded, such as the Existing Notes, may differ from actual trading prices and should be viewed as approximations. To the extent that the Existing Notes are traded, prices of the Existing Notes may fluctuate greatly, depending on the trading volume, the balance between buy and sell orders, and other factors. Holders are urged to contact their brokers to obtain the best available information as to current market prices for the Existing Notes.

Our ADSs into which the Existing Notes are convertible are listed on the New York Stock Exchange under the symbol “LDK.” We did not declare or pay cash dividends with respect to our ADSs during any of the periods indicated below and do not expect to pay cash dividends on our ADSs in the foreseeable future.

For the period from June 1, 2007 to October 31, 2010, the closing price of our ADSs on the New York Stock Exchange ranged from $4.04 to $73.95 per ADS.

Set forth below, for the applicable periods indicated, are the high and low closing sale prices per ADS as reported by the New York Stock Exchange.

	High	Low

Annual Highs and Lows
2007 (from June 1)	$73.95	$23.20
2008	51.26	9.95
2009	16.01	4.04
Quarterly Highs and Lows
First Quarter 2008	49.37	20.43
Second Quarter 2008	47.16	27.50
Third Quarter 2008	51.26	30.02
Fourth Quarter 2008	33.12	9.95
First Quarter 2009	16.01	4.04
Second Quarter 2009	13.90	6.78
Third Quarter 2009	11.99	8.53
Fourth Quarter 2009	9.25	5.23
First Quarter 2010	8.21	6.01
Second Quarter 2010	8.43	5.00
Third Quarter 2010	10.45	5.20
Monthly Highs and Lows
May 2010	8.13	5.55
June 2010	6.18	5.00
July 2010	6.83	5.20
August 2010	7.61	6.50
September 2010	10.45	7.15
October 2010	12.82	9.80

On November 23, 2010, the last reported closing sale price of our ADSs on the New York Stock Exchange was $10.71 per ADS.

PLAN OF DISTRIBUTION

In connection with the Exchange Offer, we are relying on Section 3(a)(9) of the Securities Act to exempt the portion of the Exchange Consideration consisting of New Notes from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” In connection with the Exchange Offer, the portion of the Exchange Consideration consisting of New Notes is also, pursuant to Section 18(b)(4)(C) of the Securities Act, exempt from the registration and qualification requirements of state securities laws. We have no contract, arrangement, or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent, or any other person for soliciting you to accept or reject the Exchange Offer. In addition, none of the Financial Advisor or our other financial advisors and no broker, dealer, salesperson, agent, or any other person, is engaged or authorized to solicit exchanges, express any statement, opinion, recommendation, or judgment with respect to the relative merits and risks of the Exchange Offer.

The issuance of New Notes upon exchange of the Existing Notes should be exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof. Under current interpretations of the SEC, securities that are obtained in a Section 3(a)(9) exchange generally assume the same character (i.e., restricted or unrestricted) as the securities that have been surrendered. We are also relying on Section 18(b)(4)(C) of the Securities Act to exempt the New Notes portion of the Exchange Consideration from the registration and qualification requirements of the state securities laws. The New Notes that you receive in the Exchange Offer should generally be freely tradable except by persons who are considered to be our affiliates, as that term is defined in the Securities Act. In addition, you are urged to consult with your own legal counsel regarding the availability of a resale exemption from the registration requirements of the Securities Act with respect to the New Notes.

We have agreed to pay all expenses incident to the Exchange Offer. We will not, however, pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Existing Notes pursuant to the Exchange Offer.

THE FINANCIAL ADVISOR, INFORMATION AGENT AND EXCHANGE AGENT

Financial Advisor. Piper Jaffray & Co. is acting as the Financial Advisor in connection with the Exchange Offer. We have agreed to pay the Financial Advisor a fee for its services as a Financial Advisor in connection with the Exchange Offer. In addition, we will reimburse the Financial Advisor for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel. We have agreed to indemnify the Financial Advisor against certain liabilities under federal or state law or otherwise caused by, relating to or arising out of the Exchange Offer or its engagement as Financial Advisor. The Financial Advisor has not been retained to solicit and is not soliciting acceptances of the Exchange Offer, nor is it making any recommendations with respect thereto.

Piper Jaffray & Co. and its affiliates have in the past provided us with and may in the future provide to us certain financial advisory, investment banking and other services in the ordinary course of their business for which they will be entitled to receive fees.

From time to time, the Financial Advisor and its affiliates may trade our securities for their own account or for the accounts of their customers and, accordingly, may hold long or short positions in the Existing Notes or ADSs at any time.

The Exchange Agent and the Information Agent. We have retained The Bank of New York Mellon to act as the Exchange Agent, and Georgeson Inc. to act as the Information Agent, in connection with the Exchange Offer. All deliveries, correspondence and questions sent or presented to the Exchange Agent or the Information Agent relating to the Exchange Offer should be directed to the addresses or telephone numbers set forth on the back cover of this Exchange Offer Memorandum.

We will pay the Exchange Agent and the Information Agent reasonable and customary compensation for their services in connection with the Exchange Offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Exchange Agent and the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

Requests for additional copies of this Exchange Offer Memorandum and the Letter of Transmittal should be directed to the Information Agent at its address or telephone number on the back cover of this Exchange Offer Memorandum.

SOLICITATION

Directors, officers and employees of either us or our affiliates, or the Information Agent may contact Holders by hand, mail, telephone or facsimile regarding the Exchange Offer and may request brokers, dealers and other nominees to forward the Exchange Offer Memorandum and related materials to beneficial owners of the Existing Notes. Such directors, officers and employees will not be specifically compensated for providing such services.

CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

We are not aware of any license or regulatory permit that is reasonably likely to be material to our business that might be adversely affected by our exchange of Existing Notes as contemplated in the Exchange Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational that would be required for our exchange of Existing Notes as contemplated by the Exchange Offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action, but we have no current intention to delay the exchange of Existing Notes tendered pursuant to the Exchange Offer pending the outcome of any such matter, subject to our right to decline to exchange Existing Notes if any of the conditions in “Conditions of the Exchange Offer” have not been satisfied or waived. We cannot predict whether we would be required to delay the acceptance for exchange of or exchange for Existing Notes tendered pursuant to the Exchange Offer pending the outcome of any such matter.

We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. If certain types of adverse actions are taken with respect to the matters discussed above, or certain approvals, consents, licenses or permits identified above are not obtained, we can decline to accept for exchange or exchange for any Notes tendered. See “Conditions of the Exchange Offer.”

FEES AND EXPENSES

Tendering Holders who hold Existing Notes registered in their own names and who tender their Notes directly to the Exchange Agent will not be obligated to pay brokerage fees or commissions, the fees and expenses of the Financial Advisor, the Information Agent or the Exchange Agent or, subject to Instruction 7 of the Letter of Transmittal, transfer taxes on the exchange of Existing Notes by us pursuant to the Exchange Offer. If you hold your Existing Notes through a broker, dealer, commercial bank, trust company or other nominee, we urge you to consult such nominee to determine whether any transaction costs are applicable. We will pay certain fees and expenses of the Financial Advisor, the Information Agent and the Exchange Agent in connection with the Exchange Offer.

We will also reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials to their customers. We will not, however, pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Existing Notes pursuant to the Exchange Offer.

MISCELLANEOUS

We are making the Exchange Offer to all Holders. We are not aware of any jurisdiction in which the making of the Exchange Offer or the tender of Existing Notes pursuant to the Exchange Offer would not be in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction in which the making of the Exchange Offer or the tender of Existing Notes pursuant to the Exchange Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such a good faith effort, we cannot comply with any such law, the Exchange Offer will not be made to, nor will tenders be accepted from or on behalf of, the Holders residing in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer will be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Pursuant to Exchange Act Rule 13e-4, we have filed with the SEC the Schedule TO, which contains additional information relating to the Exchange Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth under “Incorporation of Documents by Reference” in this Exchange Offer Memorandum.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR NOTES IN THE EXCHANGE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MADE BY ANYONE ELSE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US, THE FINANCIAL ADVISOR, THE INFORMATION AGENT OR THE EXCHANGE AGENT.

LDK SOLAR CO., LTD.

November 24, 2010

The Exchange Agent is The Bank of New York Mellon, One Canada Square, 40th Floor, London E14 5AL, United Kingdom. The Letter of Transmittal and certificates representing Existing Notes, and any other required documents should be sent or delivered by each Holder or such Holder’s broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at one of its addresses set forth below. To confirm delivery of the Existing Notes, Holders are directed to contact the Exchange Agent. Holders submitting certificates representing Existing Notes to be tendered must deliver such certificates together with the Letter of Transmittal and any other required documents by hand, mail or overnight courier. Facsimile copies of certificates representing Existing Notes will not be accepted.

The Exchange Agent for the Exchange Offer is:

THE BANK OF NEW YORK MELLON

By Regular, Registered or Certified Mail;	By Facsimile for Eligible (Institutions only):
Hand or Overnight Delivery:	The Bank of New York Mellon
The Bank of New York Mellon Corporate Trust Operations Reorganization Unit 480 Washington Boulevard - 27th Floor Jersey City, New Jersey 07310 Attn: Mr. William Buckley Telephone: (212) 815-5788	Attn: Mr. William Buckley Corporate Trust Operations Reorganization Unit Fax (212) 298-1915

For Information Call:
(212) 815-5788

Any questions or requests for assistance may be directed to the Information Agent or the Financial Advisor at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Exchange Offer Memorandum, the Letter of Transmittal or related documents may be directed to the Information Agent at its telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

The Information Agent for the Exchange Offer is:

GEORGESON INC.

199 Water Street, 26th Floor
New York, New York 10038

Please call toll-free (800) 457-0759
or (212) 440-9800 (collect)

The Financial Advisor for the Exchange Offer is:

PIPER JAFFRAY & CO.

345 California Street, Suite 2400
San Francisco, California 94104
Attn: Heather Church
Please call toll-free (800) 754-4781 or (415) 616-1909 (collect)